To Our Valued Stakeholders,

ROIC's longstanding strategy of owning an unparalleled portfolio of grocery-anchored shopping centers, located in demographically-strong, supply-constrained metropolitan markets across the West Coast, again proved its time-tested resiliency and distinctive value in 2022. Notwithstanding significant economic headwinds and uncertainty that persisted throughout the year, we continued to capitalize on the intrinsic strength of our portfolio and business, posting one of the most active, successful years to date for ROIC, achieving a number of new records.

During 2022, taking full advantage of the ongoing demand for space, we achieved a new all-time record-high portfolio lease rate surpassing 98% for the first time, which is unrivaled among our peers. Along with our team being proud to achieve a new record high lease rate, we are equally gratified that we have maintained our portfolio lease rate above 96% for an unprecedented ten consecutive years, again unrivaled among our peers. Our record-setting portfolio lease rate was driven by our record-setting leasing activity. At the beginning of 2022, we had 745,000 square feet of leases scheduled to mature during the year. Thanks to our team working creatively at maneuvering and optimizing existing tenant spaces to free up new space, along with proactively recapturing space and renewing space early, we leased a record 1.6 million square feet during 2022, representing the 12th consecutive year where we once again leased approximately double the amount of space originally scheduled to mature. While leasing a record amount of space, we also continued to achieve solid releasing rent growth. For the tenth consecutive year, we achieved rent growth with respect to leases that we signed with new tenants, as well as leases that we renewed with valued existing tenants. Specifically, during 2022 we achieved a 23% increase in same-space comparative cash base rents on new leases, and an 8% increase in cash base rents on renewed leases.

Being consistently above 96% leased, while leasing two times the amount of space scheduled to mature and achieving solid rent growth, year after year, for 10 years running, speaks not only to the strength and appeal of our portfolio, it also speaks to our hands-on approach. Additionally, it serves to create an important fundamental, advantageous leasing dynamic for ROIC. Being well leased with consistent demand for space, year after year, enables us to be disciplined and selective in terms of the tenants that we lease to, always with a strong eye towards managing downside risk and making certain that we maintain a strong and stable base of necessity, service and destination tenants that generate consistent consumer demand across economic cycles. This risk-averse strategy has proven to be instrumental in our ability to generate a reliable, growing revenue stream, year after year.

While we work to enhance the underlying value of our existing portfolio through our leasing initiatives, we also continue to work at enhancing our leadership position and presence on the West Coast through our relationship-centric investment program. During 2022, we continued our longstanding strategy of capitalizing on our off-market sources to gain unique access to acquire exceptional properties. In total, we acquired five grocery-anchored shopping centers, encompassing over 0.5 million square feet, for a total of $120 million. These new acquisitions not only meet our stringent investment criteria, they are also an excellent strategic fit with our existing portfolio. They are well-situated in our core markets in the heart of affluent communities. All five shopping centers feature strong grocery operators, that are longstanding existing tenants of ours, along with a broad range of necessity, service and destination tenants, many of which are existing tenants of ours as well. These new acquisitions provide a stable base of cash flow and also offer a wealth of opportunities to increase the cash flow and enhance the underlying value going forward.

Our investment activities, together with our leasing accomplishments, served to generate financial growth in 2022. For the year, total revenues grew 10%, and operating income, excluding gain on sale from property dispositions, increased 16%. GAAP net income applicable to common stockholders totaled $52 million for 2022, or $0.42 per diluted share. Total funds from operations (FFO)[1], which is widely considered the REIT industry standard supplemental measure, increased by 14%. On a per share basis, FFO increased by 10% to $1.10 per diluted share.

Fundamental in achieving solid financial results is our longstanding commitment of always maintaining a sound financial position. During 2022, we continued our disciplined strategy of raising capital from a balance of sources to prudently grow our business and enhance our investment-grade balance sheet.   In total, we raised $61 million of capital in 2022, including $36 million from a property disposition and $25 million through common stock issuances during the year. We utilized a portion of the capital to retire two mortgage loans, totaling $24 million. As a result, at year-end 2022 our secured debt was down to a new record low of just 4% of our total debt outstanding. In step with lowering our secured debt, we also continued to work at lowering the company's net debt ratio. In 2022, we reduced ROIC's Net Debt to Annualized EBITDA[2] ratio down to a five-year, fourth quarter low of 6.6x. Additionally, in light of our financial strength and stability, during 2022 ROIC was awarded an investment-grade corporate debt rating upgrade from Fitch Ratings, Inc., as well as investment-grade rating affirmations from both Moody's Investor Services and S&P Global Ratings.

During 2022, we continued to advance our environmental, social and governance (ESG) priorities. As highlighted in our most recent ESG annual report (issued mid-year), we achieved a 14% reduction in same-center greenhouse gas emissions and a 15% reduction in same-center common area energy consumption (2021 vs. 2020). In addition, for the second consecutive year ROIC was selected as a Green Lease Leader by the U.S. Department of Energy. Importantly, energy and water conservation projects that we completed during 2022 are expected to save six million Kilowatt hours of energy and 100 million gallons of water over the next 10 years. In light of our ongoing ESG initiatives, during 2022 ROIC achieved an enhanced Global Real Estate Sustainability Benchmark public disclosure rating. Additionally, during 2022 we continued our employee community involvement program, as well as our employee engagement program, again

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[1] ROIC reports FFO in accordance with the definition set forth by National Association of Real Estate Investment Trusts. A reconciliation of GAAP net income to FFO is provided in ROIC's Annual Report on Form 10-K for the year ended December 31, 2022.

[2] Net Debt to Annualized EBITDA: Total principal debt outstanding, less cash and cash equivalents, as of December 31, 2022, divided by EBITDA for the three months ended December 31, 2022, annualized.

achieving 100% corporate participation in our annual diversity, equity and inclusion training. Integral to how we have operated our business since we started ROIC 14 years ago, we continue to strive to maintain a diverse, equitable and inclusive workforce. Today, 70% of our workforce is led by women and 50% is diverse. Additionally, we also endeavor to foster a collaborative and entrepreneurial culture, which over the years has served to create an organization that we believe is an indispensable, core asset and a principal differentiator of ROIC.

In closing, as our 2022 results firmly demonstrate, our portfolio and business are performing at a strong level. Looking ahead, we expect that to continue in 2023. The key, longterm drivers of our grocery-anchored shopping center business and core West Coast markets continue to be favorable and offer compelling opportunities for growth going forward. While 2023 is expected to again be challenging in terms of U.S. and global economic pressure and uncertainty, we believe that we are well-positioned to face the challenges. Most important, we intend to stay true to executing our longstanding disciplined, risk-averse strategy aimed at prudently growing our business and building sustainable value for all stakeholders long into the future.

Sincerely,

STUART A. TANZ
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

RETAIL OPPORTUNITY INVESTMENTS CORP.
(*Exact name of registrant as specified in its charter*)
Commission file number: 001-33749

RETAIL OPPORTUNITY INVESTMENTS PARTNERSHIP, LP
(*Exact name of registrant as specified in its charter*)
Commission file number: 333-189057-01

Maryland (Retail Opportunity Investments Corp.)	**26-0500600**	**(Retail Opportunity Investments Corp.)**
Delaware (Retail Opportunity Investments Partnership, LP)	**94-2969738**	**(Retail Opportunity Investments Partnership, LP)**
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

11250 El Camino Real	
San Diego, California	**92130**
(Address of Principal Executive Offices)	(Zip Code)

(858) 677-0900
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(g) of the Act:

Retail Opportunity Investments Corp.	None
Retail Opportunity Investments Partnership, LP	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Retail Opportunity Investments Corp.	Yes	☒	No	☐
Retail Opportunity Investments Partnership, LP	Yes	☐	No	☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Retail Opportunity Investments Corp.	Yes	☐	No	☒
Retail Opportunity Investments Partnership, LP	Yes	☐	No	☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Retail Opportunity Investments Corp.	Yes ☒	No ☐
Retail Opportunity Investments Partnership, LP	Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Retail Opportunity Investments Corp.	Yes ☒	No ☐
Retail Opportunity Investments Partnership, LP	Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Retail Opportunity Investments Corp.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting	☐
Emerging growth company	☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.					☐

Retail Opportunity Investments Partnership, LP

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting	☐
Emerging growth company	☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.					☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Retail Opportunity Investments Corp.	☒
Retail Opportunity Investments Partnership, LP	☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Retail Opportunity Investments Corp.	☐
Retail Opportunity Investments Partnership, LP	☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1 (b).

Retail Opportunity Investments Corp.	☐
Retail Opportunity Investments Partnership, LP	☐

Indicate by check mark whether the registrant is a Shell Company (as defined in rule 12b-2 of the Exchange Act).

Retail Opportunity Investments Corp.	Yes ☐	No ☒
Retail Opportunity Investments Partnership, LP	Yes ☐	No ☒

Securities registered pursuant to Section 12(b) of the Act:

Name of Registrant	Title of each class	Trading Symbol	Name of each exchange on which registered
Retail Opportunity Investments Corp.	Common Stock, par value $0.0001 per share	ROIC	NASDAQ
Retail Opportunity Investments Partnership, LP	None	None	None

The aggregate market value of the common equity held by non-affiliates of Retail Opportunity Investments Corp. as of June 30, 2022, the last business day of its most recently completed second fiscal quarter, was $1.9 billion (based on the closing sale price of $15.78 per share of Retail Opportunity Investments Corp. common stock on that date as reported on the NASDAQ Global Select Market).

There is no public trading market for the operating partnership units of Retail Opportunity Investments Partnership, LP. As a result the aggregate market value of common equity securities held by non-affiliates of this registrant cannot be determined.

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date: 124,609,914 shares of common stock, par value $0.0001 per share, of Retail Opportunity Investments Corp. outstanding as of February 9, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Retail Opportunity Investments Corp.'s definitive proxy statement for its 2023 Annual Meeting, to be filed within 120 days after its fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

EXPLANATORY PARAGRAPH

This report combines the annual reports on Form 10-K for the year ended December 31, 2022 of Retail Opportunity Investments Corp., a Maryland corporation ("ROIC"), and Retail Opportunity Investments Partnership, LP, a Delaware limited partnership (the "Operating Partnership") of which Retail Opportunity Investments Corp. is the parent company and through its wholly owned subsidiary, acts as general partner. Unless otherwise indicated or unless the context requires otherwise, all references in this report to "the Company," "we," "us," "our," or "our company" refer to ROIC together with its consolidated subsidiaries, including Retail Opportunity Investments Partnership, LP. Unless otherwise indicated or unless the context requires otherwise, all references in this report to the Operating Partnership refer to Retail Opportunity Investments Partnership, LP together with its consolidated subsidiaries.

ROIC operates as a real estate investment trust and as of December 31, 2022, ROIC owned an approximate 93.6% partnership interest in the Operating Partnership. Retail Opportunity Investments GP, LLC, ROIC's wholly-owned subsidiary, is the sole general partner of the Operating Partnership. Through this subsidiary, ROIC has full and complete authority and control over the Operating Partnership's business.

The Company believes that combining the annual reports on Form 10-K of ROIC and the Operating Partnership into a single report will result in the following benefits:

- facilitate a better understanding by the investors of ROIC and the Operating Partnership by enabling them to view the business as a whole in the same manner as management views and operates the business;

- remove duplicative disclosures and provide a more straightforward presentation in light of the fact that a substantial portion of the disclosure applies to both ROIC and the Operating Partnership; and

- create time and cost efficiencies through the preparation of one combined report instead of two separate reports.

Management operates ROIC and the Operating Partnership as one enterprise. The management of ROIC and the Operating Partnership are the same.

There are few differences between ROIC and the Operating Partnership, which are reflected in the disclosures in this report. The Company believes it is important to understand the differences between ROIC and the Operating Partnership in the context of how these entities operate as an interrelated consolidated company. ROIC is a real estate investment trust, whose only material assets are its direct or indirect partnership interests in the Operating Partnership and membership interest in Retail Opportunity Investments GP, LLC, which is the sole general partner of the Operating Partnership. As a result, ROIC does not conduct business itself, other than acting as the parent company and through Retail Opportunity Investments Partnership GP, LLC as the sole general partner of the Operating Partnership. The Operating Partnership holds substantially all the assets of the Company and directly or indirectly holds the ownership interests in the Company's real estate ventures. The Company conducts its business through the Operating Partnership, which is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by ROIC, which are contributed to the Operating Partnership, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, by the Operating Partnership's incurrence of indebtedness (directly and through subsidiaries) or through the issuance of operating partnership units ("OP Units") of the Operating Partnership.

Non-controlling interests is the primary difference between the Consolidated Financial Statements for ROIC and the Operating Partnership. The OP Units in the Operating Partnership that are not owned by ROIC are accounted for as partners' capital in the Operating Partnership's financial statements and as non-controlling interests in ROIC's financial statements. Accordingly, this report presents the Consolidated Financial Statements for ROIC and the Operating Partnership separately, as required, as well as Earnings Per Share / Earnings Per Unit and Capital of the Partnership.

This report also includes separate Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources, Item 9A. Controls and Procedures sections and separate Chief Executive Officer and Chief Financial Officer certifications for each of ROIC and the Operating Partnership as reflected in Exhibits 31 and 32.

RETAIL OPPORTUNITY INVESTMENTS CORP.

TABLE OF CONTENTS

Statements Regarding Forward-Looking Information

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words "believes," "anticipates," "projects," "may," "will," "should," "estimates," "expects," and similar expressions are intended to identify forward-looking statements with the meaning of that term in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and in Section 21F of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results or outcomes to differ materially from those contained in the forward-looking statements. Currently, one of the factors that could cause actual outcomes to differ materially from the Company's forward-looking statements is the ongoing adverse effect of the COVID-19 pandemic, and federal, state, and/or local regulatory guidelines and private business actions to control it, on the Company's financial condition, operating results and cash flows, the Company's tenants and their customers, the use of and demand for retail space, the real estate market in which the Company operates, the U.S. economy, the global economy and the financial markets. The extent to which the COVID-19 pandemic, including any variants thereof, continues to impact the Company and its tenants will depend on future developments, which remain uncertain and cannot be predicted with confidence. Additional factors, many of which may be influenced by the COVID-19 pandemic, that could cause actual outcomes or results to differ materially from those indicated in these statements include:

Actual results may differ materially due to uncertainties including:

- the Company's ability to identify and acquire retail real estate that meet its investment standards in its markets;

- the level of rental revenue the Company achieves from its assets;

- the market value of the Company's assets and the supply of, and demand for, the retail real estate in which it invests;

- the state of the U.S. economy generally, or in specific geographic regions;

- the impact of economic conditions on the Company's business;

- the conditions in the local markets in which the Company operates and its concentration in those markets, as well as changes in national economic and market conditions;

- consumer spending and confidence trends;

- the Company's ability to enter into new leases or to renew leases with existing tenants at the properties it owns or acquires at favorable rates;

- the Company's ability to anticipate changes in consumer buying practices and the space needs of tenants;

- the competitive landscape impacting the properties the Company owns or acquires and their tenants;

- the Company's relationships with its tenants and their financial condition and liquidity;

- ROIC's ability to continue to qualify as a real estate investment trust for U.S. federal income tax (a "REIT");

- the Company's use of debt as part of its financing strategy and its ability to make payments or to comply with any covenants under its senior unsecured notes, its unsecured credit facilities or other debt facilities it currently has or subsequently obtains;

- the Company's level of operating expenses, including amounts it is required to pay to its management team;

- changes in interest rates or the Company's credit ratings that could impact the market price of ROIC's common stock and the cost of the Company's borrowings;

- legislative and regulatory changes (including changes to laws governing the taxation of REITs).

Forward-looking statements are based on estimates as of the date of this Annual Report on Form 10-K. The Company disclaims any obligation to publicly release the results of any revisions to these forward-looking statements reflecting new estimates, events or circumstances after the date of this Annual Report on Form 10-K.

The risks included here are not exhaustive. Other sections of this Annual Report on Form 10-K, including but not limited to "Risk Factors," and other reports filed with the Securities and Exchange Commission from time to time, may include additional factors that could adversely affect the Company's business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

RISK FACTORY SUMMARY

An investment in the Company's securities involves a high degree of risk. You should carefully consider the risks summarized in Item 1A, "Risk Factors" included in this report. These risks include, but are not limited to, the following:

Risks Related to the Company's Business and Operations

- There are risks relating to investments in real estate.

- The Company operates in a highly competitive market and competition may limit its ability to acquire desirable assets and to attract and retain tenants.

- The Company may change any of its strategies, policies or procedures without stockholder consent, which could materially and adversely affect its business.

- Capital markets and economic conditions can materially affect the Company's financial condition, its results of operations and the value of its assets.

- Bankruptcy or insolvency of tenants may decrease the Company's revenues and available cash.

- Real estate investments' value and income fluctuate due to conditions in the general economy and the real estate business, which may materially and adversely affect the Company's ability to service its debt and expenses.

- Factors affecting the general retail environment could adversely affect the financial condition of the Company's retail tenants and the willingness of retailers to lease space in its shopping centers, and in turn, materially and adversely affect the Company.

- The Company does not have a formal policy limiting the amount of debt it may incur and its board of directors may change its leverage policy without stockholder consent, which could result in a different risk profile.

- A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could impair the Company's assets and have a material and adverse effect on its income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

- The Company's business, results of operations and financial condition have been and in the future may be adversely impacted by the COVID-19 pandemic or a future public health crisis.

Risks Related to Financing

- The Company's term loan, credit facility and unsecured senior notes contain restrictive covenants relating to its operations, which could limit the Company's ability to respond to changing market conditions and its ability to pay dividends and other distributions to its stockholders.

- Certain of the Company's mortgage financing arrangements and other indebtedness contain provisions that could limit the Company's operating flexibility.

- Increases in interest rates could increase the amount of the Company's debt payments and materially and adversely affect its business, financial condition, liquidity and results of operations.

- Financing arrangements that the Company may use to finance its assets may require it to provide additional collateral or pay down debt.

Risks Related to the Company's Organization and Structure

- The Company depends on dividends and distributions from its direct and indirect subsidiaries. The creditors of these subsidiaries are entitled to amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or distributions to the Company.

- The Company's failure to qualify as a REIT would subject it to U.S. federal income tax and potentially increased state and local taxes, which would reduce the amount of cash available for distribution to its stockholders.

- To maintain its REIT qualification, the Company may be forced to borrow funds during unfavorable market conditions.

- The Company cannot assure you of its ability to pay distributions in the future.

PART I

In this Annual Report on Form 10-K, unless otherwise indicated or the context requires otherwise, all references to "the Company," "we," "us," "our," or "our company" refer to ROIC together with its consolidated subsidiaries, including the Operating Partnership.

Item 1. Business

Overview

Retail Opportunity Investments Corp., a Maryland corporation ("ROIC") commenced operations in October 2009 as a fully integrated, self-managed REIT. The Company specializes in the acquisition, ownership and management of necessity-based community and neighborhood shopping centers on the west coast of the United States, anchored by supermarkets and drugstores. As of December 31, 2022, the Company's portfolio consisted of 94 properties (93 retail and one office) totaling approximately 10.6 million square feet of gross leasable area ("GLA"). The Company is organized in a traditional umbrella partnership real estate investment trust ("UpREIT") format pursuant to which Retail Opportunity Investments GP, LLC, its wholly-owned subsidiary, serves as the sole general partner of, and ROIC conducts substantially all of its business through, its operating partnership, Retail Opportunity Investments Partnership, LP, a Delaware limited partnership (the "Operating Partnership"), together with its subsidiaries. As of December 31, 2022, ROIC owned an approximate 93.6% partnership interest and other limited partners owned the remaining 6.4% partnership interest in the Operating Partnership.

ROIC's only material assets are its direct or indirect partnership interests in the Operating Partnership and membership interest in Retail Opportunity Investments GP, LLC, which is the sole general partner of the Operating Partnership. As a result, ROIC does not conduct business itself, other than acting as the parent company and through this subsidiary, acts as the sole general partner of the Operating Partnership. The Operating Partnership holds substantially all the assets of the Company and directly or indirectly holds the ownership interests in the Company's real estate ventures. The Operating Partnership conducts the operations of the Company's business and is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by ROIC, which are contributed to the Operating Partnership, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, by the Operating Partnership's incurrence of indebtedness (directly and through subsidiaries) or through the issuance of operating partnership units ("OP Units") of the Operating Partnership.

Investment Strategy

The Company seeks to acquire shopping centers located in densely populated, supply-constrained metropolitan markets on the west coast of the United States, which exhibit income and population growth and high barriers to entry. The Company's senior management team has operated in the Company's markets for over 30 years and has established an extensive network of relationships in these markets with key institutional and private property owners, brokers and financial institutions and other real estate operators. The Company's in-depth local and regional market knowledge and expertise provides a distinct competitive advantage in identifying and accessing attractive acquisition opportunities, including properties that are not widely marketed.

The Company seeks to acquire high quality, necessity-based community and neighborhood shopping centers anchored by national and regional supermarkets and drugstores that are well-leased, with stable cash flows. Additionally, the Company acquires shopping centers which it believes are candidates for attractive near-term re-tenanting or present other value-enhancement opportunities. Upon acquiring a shopping center, the Company normally commences leasing initiatives aimed at enhancing long-term value through re-leasing below-market space and improving the tenant mix.

The Company derives revenues primarily from rents and reimbursement payments received from tenants under leases at the Company's properties. The Company focuses on leasing to retailers that provide necessity-based, non-discretionary goods and services, catering to the basic and daily needs of the surrounding community, a majority of which are destination-based and therefore more resistant to competition from e-commerce than other types of retailers. The Company believes necessity-based retailers draw consistent, regular traffic to its shopping centers, which results in stronger sales for its tenants and a more consistent revenue base. Additionally, the Company seeks to maintain a strong and diverse tenant base with a balance of large, long-term leases to major national and regional retailers, including supermarkets, drugstores and discount stores, with small, shorter-term leases to a broad mix of national, regional and local retailers. The Company believes the long-term anchor tenants provide a reliable, stable base of rental revenue, while the shorter-term leases afford the Company the opportunity to drive rental growth, as well as the ongoing flexibility to adapt to evolving consumer trends.

The Company believes that the current market environment continues to present opportunities for it to further build its portfolio and add additional necessity-based community and neighborhood shopping centers that meet its investment profile. The Company's long-term objective is to prudently build and maintain a diverse portfolio of necessity-based community and neighborhood shopping centers aimed at providing stockholders with sustainable, long-term growth and value through all economic cycles.

In implementing its investment strategy and selecting an asset for acquisition, the Company analyzes the fundamental qualities of the asset, the inherent strengths and weaknesses of its market, sub-market drivers and trends, and potential risks and risk mitigants facing the property. The Company believes that its acquisition process and operational expertise provide it with the capability to identify and properly underwrite investment opportunities.

The Company's aim is to seek to provide diversification of assets, tenant exposures, lease terms and locations in its portfolio. In order to capitalize on the changing sets of investment opportunities that may be present in the various points of an economic cycle, the Company may expand or refocus its investment strategy. The Company's investment strategy may be amended from time to time, if approved by its board of directors. The Company is not required to seek stockholder approval when amending its investment strategy.

Transactions During 2022

Investing Activities

Property Asset Acquisitions

On April 1, 2022, the Company acquired the property known as Olympia Square North, located in Olympia, Washington, within the Seattle metropolitan area, for an adjusted purchase price of approximately $18.4 million. Olympia Square North is approximately 90,000 square feet and is anchored by Albertsons Supermarket. The property was acquired with cash on hand and borrowings under the credit facility.

On April 1, 2022, the Company acquired the property known as Powell Valley Junction, located in Gresham, Oregon, within the Portland metropolitan area, for an adjusted purchase price of approximately $17.7 million. Powell Valley Junction is approximately 109,000 square feet and is anchored by Walmart Neighborhood Market. The property was acquired with cash on hand and borrowings under the credit facility.

On May 17, 2022, the Company acquired the property known as Village Oaks Shopping Center, located in Martinez, California, within the San Francisco metropolitan area, for an adjusted purchase price of approximately $24.1 million. Village Oaks Shopping Center is approximately 80,000 square feet and is anchored by Save Mart (Lucky California) Supermarket. The property was acquired with cash on hand and borrowings under the credit facility.

On August 19, 2022, the Company acquired two properties known as Ballinger Village, located in Shoreline, Washington, within the Seattle metropolitan area, and Thomas Lake Shopping Center located in Mill Creek, Washington, within the Seattle metropolitan area, for an adjusted purchase price of approximately $29.3 million and $31.1 million, respectively. Ballinger Village is approximately 111,000 square feet and is anchored by Thriftway Supermarket and Rite Aid Pharmacy. Thomas Lake Shopping Center is approximately 111,000 square feet and is anchored by Albertsons Supermarket and Rite Aid Pharmacy. These properties were acquired by the Company using proceeds from the sale of one of its shopping centers, discussed below, as well as cash on hand and borrowings under the credit facility.

Property Asset Dispositions

On August 19, 2022, in connection with the acquisitions of Ballinger Village and Thomas Lake Shopping Center discussed above, the Company sold Aurora Square, a shopping center located in Shoreline, Washington. The sales price of $36.2 million, less costs to sell, resulted in net proceeds of approximately $34.4 million. The Company recorded a gain on sale of real estate of approximately $7.7 million during the year ended December 31, 2022 related to this property disposition.

Financing Activities

The Company employs prudent amounts of leverage and uses debt as a means of providing funds for the acquisition of its properties and the diversification of its portfolio. The Company seeks to primarily utilize unsecured debt in order to maintain liquidity and flexibility in its capital structure.

Term Loan and Credit Facility

The Operating Partnership has an unsecured term loan (the "term loan") with several banks under which the lenders agreed to provide a $300.0 million unsecured term loan facility. Effective December 20, 2019, the Operating Partnership entered into the First Amendment to First Amended and Restated Term Loan Agreement (as amended, the "Term Loan Agreement") pursuant to which the maturity date of the term loan was extended from September 8, 2022 to January 20, 2025, without further options for extension. The Term Loan Agreement also provides that the Operating Partnership may from time to time request increased aggregate commitments of $200.0 million under certain conditions set forth in the Term Loan Agreement, including the consent of the lenders for the additional commitments. Borrowings under the Term Loan Agreement accrue interest on the outstanding principal amount at a rate equal to an applicable rate based on the credit rating level of the Company, plus, as applicable, (i) a London Inter-Bank Offered Rate ("LIBOR") rate determined by reference to the cost of funds for U.S. dollar deposits for the relevant period (the "Eurodollar Rate"), or (ii) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the rate of interest announced by the Administrative Agent as its "prime rate," and (c) the Eurodollar Rate plus 1.00%.

The Operating Partnership has an unsecured revolving credit facility (the "credit facility") with several banks. Effective December 20, 2019, the Operating Partnership entered into the First Amendment to Second Amended and Restated Credit Agreement (as amended, the "Credit Facility Agreement") pursuant to which the borrowing capacity under the credit facility is $600.0 million and the maturity date of the credit facility was extended from September 8, 2021 to February 20, 2024, with two six-month extension options, which may be exercised by the Operating Partnership upon satisfaction of certain conditions including the payment of extension fees. Additionally, the Credit Facility Agreement contains an accordion feature, which allows the Operating Partnership to increase the borrowing capacity under the credit facility up to an aggregate of $1.2 billion, subject to lender consents and other conditions. Borrowings under the Credit Facility Agreement accrue interest on the outstanding principal amount at a rate equal to an applicable rate based on the credit rating level of the Company, plus, as applicable, (i) the Eurodollar Rate, or (ii) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the rate of interest announced by KeyBank, National Association as its "prime rate," and (c) the Eurodollar Rate plus 0.90%. Additionally, the Operating Partnership is obligated to pay a facility fee at a rate based on the credit rating level of the Company, currently 0.20%, and a fronting fee at a rate of 0.125% per year with respect to each letter of credit issued under the Credit Facility Agreement, of which the Operating Partnership had none outstanding as of December 31, 2022. The Company has investment grade credit ratings from Moody's Investors Service (Baa2), S&P Global Ratings (BBB-) and Fitch Ratings (BBB).

The Operating Partnership's debt agreements contain customary representations, financial and other covenants, and its ability to borrow under these agreements is subject to its compliance with financial covenants and other restrictions on an ongoing basis. The Company was in compliance with such covenants at December 31, 2022.

As of December 31, 2022, $300.0 million and $88.0 million were outstanding under the term loan and credit facility, respectively. The weighted average interest rates on the term loan and the credit facility during the year ended December 31, 2022 were 2.7% and 3.1%, respectively. As discussed in Note 11 of the accompanying financial statements, the Company has historically used interest rate swaps to help manage its interest rate risk. The Company's four interest rate swaps matured effective August 31, 2022, and accordingly the interest rate on the term loan was no longer effectively fixed and outstanding borrowings under the term loan became subject to a variable interest rate, as detailed above, effective September 1, 2022. The Company had no available borrowings under the term loan at December 31, 2022. The Company had $512.0 million available to borrow under the credit facility at December 31, 2022.

Mortgage Notes Payable

On March 1, 2022, the Company repaid in full the mortgage note related to Casitas Plaza Shopping Center for a total of approximately $6.6 million, without penalty, in accordance with the prepayment provisions of the note. Additionally, on March 31, 2022, the Company repaid in full the mortgage note related to Riverstone Marketplace for a total of approximately $16.7 million without penalty, in accordance with the prepayment provisions of the note.

ATM Equity Offering

On February 20, 2020, ROIC entered into an "at the market" sales agreement, as amended on April 27, 2022 (the "Sales Agreement"), with each of (i) KeyBanc Capital Markets Inc., BTIG, LLC, BMO Capital Markets Corp., BofA Securities, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Raymond James & Associates, Inc., Regions Securities LLC, Robert W. Baird & Co. Incorporated and Wells Fargo Securities, LLC (collectively, the "Agents") and (ii) the Forward Purchasers (as defined below), pursuant to which ROIC may sell, from time to time, shares (any such shares, the "Primary Shares") of ROIC's common stock, par value $0.0001 per share ("Common Stock"), to or through the Agents and instruct certain of the Agents, acting as forward sellers (the "Forward Sellers"), to offer and sell borrowed shares (any such shares, "Forward Hedge Shares," and collectively with the Primary Shares, the "Shares") with the Shares to be sold under the Sales Agreement having an aggregate offering price of up to $500.0 million.

The Sales Agreement contemplates that, in addition to the issuance and sale of Primary Shares to or through the Agents as principal or its sales agents, ROIC may enter into separate forward sale agreements with any of KeyBanc Capital Markets Inc., BMO Capital Markets Corp., BofA Securities, Inc., Citigroup Global Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Raymond James & Associates, Inc. and Wells Fargo Securities, LLC or their respective affiliates (in such capacity, the "Forward Purchasers"). If ROIC enters into a forward sale agreement with any Forward Purchaser, ROIC expects that such Forward Purchaser or its affiliate will borrow from third parties and, through the relevant Forward Seller, sell a number of Forward Hedge Shares equal to the number of shares of Common Stock underlying the particular forward sale agreement, in accordance with the mutually accepted instructions related to such forward sale agreement. ROIC will not initially receive any proceeds from any sale of Forward Hedge Shares through a Forward Seller. ROIC expects to fully physically settle each particular forward sale agreement with the relevant Forward Purchaser on one or more dates specified by ROIC on or prior to the maturity date of that particular forward sale agreement by issuing shares of Common Stock (the "Confirmation Shares"), in which case ROIC expects to receive aggregate net cash proceeds at settlement equal to the number of shares of Common Stock underlying the particular forward sale agreement multiplied by the relevant forward sale price. However, ROIC may also elect to cash settle or net share settle a particular forward sale agreement, in which case ROIC may not receive any proceeds from the issuance of shares of Common Stock, and ROIC will instead receive or pay cash (in the case of cash settlement) or receive or deliver shares of Common Stock (in the case of net share settlement).

During the year ended December 31, 2022, ROIC sold a total of 1,288,213 shares under the Sales Agreement, which resulted in gross proceeds of approximately $25.2 million and commissions of approximately $252,000 paid to the Agents.

The Company plans to finance future acquisitions through a combination of operating cashflow, borrowings under the credit facility, the assumption of existing mortgage debt, the issuance of equity securities including OP Units, equity and debt offerings, and the potential sale of existing assets.

Business Segments

The Company's primary business is the ownership, management, and redevelopment of retail real estate properties. The Company reviews operating and financial information for each property on an individual basis and therefore, each property represents an individual operating segment. The Company evaluates financial performance using property operating income, defined as operating revenues (rental revenue and other income), less property and related expenses (property operating expenses and property taxes). The Company has aggregated the properties into one reportable segment as the properties share similar long-term economic characteristics and have other similarities including the fact that they are operated using consistent business strategies, are typically located in major metropolitan areas, and have similar tenant mixes.

Regulation

The following discussion describes certain material U.S. federal laws and regulations that may affect the Company's operations and those of its tenants. However, the discussion does not address state laws and regulations, except as otherwise indicated. These state laws and regulations, like the U.S. federal laws and regulations, could affect the Company's operations and those of its tenants.

Generally, real estate properties are subject to various laws, ordinances and regulations. Changes in any of these laws or regulations, such as the Comprehensive Environmental Response and Compensation, and Liability Act of 1980, as amended, increase the potential liability for environmental conditions or circumstances existing or created by tenants or others on the properties. In addition, laws affecting development, construction, operation, upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of real estate property sites or other impairments, which would adversely affect its cash flows from operating activities.

Under the Americans with Disabilities Act of 1990 (the "Americans with Disabilities Act") all places of public accommodation are required to meet certain U.S. federal requirements related to access and use by disabled persons. A number of additional U.S. federal, state and local laws also exist that may require modifications to properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. Noncompliance with the Americans with Disabilities Act could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature which could result in substantial capital expenditures. To the extent the Company's properties are not in compliance, the Company may incur additional costs to comply with the Americans with Disabilities Act.

Property management activities are often subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

Environmental Matters

Pursuant to U.S. federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate, remove and/or remediate a release of hazardous substances or other regulated materials at or emanating from such property. Further, under certain circumstances, such owners or operators of real property may be held liable for property damage, personal injury and/or natural resource damage resulting from or arising in connection with such releases. Certain of these laws have been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The failure to properly remediate the property may also adversely affect the owner's ability to lease, sell or rent the property or to borrow funds using the property as collateral.

In connection with the ownership, operation and management of the Company's current properties and any properties that it may acquire and/or manage in the future, the Company could be legally responsible for environmental liabilities or costs relating to a release of hazardous substances or other regulated materials at or emanating from such property. In order to assess the potential for such liability, the Company conducts an environmental assessment of each property prior to acquisition and manages its properties in accordance with environmental laws while it owns or operates them. All of its leases contain a comprehensive environmental provision that requires tenants to conduct all activities in compliance with environmental laws and to indemnify the owner for any harm caused by the failure to do so. In addition, the Company has engaged qualified, reputable and adequately insured environmental consulting firms to perform environmental site assessments of its properties and is not aware of any environmental issues that are expected to materially impact the financial condition of the Company.

Competition

The Company believes that competition for the acquisition, operation and development of retail properties is highly fragmented. The Company competes with numerous owners, operators and developers for acquisitions and development of retail properties, including institutional investors, other REITs and other owner-operators of necessity-based community and neighborhood shopping centers, primarily anchored by supermarkets and drugstores, some of which own or may in the future own properties similar to the Company's in the same markets in which its properties are located. The Company also faces competition in leasing available space to prospective tenants at its properties. The actual competition for tenants varies depending upon the characteristics of each local market (including current economic conditions) in which the Company owns and manages property. The Company believes that the principal competitive factors in attracting tenants in its market areas are location, demographics, price, the presence of anchor stores and the appearance of properties.

Many of the Company's competitors are substantially larger and have considerably greater financial, marketing and other resources than the Company. Other entities may raise significant amounts of capital and may have investment objectives that overlap with those of the Company, which may create additional competition for opportunities to acquire assets. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to the Company or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, such entities may have more flexibility than the Company does in their ability to offer rental concessions to attract tenants. If the Company's competitors offer space at rental rates below current market rates, or below the rental rates the Company currently charges its tenants, the Company may lose potential tenants and it may be pressured to reduce its rental rates below those it currently charges in order to retain tenants when its tenants' leases expire.

Employees and Human Capital Management

As of December 31, 2022, the Company had 70 employees, including 19 maintenance employees at its shopping centers and three executive officers, one of whom is also a member of its board of directors. The Company believes that its talented and committed employees are the foundation of its success and supporting employees, tenants and communities is at the heart of the Company's business model.

Diversity and Inclusion. The Company values and advances a diverse and inclusive workplace and strives to create equal opportunities for all current and future employees. As an equal opportunity employer, the Company is committed to maintaining an equitable workplace that is free from discrimination or harassment on the basis of race, color, religion, sexual orientation, gender, gender identity or expression, national origin, age, disability, military or veteran status, genetic information, or other statuses protected by applicable federal, state, and local law. The Company does not tolerate disrespectful or inappropriate behavior, harassment, unfair treatment or retaliation of any kind, and has instituted annual diversity and inclusion training for all ROIC employees.

The Company believes that its success is dependent upon the diverse backgrounds and perspectives of its employees and directors and strives to build a culture that is collaborative, diverse, supportive and inclusive. As of December 31, 2022, approximately 50% of the Company's employees identified as a racial or ethnic minority and approximately 70% of the Company's employees were female. In 2020, the Company also adopted environmental, social and governance ("ESG") metrics as part of its long-term incentive compensation plan that included holding a diversity and inclusion training for employees. Following the initial training, this is now required annually.

Training and Education. The Company supports the continual development of its employees by providing educational and training opportunities to help advance their personal and professional growth and skills, including accounting and continuing education classes, professional certifications, software training and industry workshops and seminars, in addition to diversity and inclusion training and harassment training, for both supervisors and non-supervisors.

Employee Wellness and Benefits. The physical and mental health and wellness of the Company's employees is paramount. The Company provides employees with competitive compensation and a wide range of benefits including comprehensive medical and dental insurance coverage, short and long-term disability benefits, a 401(K) retirement program with matching, vacation, sick and personal leave, flexible work arrangements, flexible savings accounts, and other benefits.

Community Engagement. The Company's properties provide essential services to the communities in which they are located and the Company understands that they play an important role in making these communities better places to live and work. The Company is committed to making a positive impact in its communities and engages in community activities such as hosting and/or sponsoring free or not-for-profit led community events at its properties throughout the year.

ESG Highlights

2022 Green Lease Leader

- The Company was awarded the "Gold" level designation for the second year in a row by the U.S. Department of Energy's Better Buildings Alliance and Institute for Market Transformation due to its efforts to incorporate energy efficiency, cost savings, air quality and sustainability criteria into lease agreements.

Sustainability Reporting

- The Company responded to the Global Real Estate Sustainability Benchmark for the first time in 2021.

- The Company reported in line with the Sustainability Accounting Standards Board standards and the Task Force on Climate-related Financial Disclosures, disclosing information sought by investors.

Energy Management and Clean Energy Infrastructure

- The Company continues to focus on improving energy efficiency at all of its properties and achieved a 15% year-over-year reduction (at like-for-like properties) in energy usage from 2020 to 2021.

- The Company is implementing measures such as leasing its roof space to solar companies and installing electric vehicle ("EV") charging stations, smart irrigation controllers and LED lighting, and as of December 31, 2022, the Company has:

  ◦ Solar agreements at nine of its properties, representing approximately 18% of its portfolio by gross leasable area.

  ◦ 65 EV charging stations at eight of its properties and has entered into agreements to add an additional 23 EV charging stations across a collective four properties within the next twelve months.

  ◦ Installed smart irrigation controllers and monitoring systems at 17 California shopping centers located in drought-vulnerable regions.

  ◦ Converted the common area lighting to LED at nine shopping centers.

Additional information regarding the Company's human capital programs and initiatives is available in the Company's ESG Report, which can be found on the Company's website. Information on the Company's website, including its ESG Report, is not incorporated by reference into this Annual Report on Form 10-K.

Available Information

The Company files its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports with the Securities and Exchange Commission (the "SEC"). The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company's website is www.roireit.net. The Company's reports on Forms 10-K, 10-Q and 8-K, and all amendments to those reports are available free of charge on its Website as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC. The contents of the Company's website are not incorporated by reference herein.

Item 1A. Risk Factors

Risks Related to the Company's Business and Operations

There are risks relating to investments in real estate.

Real property investments are subject to varying degrees of risk. Real estate values are affected by a number of factors, including: changes in the general economic climate, local conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the quality and philosophy of management, competition from other available space, the ability of the owner to provide adequate maintenance and insurance and to control variable operating costs, adverse weather conditions, natural disasters, pandemics and other public health crises, wars, terrorist activities and other factors in the areas in which the properties are located. Shopping centers, in particular, may be affected by changing perceptions of retailers or shoppers regarding the safety, convenience and attractiveness of the shopping center, increasing consumer purchases through online retail websites and catalogs, the ongoing consolidation in the retail sector and by the overall climate for the retail industry generally. Real estate values are also affected by such factors as government regulations, interest rate levels, the availability of financing and potential liability under, and changes in, environmental, zoning, tax and other laws. A significant portion of the Company's income is derived from rental income from real property. The Company's income, cash flow, results of operations, financial condition, liquidity and ability to service its debt obligations could be materially and adversely affected if a significant number of its tenants were unable to meet their obligations, or if it were unable to lease on economically favorable terms a significant amount of space in its properties. In the event of default by a tenant, the Company may experience delays in enforcing, and incur substantial costs to enforce, its rights as a landlord. In addition, certain significant expenditures associated with each equity investment (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment.

The Company operates in a highly competitive market and competition may limit its ability to acquire desirable assets and to attract and retain tenants.

The Company operates in a highly competitive market. The Company's profitability depends, in large part, on its ability to acquire its assets at favorable prices and on trends impacting the retail industry in general, national, regional and local economic conditions, financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends. Many of the Company's competitors are substantially larger and have considerably greater financial, marketing and other resources than it does. Other entities may raise significant amounts of capital and may have investment objectives that overlap with the Company's. In addition, the properties that the Company acquires may face competition from similar properties in the same market, as well as from e-commerce websites. The presence of competitive alternatives affects the Company's ability to lease space and the level of rents it can obtain. New construction, renovations and expansions at competing sites could also negatively affect the Company's properties.

The Company may change any of its strategies, policies or procedures without stockholder consent, which could materially and adversely affect its business.

The Company may change any of its strategies, policies or procedures with respect to acquisitions, asset allocation, growth, operations, indebtedness, financing strategy and distributions, including those related to maintaining its REIT qualification, at any time without the consent of its stockholders, which could result in making acquisitions that are different from, and possibly riskier than, the types of acquisitions described in this Annual Report on Form 10-K. A change in the Company's strategy may increase its exposure to real estate market fluctuations, financing risk, default risk and interest rate risk. Furthermore, a change in the Company's asset allocation could result in the Company making acquisitions in asset categories different from those described in this Annual Report on Form 10-K. These changes could materially and adversely affect the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

The Company's directors are subject to potential conflicts of interest.

The Company's executive officers and directors may face conflicts of interest. Except for Messrs. Tanz, Haines and Schoebel, none of the Company's executive officers or directors are required to commit substantially all of their business time to the Company. Also, in the course of their other business activities, the Company's directors may become aware of investment and business opportunities that may be appropriate for presentation to the Company as well as the other entities with which they are affiliated. They may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

As a result of multiple business affiliations, the Company's non-management directors may have legal obligations relating to presenting opportunities to acquire one or more properties, portfolios or real estate-related debt investments to other entities. The Company's non-management directors (including the Company's non-executive Chairman) may present such opportunities to the other entities to which they owe pre-existing fiduciary duties before presenting such opportunities to the Company. In addition, conflicts of interest may arise when the Company's board of directors evaluates a particular opportunity.

Capital markets and economic conditions can materially affect the Company's financial condition, its results of operations and the value of its assets.

There are many factors that can affect the value of the Company's assets, including the state of the capital markets and the economy. Any reduction in available financing may materially and adversely affect the Company's ability to achieve its financial objectives. Concern about the stability of the markets generally may limit the Company's ability and the ability of its tenants to timely refinance maturing liabilities and access the capital markets to meet liquidity needs. Although the Company will factor in these conditions in acquiring its assets, its long-term success depends in part on general economic conditions and the stability and dependability of the financing market for retail real estate. If the national economy or the local economies in which the Company operates were to experience uncertainty, or if general economic conditions were to worsen, the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders could be materially and adversely affected.

Bankruptcy or insolvency of tenants may decrease the Company's revenues and available cash.

In the case of many retail properties, the bankruptcy or insolvency of a major tenant could cause the Company to suffer lower revenues and operational difficulties and could allow other tenants to exercise so-called "kick-out" clauses in their leases and terminate their lease or reduce their rents prior to the normal expiration of their lease terms. As a result, the bankruptcy or insolvency of major tenants could materially and adversely affect the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

Inflation or deflation may materially and adversely affect the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and distributions to its stockholders.

Increased inflation could have a pronounced negative impact on the Company's property operating expenses and general and administrative expenses, as these costs could increase at a rate higher than the Company's rents. Inflation could also have an adverse effect on consumer spending which could impact the Company's tenants' sales and, in turn, the Company's percentage rents, where applicable, and the willingness and ability of tenants to enter into or renew leases and/or honor their obligations under existing leases. Conversely, deflation could lead to downward pressure on rents and other sources of income.

Compliance or failure to comply with safety regulations and requirements could result in substantial costs.

The Company's properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If the Company fails to comply with these requirements, it could incur fines or private damage awards. The Company does not know whether compliance with the requirements will require significant unanticipated expenditures that could affect its income, cash flow, results of operations, financial condition, liquidity, prospects and ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

The Company expects to acquire additional properties and this may create risks.

The Company expects to acquire additional properties consistent with its investment strategies. The Company may not, however, succeed in consummating desired acquisitions on time, within budget or at all. In addition, the Company may face competition in pursuing acquisition opportunities, which could result in increased acquisition costs. When the Company does pursue a project or acquisition, it may not succeed in leasing newly acquired properties at rents sufficient to cover its costs of acquisition. Difficulties in integrating acquisitions may prove costly or time-consuming and could result in poorer than anticipated performance. The Company may also abandon acquisition opportunities that it has begun pursuing and consequently fail to recover expenses already incurred. Furthermore, acquisitions of new properties will expose the Company to the liabilities of those properties, including, for example, liabilities for clean-up of disclosed or undisclosed environmental contamination, claims by persons in respect of events transpiring or conditions existing before the Company's acquisition and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of properties.

In the event the Company seeks to redevelop existing properties, these projects could be subject to delays or other risks and might not yield the returns anticipated, which would harm the Company's financial condition and operating results.

The Company may selectively engage in redevelopment projects at certain of its properties. To the extent the Company enters into redevelopment projects, it will be subject to a number of risks that could negatively affect its return on investment, financial condition, results of operations and the Company's ability to make distributions to stockholders, including, among others:

- higher than anticipated construction costs, including labor, materials and higher than anticipated financing costs;

- delayed ability or inability to reach projected occupancy, rental rates, profitability, and investment return;

- timing delays due to weather, labor disruptions, supply chain disruptions, zoning or other regulatory approvals, tenant decision delays, delays in anchor approvals of redevelopment plans, where required, acts of God (such as fires, significant storms, earthquakes or floods), pandemics and other public health crises, wars, terrorist activities and other factors outside the Company's control, which might make a project less profitable or unprofitable, or delay profitability; and

- expenditure of money and time on projects that might be significantly delayed before stabilization.

If a project is unsuccessful, either because it is not meeting its expectations when operational or was not completed according to the project planning, the Company could lose its investment in the project or have to incur an impairment charge relating to the asset or development which could then adversely impact the Company's financial condition and operating results.

The Company faces risks associated with the development and redevelopment of mixed-use commercial properties.

The Company may continue to expand its investment focus to include more complex mixed-use development and redevelopment projects that pose unique risks to the Company's return on investment. Mixed-use projects refer to real estate projects that, in addition to retail space, may also include space for residential, office, hotel or other commercial purposes. The Company has less experience in developing and redeveloping and managing non-retail real estate than it does retail real estate. As a result, if a development or redevelopment project includes a non-retail use, the Company may seek to develop that component itself, sell the rights to that component to a third-party developer, or partner with a developer. The Company may be exposed not only to those risks typically associated with the development or redevelopment of retail real estate, but also to risks associated with developing, owning, operating or selling non-retail real estate, with which the Company has less experience, including but not limited to complex entitlement processes. These unique risks may adversely impact the return on investment in these mixed-use development or redevelopment projects. If the Company sells the non-retail components, the Company's retail component may be impacted by the decisions made by the other owners, and actions of those occupying the non-retail spaces in these mixed-use properties. If the Company partners with a developer, the Company might be dependent upon the partner's ability to perform and to agree on major decisions that impact the Company's investment returns of the project. In addition, there is a risk that the non-retail developer may default on its obligations necessitating that the Company complete the other components itself, including providing necessary financing.

Factors affecting the general retail environment could adversely affect the financial condition of the Company's retail tenants and the willingness of retailers to lease space in its shopping centers, and in turn, materially and adversely affect the Company.

The Company's properties are focused on the retail real estate market. This means that the performance of the Company's properties will be impacted by general retail market conditions, including the level of consumer spending and consumer confidence, changing perceptions of retailers or shoppers regarding the safety, convenience and attractiveness of the shopping centers, and increasing competition from online retail websites and catalog companies. In addition, the retail business is highly competitive and the Company's tenants may fail to differentiate their shopping experiences, create an attractive value proposition or execute their business strategies. Furthermore, the Company believes that the increase in digital and mobile technology usage has increased the speed of the transition from shopping at physical locations to web-based purchases and that its tenants may be negatively affected by these changing consumer spending habits. These conditions could adversely affect the financial condition of the Company's retail tenants and the willingness and ability of retailers to lease space, or renew existing leases, in the Company's shopping centers and to honor their obligations under existing leases, and in turn, materially and adversely affect the Company.

The Company's growth depends on external sources of capital, which may not be available in the future.

In order to maintain its qualification as a REIT, the Company is required under the Internal Revenue Code of 1986, as amended, (the "Code") to annually distribute at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. Because of these distribution requirements, the Company may not be able to fund all future capital needs, including acquisitions, from income from operations. After the Company invests its cash on hand, it expects to depend primarily on the credit facility and other external financing (including debt and equity financings) to fund the growth of its business. The Company's access to debt or equity financing depends on the willingness of third parties to lend or make equity investments and on conditions in the capital markets generally. As a result of changing economic conditions, the Company may be limited in its ability to obtain additional financing or to refinance existing debt maturities on favorable terms or at all and there can be no assurances as to when financing conditions will improve.

The Company does not have a formal policy limiting the amount of debt it may incur and its board of directors may change its leverage policy without stockholder consent, which could result in a different risk profile.

Although the Company's charter and bylaws do not limit the amount of indebtedness the Company can incur, the Company's policy is to employ prudent amounts of leverage and use debt as a means of providing additional funds for the acquisition of its assets and the diversification of its portfolio. The amount of leverage the Company will deploy for particular investments will depend upon its management team's assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the assets in its portfolio, the potential for losses, the availability and cost of financing the assets, the Company's opinion of the creditworthiness of its financing counterparties, the health of the U.S. economy and commercial mortgage markets, the Company's outlook for the level, slope and volatility of interest rates, the credit quality of the tenants occupying space at the Company's properties, and the need for the Company to comply with financial covenants contained in the Company's credit agreements. The Company's board of directors may change its leverage policies at any time without the consent of its stockholders, which could result in an investment portfolio with a different risk profile.

The Company could be adversely affected if it or any of its subsidiaries are required to register as an investment company under the Investment Company Act of 1940 as amended (the "1940 Act").

The Company conducts its operations so that neither it, nor the Operating Partnership nor any of the Company's other subsidiaries, is required to register as investment companies under the 1940 Act. If the Company, the Operating Partnership or the Company's other subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in certain business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.

Real estate investments' value and income fluctuate due to conditions in the general economy and the real estate business, which may materially and adversely affect the Company's ability to service its debt and expenses.

The value of real estate fluctuates depending on conditions in the general and local economy and the real estate business. These conditions may also limit the Company's revenues and available cash. The rents the Company receives and the occupancy levels at its properties may decline as a result of adverse changes in conditions in the general economy and the real estate business. If rental revenues and/or occupancy levels decline, the Company generally would expect to have less cash available to pay indebtedness and for distribution to its stockholders. In addition, some of the Company's major expenses, including mortgage payments, real estate taxes and maintenance costs, generally do not decline when the related rents decline.

The lack of liquidity of the Company's assets could materially and adversely affect the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders, and could materially and adversely affect the Company's ability to value and sell its assets.

Real estate investments are relatively difficult to buy and sell quickly. As a result, the Company expects many of its investments will be illiquid and if it is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which it had previously recorded its investments.

The Company depends on leasing space to tenants on economically favorable terms and collecting rent from tenants, some of whom may not be able to pay.

The Company's financial results depend significantly on leasing space in its properties to tenants on economically favorable terms. In addition, as a substantial majority of the Company's revenue comes from renting real property, the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders could be materially and adversely affected if a significant number of its tenants cannot pay their rent or if the Company is not able to maintain occupancy levels on favorable terms. If a tenant does not pay its rent, the Company may not be able to enforce its rights as landlord without delays and may incur substantial legal costs.

Some of the Company's properties depend on anchor stores or major tenants to attract shoppers and could be materially and adversely affected by the loss of or a store closure by one or more of these tenants.

The Company's shopping centers are primarily anchored by national and regional supermarkets and drug stores. The value of the retail properties the Company acquires could be materially and adversely affected if these tenants fail to comply with their contractual obligations, seek concessions in order to continue operations or cease their operations. Adverse economic or other conditions may result in the closure of existing stores by tenants which may result in increased vacancies at the Company's properties. Any periods of significant vacancies for the Company's properties could materially and adversely impact the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

Loss of revenues from major tenants could reduce the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

The Company derives significant revenues from anchor tenants such as Albertsons / Safeway Supermarkets, Kroger Supermarkets and Rite Aid Pharmacy. As of December 31, 2022, these tenants are the Company's three largest tenants and accounted for 5.7%, 3.2% and 1.7%, respectively, of its annualized base rent on a pro-rata basis. In October 2022, Albertsons Companies, Inc., the owner of the Albertsons / Safeway brands, and The Kroger Company announced an intention to merge that is currently undergoing regulatory review. The Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders could be materially and adversely affected by the loss of revenues in the event a major tenant becomes bankrupt or insolvent, experiences a downturn in its business, materially defaults on its leases, does not renew its leases as they expire, or renews at lower rental rates.

The Company's inability to receive reimbursements of Common Area Maintenance ("CAM") costs from tenants could adversely affect the Company's cash flow.

CAM costs typically include allocable energy costs, repairs, maintenance and capital improvements to common areas, janitorial services, administrative, property and liability insurance costs and security costs. The Company may acquire properties with leases with variable CAM provisions that adjust to reflect inflationary increases or leases with a fixed CAM payment methodology which fixes its tenants' CAM contributions. With respect to both variable and fixed payment methodologies, the amount of reimbursements for CAM costs that the Company is entitled to receive from its tenants pursuant to the terms of the respective lease agreements may be less than the actual CAM costs at the Company's properties. The Company's inability to recover or pass on CAM costs to its tenants, whether due to the terms of the Company's leases or vacancies at the Company's properties, could adversely affect the Company's cash flow.

The Company may incur costs to comply with environmental laws.

The Company's operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment, including air and water quality, hazardous or toxic substances and health and safety. Under some environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property. The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused the release. The presence of contamination or the failure to remediate contamination may impair the Company's ability to sell or lease real estate or to borrow using the real estate as collateral. Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls ("PCBs") and underground storage tanks are also regulated by federal and state laws. The Company is also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. The Company could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or human exposure to contamination at or from its properties. Identification of compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, discovery of additional sites, human exposure to the contamination or changes in cleanup or compliance requirements could result in significant costs to the Company. Moreover, compliance with new laws or regulations such as those related to climate change, including compliance with "green" building codes, or more stringent laws or regulations or stricter interpretations of existing laws may require material expenditures by the Company.

The Company faces risks associated with security breaches through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of its information technology ("IT") networks and related systems.

The Company faces risks associated with security breaches, whether through cyber attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside the Company or persons with access to systems inside the Company, and other significant disruptions of the Company's IT networks and related systems, including due to defects in design, equipment or system failures, human error and natural disasters. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. The Company's IT networks and related systems are essential to the operation of its business and its ability to perform day-to-day operations (including managing its building systems). There can be no assurance that the Company's efforts to maintain the security and integrity of these types of IT networks and related systems will be effective or that attempted security breaches or disruptions would not be successful or damaging. A security breach or other significant disruption involving the Company's IT networks and related systems could materially and adversely impact the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

These risks require continuous and likely increasing attention and other resources from the Company to, among other actions, identify and quantify these risks, upgrade and expand the Company's technologies, systems and processes to adequately address them and provide periodic training for the Company's employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that the Company's efforts will be effective. Additionally, the Company relies on third-party service providers for certain aspects of the Company's business. The Company can provide no assurance that the networks and systems that the Company's third-party vendors have established or use will be effective. As the Company's reliance on technology has increased, so have the risks posed to the Company's information systems, both internal and those provided by the Company and third-party service providers.

In the normal course of business, the Company and its service providers collect and retain certain personal information provided by employees, tenants and vendors. The Company also relies extensively on computer systems to process transactions and manage its business. The Company can provide no assurance that the data security measures designed to protect confidential information on the Company's systems established by the Company and the Company's service providers will be able to prevent unauthorized access to this personal information or that attempted security breaches or disruptions would not be successful or damaging.

The Company's business and operations would suffer in the event of system failures.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for the Company's internal IT systems, its systems are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in the Company's operations could result in a material disruption to its business. The Company may also incur additional costs to remedy damages caused by such disruptions.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could impair the Company's assets and have a material and adverse effect on its income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

The Company believes the risks associated with its business will be more severe during periods of economic slowdown or recession if these periods are accompanied by declining real estate values. Declines in real estate values, among other factors, could result in a determination that the Company's assets have been impaired. If the Company determines that an impairment has occurred, the Company would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on its results of operations in the period in which the impairment charge is recorded. Although the Company will take current economic conditions into account in acquiring its assets, the Company's long-term success, and the value of its assets, depends in part on general economic conditions and other factors beyond the Company's control. If the national economy or the local economies in which the Company operates experience uncertainty, or if general economic conditions were to worsen, the value of the Company's properties could decline, and the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders, could be materially and adversely affected.

Loss of key personnel could harm the Company's operations.

The Company is dependent on the efforts of certain key personnel of its senior management team. While the Company has employment contracts with each of Messrs. Tanz, Haines and Schoebel, the loss of the services of any of these individuals could harm the Company's operations and have a material and adverse effect on its income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

Under their employment agreements, certain members of the Company's senior management team will have certain rights to terminate their employment and receive severance in connection with a change in control of the Company.

The Company's employment agreements with each of Messrs. Tanz, Haines and Schoebel, which provide that, upon termination of his employment (i) by the applicable officer within 12 months following the occurrence of a change in control (as defined in the employment agreement), (ii) by the Company without cause (as defined in the employment agreement), (iii) by the applicable officer for good reason (as defined in the employment agreement), (iv) by non-renewal of the applicable officer's employment agreement or (v) by reason of the applicable officer's death or disability (as defined in the employment agreement), such executive officers would be entitled to certain termination or severance payments made by the Company (which may include a lump sum payment equal to defined percentages of annual salary and prior years' average bonuses, paid in accordance with the terms and conditions of the respective agreement). In addition, the vesting of all his outstanding unvested equity-based incentives and awards would accelerate. These provisions make it costly to terminate their employment and could delay or prevent a transaction or a change in control of the Company that might involve a premium paid for shares of its common stock or otherwise be in the best interests of its stockholders.

Joint venture investments could be materially and adversely affected by the Company's lack of sole decision-making authority or reliance on a joint venture partner's financial condition.

The Company may enter into joint venture arrangements in the future. Investments in joint ventures involve risks that are not otherwise present with properties which the Company owns entirely. In a joint venture investment, the Company may not have exclusive control or sole decision-making authority over the development, financing, leasing, management and other aspects of these investments. As a result, the joint venture partner might have economic or business interests or goals that are inconsistent with the Company's goals or interests, take action contrary to the Company's interests or otherwise impede the Company's objectives. Joint venture investments involve risks and uncertainties, including the risk of the joint venture partner failing to provide capital and fulfill its obligations, which may result in certain liabilities to the Company for guarantees and other commitments, the risk of conflicts arising between the Company and its partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. The joint venture partner also might become insolvent or bankrupt, which may result in significant losses to the Company. Further, although the Company may own a controlling interest in a joint venture and may have authority over major decisions such as the sale or refinancing of investment properties, the Company may have fiduciary duties to the joint venture partners or the joint venture itself that may cause, or require, it to take or refrain from taking actions that it would otherwise take if it owned the investment properties outright. In addition, in the case of mixed-use redevelopment with a joint venture partner, the Company might be exposed to risks associated with developing, owning, operating or selling non-retail real estate, with which the Company has less experience than with the risks associated with retail real estate.

Uninsured losses or a loss in excess of insured limits could materially and adversely affect the Company.

The Company carries comprehensive general liability, fire, extended coverage, loss of rent insurance, and environmental liability where applicable on its properties, with policy specifications and insured limits customarily carried for similar properties. There are certain types of losses, such as losses resulting from wars or acts of God that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose capital invested in a property, as well as the anticipated future revenues from a property, while remaining obligated for any mortgage indebtedness, or other financial obligations or liabilities related to the property. Any loss of these types could materially and adversely affect the Company's income, cash flow, results of operations, financial condition, liquidity, prospects and ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

The Company could be materially and adversely affected by poor market conditions where its properties are geographically concentrated.

The Company's performance depends on the economic conditions in markets in which its properties are concentrated. During the year ended December 31, 2022, the Company's properties in California, Washington and Oregon accounted for 64%, 22% and 14%, respectively, of its consolidated property operating income. The Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders could be materially and adversely affected by this geographic concentration if market conditions, such as an oversupply of space or a reduction in demand for real estate in an area, deteriorate in California, Washington or Oregon. Moreover, due to the geographic concentration of its properties, the Company may be disproportionately affected by general risks such as natural disasters, including major fires, floods and earthquakes, severe or inclement weather, local regulatory requirements, and acts of terrorism should such developments occur in or near the markets in California, Washington or Oregon in which the Company's properties are located.

Should the Company decide at some point in the future to expand into new markets, it may not be successful, which could materially and adversely affect its business, financial condition, liquidity and results of operations.

The Company's properties are concentrated in California, Washington and Oregon. If the opportunity arises, the Company may explore acquisitions of properties in new markets inside or outside of these states. Each of the risks applicable to the Company's ability to successfully acquire, integrate and operate properties in its current markets may also apply to its ability to successfully acquire, integrate and operate properties in new markets. In addition to these risks, the Company's management team may not possess the same level of knowledge with respect to market dynamics and conditions of any new market in which the Company may attempt to expand, which could materially and adversely affect its ability to operate in any such markets. The Company may be unable to obtain the desired returns on its investments in these new markets, which could materially and adversely affect the Company's income, cash flow, results of operations, financial condition, liquidity, prospects and ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

The Company's business, results of operations and financial condition have been and may in the future be adversely impacted by the COVID-19 pandemic or a future public health crisis.

The Company derives substantially all of its revenues from rents and reimbursement payments received from tenants under lease agreements at the Company's properties and, accordingly, the Company's business is dependent on the ability of tenants to meet their obligations to the Company under such lease agreements. The businesses of the Company's tenants were significantly impacted following the onset of the COVID-19 pandemic due to numerous factors, including preventive measures taken by local, state and federal authorities to alleviate the public health crisis, such as "shelter-in-place" or "stay-at-home" orders, mandatory business closures and restrictions on business operations, quarantines, restrictions on travel, restrictions on gatherings, and social distancing practices. These restrictions have been lifted and all of the Company's tenants are generally operating at pre-pandemic levels; however, resurgences and the evolution of new COVID-19 variants have caused and may continue to cause additional outbreaks. A worsening of the COVID-19 pandemic, or the onset of another public health crisis, could have material and adverse effects on the Company's business, income, cash flow, results of operations, financial condition, liquidity, prospects and ability to service the Company's debt obligations and the Company's ability to pay dividends and other distributions to the Company's stockholders due to, among other factors:

• the operations of the Company's tenants could again be impacted by measures taken to prevent or alleviate a public health crisis and other factors, which could (i) adversely affect the ability of tenants to meet their obligations to the Company under lease agreements or result in tenant bankruptcies, and (ii) adversely affect the Company's ability to collect rents, lease space and negotiate and maintain favorable rents, which could lead to a decline in occupancy and rental revenues;

• a deterioration in consumer sentiment, changes in consumer behavior in favor of e-commerce, or negative public perception of public health risks, which could result in decreased foot traffic to the Company's properties and tenant businesses for an extended period of time, could negatively impact the Company's tenants' businesses and affect the ability of tenants to meet their obligations to the Company under lease agreements;

• difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect the Company's access to capital necessary to fund business operations or address maturing liabilities on a timely basis and the Company's tenants' abilities to fund their business operations and meet their obligations to the Company;

• the financial impacts could negatively impact the Company's ability to pay dividends to the Company's stockholders;

• the financial impacts could negatively impact the Company's future compliance with financial covenants of the Company's credit facility and other debt agreements and could result in a default and potentially an acceleration of indebtedness, which non-compliance could also negatively impact the Company's ability to make additional borrowings under the Company's revolving credit facility or otherwise pay dividends to the Company's stockholders;

• the worsening of estimated future cash flows due to a change in the Company's plans, policies, or views of market and economic conditions as it relates to one or more of the Company's adversely impacted properties could result in the recognition of substantial impairment charges imposed on the Company's assets;

• the credit quality of the Company's tenants could be negatively impacted and the Company may significantly increase the Company's allowance for doubtful accounts;

• a general decline in business activity and demand for real estate transactions could adversely affect the Company's ability or desire to grow the Company's portfolio of properties, or to sell properties as part of the Company's capital recycling strategy;

• difficulties completing the Company's densification projects on a timely basis, on budget or at all; and

• the potential negative impact on the health of the Company's personnel, particularly if a significant number of them are impacted.

Certain of the Company's tenants experienced economic difficulties as a result of the impact of the COVID-19 pandemic and sought to modify their obligations to the Company. Since the onset of the COVID-19 pandemic, the Company entered into lease concessions that deferred approximately $10.9 million of contractual amounts billed. As of December 31, 2022, approximately $9.5 million of such amount has been rebilled in accordance with the underlying agreements, of which approximately $8.5 million has been collected.

The extent to which a future public health crisis could impact the Company's operations and those of the Company's tenants will depend on future developments, including the scope, severity and duration of such crisis, the actions taken to contain or mitigate its impact, and the direct and indirect economic effects of the crisis and any containment measures, among others, which could have a material impact on the Company's revenues and could materially and adversely affect the Company's business, results of operations and financial condition. Moreover, many risk factors set forth in this Annual Report on Form 10-K should be interpreted as heightened risks as a result of a public health crisis.

Risks Related to Financing

The Company's term loan, credit facility and unsecured senior notes contain restrictive covenants relating to its operations, which could limit the Company's ability to respond to changing market conditions and its ability to pay dividends and other distributions to its stockholders.

The Company's term loan, credit facility and unsecured senior notes contain restrictive covenants. These or other limitations, including those that may apply to future Company borrowings, may materially and adversely affect the Company's flexibility and its ability to achieve its operating plans and could result in the Company being limited in the amount of dividends and distributions it would be permitted to pay to its stockholders.

In addition, failure to comply with these covenants could cause a default under the applicable debt instrument, and the Company may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available to the Company, or may be available only on unattractive terms.

Certain of the Company's mortgage financing arrangements and other indebtedness contain provisions that could limit the Company's operating flexibility.

The Company's existing mortgage financing contains, and future mortgage financing may contain, customary covenants and provisions that limit the Company's ability to pre-pay such mortgages before their scheduled maturity date or to transfer the underlying asset. Additionally, the Company's ability to satisfy prospective mortgage lenders' insurance requirements may be materially and adversely affected if lenders generally insist upon greater insurance coverage against certain risks than is available to the Company in the marketplace or on commercially reasonable terms. In addition, because a mortgage is secured by a lien on the underlying real property, mortgage defaults subject the Company to the risk of losing the property through foreclosure.

The Company's access to financing may be limited and thus its ability to potentially enhance its returns may be materially and adversely affected.

The Company intends, when appropriate, to employ prudent amounts of leverage and use debt as a means of providing additional funds for the acquisition of its assets and the diversification of its portfolio. As of December 31, 2022, the Company's outstanding principal mortgage indebtedness was approximately $60.7 million, and the Company may incur significant additional debt to finance future acquisition and development activities. As of December 31, 2022, the Company had $88.0 million and $300.0 million outstanding under the Company's $600.0 million unsecured revolving credit facility and $300.0 million term loan, respectively.

In addition, the Operating Partnership issued $250.0 million aggregate principal amount of unsecured senior notes in December 2017 (the "Senior Notes Due 2027"), $200.0 million aggregate principal amount of unsecured senior notes in September 2016 (the "Senior Notes Due 2026"), $250.0 million aggregate principal amount of unsecured senior notes in December 2014 (the "Senior Notes Due 2024") and $250.0 million aggregate principal amount of unsecured senior notes in December 2013 (the "Senior Notes Due 2023" and collectively with the Senior Notes Due 2024, the Senior Notes Due 2026 and the Senior Notes Due 2027, the "unsecured senior notes"), each of which were fully and unconditionally guaranteed by ROIC.

The Company's access to financing will depend upon a number of factors, over which it has little or no control, including:

- general market conditions;

- the market's view of the quality of the Company's assets;

- the market's perception of the Company's growth potential;

- the Company's eligibility to participate in and access capital from programs established by the U.S. government;

- the Company's current and potential future earnings and cash distributions; and

- the market price of the shares of the Company's common stock.

Any reduction in available financing may materially and adversely affect the Company's ability to achieve its financial objectives. Concern about the stability of the markets generally could adversely affect one or more private lenders and could cause one or more private lenders to be unwilling or unable to provide the Company with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on the Company's private lenders change, they may be required to limit or increase the cost of financing they provide to the Company. In general, this could potentially increase the Company's financing costs and reduce its liquidity or require it to sell assets at an inopportune time or price.

During times when interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, the Company may purchase certain properties for cash or equity securities, including OP Units, or a combination thereof. Consequently, depending on market conditions at the relevant time, the Company may have to rely more heavily on additional equity issuances, which may be dilutive to its stockholders, or on less efficient forms of debt financing that require a larger portion of its cash flow from operations, thereby reducing funds available for its operations, future business opportunities, cash distributions to its stockholders and other purposes. The Company cannot assure you that it will have access to such equity or debt capital on favorable terms (including, without limitation, cost and term) at the desired times, or at all, which may cause it to curtail its asset acquisition activities and/or dispose of assets, which could materially and adversely affect its income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

Increases in interest rates could increase the amount of the Company's debt payments and materially and adversely affect its business, financial condition, liquidity and results of operations.

Interest the Company pays could reduce cash available for distributions. As of December 31, 2022, the Company had $88.0 million and $300.0 million outstanding under the Company's $600.0 million unsecured revolving credit facility and $300.0 million term loan, respectively, that bear interest at a variable rate. In addition, the Company may incur variable rate debt in the future, including mortgage debt, borrowings under the credit facility or new credit facilities or under the term loan or new term loans. The Federal Reserve Board of Governors increased the federal funds rate several times during 2022 and has announced its intention to determine what future adjustments are appropriate, including as a result of concerns over inflation, but such changes in fiscal and monetary policies are beyond the Company's control and are difficult to predict. Increases in interest rates would increase the Company's interest costs, which could adversely affect the Company's cash flow, results of operations, ability to pay principal and interest on debt and pay dividends and other distributions to its stockholders, and reduce the Company's access to capital markets. In addition, if the Company needs to repay existing debt during periods of rising interest rates, it may be required to incur additional indebtedness at higher rates. From time to time, the Company may enter into interest rate swap agreements and other interest rate hedging contracts with the intention of lessening the impact of rising interest rates. However, increased interest rates may increase the risk that the counterparties to such agreements may not be able to fulfill their obligations under these agreements, and there can be no assurance that these arrangements will be effective in reducing the Company's exposure to interest rate changes. These risks could materially and adversely affect the Company's cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders. The Company's use of interest rate hedging arrangements to manage risk associated with interest rate volatility may expose the Company to additional risks, including a risk that a counterparty to a hedging arrangement may fail to honor its obligations or that the Company could be required to fund the Company's contractual payment obligations under such arrangements in relatively large amounts or on short notice. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate the Company from risks associated with interest rate fluctuations. There can be no assurance that the Company's hedging activities will have the desired beneficial impact on the Company's results of operations, liquidity and financial condition. The Company's prior four interest rate swaps matured effective August 31, 2022, and the interest rate on the term loan was no longer effectively fixed and outstanding borrowings under the term loan became subject to a variable interest rate.

The replacement of LIBOR may affect the value of certain of the Company's financial obligations and could affect the Company's results of operations or financial condition.

As announced on March 5, 2021 by the ICE Benchmark Administration Limited ("IBA") and the U.K. Financial Conduct Authority, the IBA will cease publishing the overnight, 1-month, 3-month, 6-month and 12-month settings of U.S. dollar LIBOR rates immediately after June 30, 2023. The Alternative Reference Rates Committee ("ARCC"), which was convened by the Federal Reserve Board and the New York Federal Reserve Bank, has identified the Secured Overnight Financing Rate ("SOFR") as the recommended risk-free alternative rate for U.S. dollar LIBOR. The ARRC has also recommended the use of the CME Group's computation of forward-looking SOFR term rates ("Term SOFR"), subject to certain recommended limitations on the scope of its use. In March 2022, the Adjustable Interest Rate (LIBOR) Act was enacted at the federal level in the United States, pursuant to which the Board of Governors of the Federal Reserve System has designated benchmark replacement rates based on SOFR for U.S. law governed legacy contracts that have no or insufficient fallback provisions. As of December 31, 2022, the Company had outstanding approximately $388.0 million of variable rate debt that was indexed to U.S. dollar LIBOR. There can be no assurance that any alternative rates used to determine interest on the Company's variable rate debt, including any version of SOFR or Term SOFR, plus any spread adjustment will be economically equivalent to U.S. dollar LIBOR. In addition, market practices related to calculation conventions for replacement benchmark rates continue to develop and may vary, and inconsistent conventions may develop among financial products. Inconsistent use of replacement rates or calculation conventions among financial products could expose the Company to additional financial risks and increase the cost of any related hedging transactions. Furthermore, the transition away from U.S. dollar LIBOR may adversely impact the Company's ability to hedge exposures to fluctuations in interest rates using derivative instruments. It is not possible to predict all consequences of the IBA's plans to cease publishing U.S. dollar LIBOR, any related regulatory actions and the expected discontinuance of the use of U.S. dollar LIBOR as a reference rate for financial contracts. There is no guarantee that a transition from LIBOR to alternative reference rates will not result in financial market disruptions, hedging mismatches or significant increases in the Company's borrowing costs or the costs of any related hedging, any of which could have an adverse effect on its business, results of operations, financial condition, and the market price of its common stock.

Financing arrangements that the Company may use to finance its assets may require it to provide additional collateral or pay down debt.

The Company, when appropriate, uses traditional forms of financing including secured debt. In the event the Company utilizes such financing arrangements, they would involve the risk that the market value of its assets which are secured may decline in value, in which case the lender may, in connection with a refinancing, require it to provide additional collateral, provide additional equity, or to repay all or a portion of the funds advanced. The Company may not have the funds available to repay its debt or provide additional equity at that time, which would likely result in defaults unless it is able to raise the funds from alternative sources, which it may not be able to achieve on favorable terms or at all. Providing additional collateral or equity would reduce the Company's liquidity and limit its ability to leverage its assets. If the Company cannot meet these requirements, the lender could accelerate the Company's indebtedness, increase the interest rate on advanced funds and terminate its ability to borrow funds from them, which could materially and adversely affect the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders. The providers of secured debt may also require the Company to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position. As a result, the Company may not be able to leverage its assets as fully as it would choose which could reduce its return on assets. There can be no assurance that the Company will be able to utilize such arrangements on favorable terms, or at all.

A downgrade in the Company's or the Operating Partnership's credit ratings could materially and adversely affect the Company's business and financial condition.

The credit ratings assigned to the Company's obligations or to the debt securities of the Operating Partnership could change based upon, among other things, the Company's and the Operating Partnership's results of operations and financial condition. These ratings are subject to ongoing evaluation by credit rating agencies, and there can be no assurance that any rating will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. Moreover, these credit ratings do not apply to the Company's common stock and are not recommendations to buy, sell or hold any other securities. If any of the credit rating agencies that have rated the obligations of the Company or the debt securities of the Operating Partnership downgrades or lowers its credit ratings, or if any credit rating agency indicates that it has placed any such rating on a so-called "watch list" for a possible downgrading or lowering or otherwise indicates that its outlook for that rating is negative, it could have a material adverse effect on the Company's costs and availability of capital, which could in turn materially and adversely impact the Company's income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay dividends and other distributions to its stockholders.

Risks Related to the Company's Organization and Structure

The Company depends on dividends and distributions from its direct and indirect subsidiaries. The creditors of these subsidiaries are entitled to amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or distributions to the Company.

Substantially all of the Company's assets are held through the Operating Partnership, which holds substantially all of the Company's properties and assets through subsidiaries. The Operating Partnership's cash flow is dependent on cash distributions to it by its subsidiaries, and in turn, substantially all of the Company's cash flow is dependent on cash distributions to it by the Operating Partnership. The creditors of the Company's direct and indirect subsidiaries are entitled to payment of that subsidiary's obligations to them, when due and payable, before distributions may be made by that subsidiary to its common equity holders. Thus, the Operating Partnership's ability to make distributions to the Company and therefore the Company's ability to make distributions to its stockholders will depend on its subsidiaries' ability first to satisfy their obligations to creditors and then to make distributions to the Operating Partnership.

In addition, the Company's participation in any distribution of the assets of any of its direct or indirect subsidiaries upon the liquidation, reorganization or insolvency, is only after the claims of the creditors, including the holders of the unsecured senior notes and trade creditors, are satisfied.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of the Company.

Certain provisions of the Maryland General Corporation Law (the "MGCL") may have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for holders of the Company's common stock or otherwise be in their best interests, including:

- "business combination" provisions that, subject to certain limitations, prohibit certain business combinations between the Company and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of the Company's shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special minimum price provisions and special stockholder voting requirements on these combinations; and

- "control share" provisions that provide that "control shares" of the Company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by the Company's stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

However, the provisions of the MGCL relating to business combinations do not apply to business combinations that are approved or exempted by the Company's board of directors prior to the time that the interested stockholder becomes an interested stockholder. In addition, the Company's bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of the Company's common stock. There can be no assurance that such exemption will not be amended or eliminated at any time in the future.

Additionally, Title 3, Subtitle 8 of the MGCL permits the Company's board of directors, without stockholder approval and regardless of what is currently provided in the Company's charter or bylaws, to take certain actions that may have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium to the market price of its common stock or otherwise be in the stockholders' best interests. These provisions of the MGCL permit the Company, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to adopt:

- a classified board;

- a two-thirds vote requirement for removing a director;

- a requirement that the number of directors be fixed only by vote of the board of directors;

- a requirement that a vacancy on the board be filled only by the remaining directors in office and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

- a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

The authorized but unissued shares of preferred stock and the ownership limitations contained in the Company's charter may prevent a change in control.

The Company's charter authorizes the Company to issue authorized but unissued shares of preferred stock. In addition, the Company's charter provides that the Company's board of directors has the power, without stockholder approval, to authorize the Company to issue any authorized but unissued shares of stock, to classify any unissued shares of preferred stock and to reclassify any unissued shares of common stock or previously-classified shares of preferred stock into other classes or series of stock. As a result, the Company's board of directors may establish a series of shares of preferred stock or use such preferred stock to create a stockholder's rights plan or so-called "poison pill" that could delay or prevent a transaction or a change in control that might involve a premium price for shares of the Company's common stock or otherwise be in the best interests of the Company's stockholders.

In addition, the Company's charter contains restrictions limiting the ownership and transfer of shares of the Company's common stock and other outstanding shares of capital stock. The relevant sections of the Company's charter provide that, subject to certain exceptions, ownership of shares of the Company's common stock by any person is limited to 9.8% by value or by number of shares, whichever is more restrictive, of the outstanding shares of common stock (the common share ownership limit), and no more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding capital stock (the aggregate share ownership limit). The common share ownership limit and the aggregate share ownership limit are collectively referred to herein as the "ownership limits." These provisions will restrict the ability of persons to purchase shares in excess of the relevant ownership limits. The Company's board of directors has established exemptions from this ownership limit which permit certain institutional investors to hold additional shares of the Company's common stock. The Company's board of directors may in the future, in its sole discretion, establish additional exemptions from this ownership limit.

The Company's failure to qualify as a REIT would subject it to U.S. federal income tax and potentially increased state and local taxes, which would reduce the amount of cash available for distribution to its stockholders.

The Company intends to operate in a manner that will enable it to continue to qualify as a REIT for U.S. federal income tax purposes. The Company has not requested and does not intend to request a ruling from the U.S. Internal Revenue Service that it will continue to qualify as a REIT. The U.S. federal income tax laws governing REITs are complex. The complexity of these provisions and of the applicable U.S. Treasury Department regulations that have been promulgated under the Code ("Treasury Regulations") is greater in the case of a REIT that holds assets through a partnership, such as the Company, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited. To qualify as a REIT, the Company must meet, on an ongoing basis, various tests regarding the nature of its assets and its income, the ownership of its outstanding shares, and the amount of its distributions. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for the Company to qualify as a REIT. Thus, while the Company believes that it has operated and intends to continue to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the Company's circumstances, no assurance can be given that it has qualified or will continue to so qualify for any particular year.

If the Company fails to qualify as a REIT in any taxable year, and does not qualify for certain statutory relief provisions, it would be required to pay U.S. federal income tax on its taxable income, and distributions to its stockholders would not be deductible by it in determining its taxable income. In such a case, the Company might need to borrow money or sell assets in order to pay its taxes. The Company's payment of income tax would decrease the amount of its income available for distribution to its stockholders. Furthermore, if the Company fails to maintain its qualification as a REIT, it would no longer be required to distribute substantially all of its net taxable income to its stockholders. In addition, unless the Company were eligible for certain statutory relief provisions, it would not be eligible to re-elect to qualify as a REIT for four taxable years following the year in which it failed to qualify as a REIT.

Failure to make required distributions would subject the Company to tax, which would reduce the cash available for distribution to its stockholders.

In order to qualify as a REIT, the Company must distribute to its stockholders each calendar year at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that the Company satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, it is subject to U.S. federal corporate income tax on its undistributed income. In addition, the Company will incur a 4% non-deductible excise tax on the amount, if any, by which its distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. The Company intends to distribute its net income to its stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid the 4% non-deductible excise tax.

The Company's taxable income may exceed its net income as determined by the U.S. generally accepted accounting principles ("GAAP") because, for example, realized capital losses will be deducted in determining its GAAP net income, but may not be deductible in computing its taxable income. In addition, the Company may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. For example, the Company may be required to accrue interest or other income on debt securities before it receives payments on such assets, and under certain circumstances the Company could also be required to accrue income on leases in advance of receiving cash payments under the terms of such leases. As a result of the foregoing, the Company may generate less cash flow than taxable income in a particular year. To the extent that the Company generates such non-cash taxable income in a taxable year, it may incur corporate income tax and the 4% non-deductible excise tax on that income if it does not distribute such income to stockholders in that year. In that event, the Company may be required to use cash reserves, incur debt or liquidate assets at rates or times that it regards as unfavorable or make a taxable distribution of its shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal corporate income tax and the 4% non-deductible excise tax in that year.

In order to qualify as a REIT, prior to the end of each taxable year, the Company is required to distribute any earnings and profits of any corporation acquired by the Company in certain tax-deferred transactions to the extent that such earnings accrued at a time when such corporation did not qualify as a REIT. The Company has entered into certain transactions involving the tax-deferred acquisition of target corporations. The Company believes that it did not inherit any earnings and profits of such target corporations attributable to any period that such corporations did not qualify as a REIT. However, no assurance can be provided in this regard, and if the Company were determined to have inherited and retained any such earnings and profits, the Company's qualification as a REIT could be adversely impacted.

To maintain its REIT qualification, the Company may be forced to borrow funds during unfavorable market conditions.

In order to qualify as a REIT and avoid the payment of income and excise taxes, the Company may need to borrow funds on a short-term basis, or possibly on a long-term basis, to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, a difference in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt amortization payments.

The U.S. federal income tax treatment regarding cash settlement of a forward sale agreement is unclear and could jeopardize the Company's ability to meet the REIT qualification requirements.

In the event that the Company elects to settle any forward sale agreement with respect to the Company's at-the-market offering described above under "Business—Financing Activities—ATM Equity Offering" for cash and the settlement price is different than the applicable forward sale price, the Company will either receive a cash payment from or make a cash payment to the relevant Forward Purchaser. Under Section 1032 of the Code, generally, no gain or loss is recognized by a corporation in dealing in its own stock, including pursuant to a "securities futures contract." Although the Company believes that any amount received by the Company in exchange for its common stock would qualify for the exemption under Section 1032 of the Code, it is unclear whether a cash settlement of such forward sale agreement would also qualify for such exemption. In the event that the Company recognizes a significant gain from the cash settlement of a forward sale agreement, the Company might not be able to satisfy the gross income requirements applicable to REITs under the Code. In the event that the Company is required to make a significant payment in cash to settle a forward sale agreement, the Company might not be able to satisfy the distribution requirements applicable to REITs under the Code, absent additional debt or equity financing. While the Company would not anticipate electing the cash settlement option under any forward sale agreement, such a cash settlement election could result in the Company's failure to satisfy the REIT income tests or distribution requirements. In that case, the Company may be able to rely upon the relief provisions under the Code in order to avoid the loss of the Company's REIT status. In the event that these relief provisions were not available, the Company could lose its REIT status under the Code.

Even if the Company qualifies as a REIT, it may be required to pay certain taxes.

Even if the Company qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, taxes on income from some activities conducted as a result of a foreclosure and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. In addition, the Company may hold some of its assets through taxable REIT subsidiary ("TRS") corporations. Any TRSs or other taxable corporations in which the Company owns an interest will be subject to U.S. federal, state and local corporate taxes. Furthermore, the Company has entered into certain transactions in which the Company has acquired target entities in tax-deferred transactions. To the extent that such entities had outstanding U.S. federal income tax or other tax liabilities, the Company would succeed to such liabilities. Payment of these taxes generally would decrease the cash available for distribution to the Company's stockholders.

Legislative, regulatory or administrative changes could adversely affect the Company.

The U.S. federal income tax laws and regulations governing REITs and their stockholders, as well as the administrative interpretations of those laws and regulations, are constantly under review and may be changed at any time, possibly with retroactive effect. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to the Company and its stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in the Company's common stock.

In certain circumstances, the Company may be liable for certain tax obligations of certain limited partners.

In certain circumstances, the Company may be liable for certain tax obligations of certain limited partners. The Company has entered into tax protection agreements under which it has agreed to minimize the tax consequences to certain limited partners resulting from the sale or other disposition of certain of the Company's assets. The obligation to indemnify such limited partners against adverse tax consequences is expected to continue until 2027. The Company may enter into additional tax protection agreements in the future, which could extend the period of time during which the Company may be liable for tax obligations of certain limited partners. During the period of these obligations, the Company's flexibility to dispose of the related assets will be limited. In addition, the amount of any indemnification obligations may be significant.

The Company cannot provide assurance of its ability to pay distributions in the future.

The Company intends to pay quarterly distributions and to make distributions to its stockholders in an amount such that it distributes all or substantially all of its REIT taxable income in each year, subject to certain adjustments. The Company's ability to pay distributions may be materially and adversely affected by a number of factors, including the risk factors described in this Annual Report on Form 10-K. All distributions will be made, subject to Maryland law (or Delaware law, in the case of distributions by the Operating Partnership), at the discretion of the Company's board of directors and will depend on the Company's earnings, its financial condition, any debt covenants, maintenance of its REIT qualification and other factors as its board of directors may deem relevant from time to time. The Company believes that a change in any one of the following factors could materially and adversely affect its income, cash flow, results of operations, financial condition, liquidity, the ability to service its debt obligations, the market price of its common stock and its ability to pay distributions to its stockholders:

- the profitability of the assets acquired;

- the Company's ability to make profitable acquisitions;

- unforeseen expenses that reduce the Company's cash flow;

- defaults in the Company's asset portfolio or decreases in the value of its portfolio; and

- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

The Company cannot provide assurance that it will achieve results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions in the future. In addition, some of the Company's distributions may include a return of capital.

The Company is subject to certain state laws and exchange requirements relating to the composition of its board of directors, including recently enacted diversity and gender quotas.

California has enacted laws requiring public companies headquartered in California to maintain minimum female representation and to maintain minimum representation from underrepresented communities on their boards of directors. In addition, Nasdaq has enacted certain requirements concerning diversity on boards of directors. The Company is in compliance with all such requirements. However, there can be no assurance that the composition of the Company's board will not change in the future or that the Company will be able to recruit, attract and/or retain qualified members of the board and meet such requirements in the future, which may cause certain investors to divert their holdings in the Company's stock and expose it to penalties and/or reputational harm. California state court mandated injunctions against the implementation and enforcement of the California laws are currently in place pending further litigation and the Nasdaq requirements are also being challenged in federal court.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company maintains its executive office at 11250 El Camino Real, Suite 200, San Diego, CA 92130.

As of December 31, 2022, the Company's portfolio consisted of 94 properties (93 retail and one office) totaling approximately 10.6 million square feet of gross leasable area. As of December 31, 2022, the Company's retail portfolio was approximately 98.1% leased. During the year ended December 31, 2022, the Company leased or renewed a total of approximately 1.6 million square feet in its portfolio. The Company has committed approximately $22.3 million, or $50.10 per square foot, in tenant improvements, including building and site improvements, for new leases that occurred during the year ended December 31, 2022. The Company has committed approximately $1.2 million, or $2.66 per square foot, in leasing commissions, for the new leases that occurred during the year ended December 31, 2022. Additionally, the Company has committed approximately $1.1 million, or $0.98 per square foot, in tenant improvements for renewed leases that occurred during the year ended December 31, 2022. Leasing commission commitments for renewed leases were not material for the year ended December 31, 2022.

The following table provides information regarding the Company's retail properties as of December 31, 2022:

Property	Year Completed/ Renovated	Year Acquired	Gross Leasable Sq. Feet	Number of Tenants	% Leased	Annual Base Rent [1]	Principal Tenants
Los Angeles metro area							
Paramount Plaza	1966/2010	2009	95,062	15	100.0 %	$ 2,024	Grocery Outlet Supermarket, 99¢ Only Stores, Rite Aid Pharmacy
Claremont Promenade	1982/2011	2010	92,215	22	87.0 %	2,173	Super King Supermarket
Gateway Village	2003/2005	2010	96,959	28	96.9 %	2,959	Sprouts Market
Seabridge Marketplace	2006	2012	98,348	23	95.8 %	1,945	Safeway (Vons) Supermarket
Glendora Shopping Center	1992/2012	2012	106,535	22	97.3 %	1,502	Albertsons Supermarket
Redondo Beach Plaza	1993/2004	2012	110,509	17	100.0 %	2,415	Safeway (Vons) Supermarket, Petco
Diamond Bar Town Center	1981	2013	100,342	22	99.1 %	2,442	Walmart Neighborhood Market, Crunch Fitness
Diamond Hills Plaza	1973/2008	2013	139,472	42	99.1 %	4,181	H-Mart Supermarket, Planet Fitness
Plaza de la Cañada	1968/2010	2013	100,425	12	97.3 %	2,634	Gelson's Supermarket, TJ Maxx, Rite Aid Pharmacy
Fallbrook Shopping Center	1966/1986/ 2003/2015	2014	755,299	46	98.8 %	13,663	Sprouts Market, Trader Joes, Kroger (Ralph's) Supermarket [2], TJ Maxx
Moorpark Town Center	1984/2014	2014	133,547	22	92.6 %	2,058	Kroger (Ralph's) Supermarket, CVS Pharmacy
Ontario Plaza	1999	2015	150,149	24	96.4 %	2,421	El Super Supermarket, Rite Aid Pharmacy
Park Oaks Shopping Center	1959/2005	2015	110,092	29	95.7 %	2,743	Safeway (Vons) Supermarket, Dollar Tree
Warner Plaza	1974/2017	2015	110,918	66	97.9 %	4,601	Sprouts Market, Kroger (Ralph's) Supermarket [2], Rite Aid Pharmacy [2]
Magnolia Shopping Center	1962/1972/ 1987/2016	2016	116,089	23	96.8 %	2,356	Kroger (Ralph's) Supermarket
Casitas Plaza Shopping Center	1972/1982	2016	105,118	26	99.2 %	1,944	Albertsons Supermarket, CVS Pharmacy
Bouquet Center	1985	2016	148,903	28	97.3 %	3,804	Safeway (Vons) Supermarket, CVS Pharmacy, Ross Dress For Less
North Ranch Shopping Center	1977/1990	2016	146,444	35	92.0 %	4,694	Kroger (Ralph's) Supermarket, Trader Joe's, Rite Aid Pharmacy, Petco
The Knolls	2000/2016	2016	52,021	6	96.2 %	1,385	Trader Joe's, Pet Food Express
The Terraces	1958/1970/ 1989	2017	172,922	28	94.0 %	3,636	Trader Joe's, Marshall's, LA Fitness
Seattle metro area							
Meridian Valley Plaza	1978/2011	2010	51,597	16	100.0 %	899	Kroger (QFC) Supermarket
The Market at Lake Stevens	2000	2010	74,130	9	100.0 %	1,697	Albertsons (Haggen) Supermarket
Canyon Park Shopping Center	1980/2012	2011	123,592	24	100.0 %	2,656	PCC Community Markets, Rite Aid Pharmacy, Petco
Hawks Prairie Shopping Center	1988/2012	2011	157,529	24	100.0 %	1,998	Safeway Supermarket, Dollar Tree, Big Lots, Ace Hardware
The Kress Building	1924/2005	2011	74,616	5	70.0 %	1,297	IGA Supermarket, TJMaxx
Gateway Shopping Center	2007	2012	104,298	20	100.0 %	2,672	WinCo Foods [2], Rite Aid Pharmacy, Ross Dress For Less
Canyon Crossing	2009	2013	120,398	26	97.0 %	2,846	Safeway Supermarket
Crossroads Shopping Center	1962/2004/ 2015	2010/2013	473,131	99	100.0 %	12,922	Kroger (QFC) Supermarket, Dick's Sporting Goods, Edgeworks Climbing
Bellevue Marketplace	1971/1982/ 2017	2015	113,758	20	100.0 %	3,697	Asian Family Market
Four Corner Square	1983/2015	2015	119,531	29	100.0 %	2,672	Grocery Outlet Supermarket, Walgreens, Johnsons Home & Garden
Bridle Trails Shopping Center	1980/1984/ 1987	2016	110,257	31	100.0 %	2,461	Grocery Outlet Supermarket, Rite Aid (Bartell) Pharmacy, Dollar Tree
PCC Community Markets Plaza	1981/2007	2017	34,459	1	100.0 %	690	PCC Community Markets

Property	Year Completed/ Renovated	Year Acquired	Gross Leasable Sq. Feet	Number of Tenants	% Leased	Annual Base Rent [1]	Principal Tenants
Highland Hill Shopping Center	1956/1989/ 2006	2017	163,926	18	97.6 %	2,991	WinCo Foods, LA Fitness, Dollar Tree, Petco
North Lynnwood Shopping Center	1963/1965/ 2003	2017	63,606	11	100.0 %	1,138	Grocery Outlet Supermarket, Dollar Tree
Stadium Center	1926/2016	2018	48,888	7	100.0 %	1,097	Thriftway Supermarket
Summerwalk Village	2015	2019	60,343	11	100.0 %	935	Walmart Neighborhood Market
South Point Plaza	1986/2008	2021	189,960	25	100.0 %	2,380	Grocery Outlet Supermarket, Rite Aid Pharmacy, Hobby Lobby, Pep Boys
Olympia West Center	1980/1995	2021	69,212	7	100.0 %	1,544	Trader Joe's, Petco
Olympia Square North	1988/2022	2022	89,884	10	100.0 %	1,126	Albertsons Supermarket, Crunch Fitness
Thomas Lake Shopping Center	1998/2013	2022	111,311	12	100.0 %	2,013	Albertsons Supermarket, Rite Aid Pharmacy
Ballinger Village	1960	2022	110,849	21	97.7 %	2,326	Thriftway Supermarket, Rite Aid Pharmacy
Portland metro area							
Happy Valley Town Center	2007	2010	138,397	38	100.0 %	4,032	New Seasons Market
Wilsonville Old Town Square	2011	2010/2012	49,937	20	100.0 %	1,937	Kroger (Fred Meyer) Supermarket [2]
Cascade Summit Town Square	2000	2010	94,934	27	100.0 %	2,090	Safeway Supermarket, U.S. Postal Service
Heritage Market Center	2000	2010	107,468	20	100.0 %	1,905	Safeway Supermarket, Dollar Tree
Division Crossing	1992	2010	103,561	20	100.0 %	1,332	Rite Aid Pharmacy, Ross Dress For Less, Ace Hardware
Halsey Crossing	1992	2010	99,428	19	100.0 %	1,499	24 Hour Fitness, Dollar Tree
Hillsboro Market Center	2002	2011	156,021	23	100.0 %	2,720	Albertsons Supermarket, Dollar Tree, Ace Hardware
Robinwood Shopping Center	1980/2012	2013	70,831	16	100.0 %	1,154	Walmart Neighborhood Market
Tigard Marketplace	1988/2005	2014	136,889	19	100.0 %	2,271	H-Mart Supermarket, Bi-Mart
Wilsonville Town Center	1991/1996	2014	167,829	38	99.1 %	3,060	Safeway Supermarket, Rite Aid Pharmacy, Dollar Tree
Tigard Promenade	1996	2015	88,043	15	97.7 %	1,498	Safeway Supermarket, Petco
Sunnyside Village Square	1997	2015	92,278	14	100.0 %	1,678	Grocery Outlet Supermarket, Snap Fitness, Ace Hardware
Johnson Creek Center	2003/2009	2015	108,588	15	100.0 %	2,333	Trader Joe's, Walgreens, Sportsman's Warehouse
Rose City Center	1993/2012	2016	60,680	3	100.0 %	833	Safeway Supermarket
Division Center	1987/2014	2017	118,122	26	100.0 %	2,124	Grocery Outlet Supermarket, Rite Aid Pharmacy, Petco
Riverstone Marketplace	2004	2017	95,774	24	100.0 %	2,391	Kroger (QFC) Supermarket
King City Plaza	1970/1980/ 1990	2018	62,676	20	100.0 %	1,031	Grocery Outlet Supermarket, Anytime Fitness
Powell Valley Junction	1992/2002	2022	108,639	10	100.0 %	1,237	Walmart Neighborhood Market
San Francisco metro area							
Pleasant Hill Marketplace	1980	2010	69,715	3	100.0 %	1,524	Total Wine and More, Buy Buy Baby, Basset Furniture
Pinole Vista Shopping Center	1981/2012	2011	141,093	29	97.4 %	3,156	Save Mart (Lucky California) Supermarket, Planet Fitness
Country Club Gate Center	1974/2012	2011	109,331	33	98.4 %	2,406	Save Mart (Lucky California) Supermarket, Rite Aid Pharmacy
Marlin Cove Shopping Center	1972/2001	2012	73,943	24	98.7 %	2,617	99 Ranch Market
The Village at Novato	2006	2012	20,081	4	100.0 %	600	Trader Joe's
Santa Teresa Village	1979/2013	2012	131,263	38	97.9 %	3,294	Grocery Outlet Supermarket, Dollar Tree, MedVet Silicon Valley
Granada Shopping Center	1962/1994	2013	71,525	16	100.0 %	1,544	Save Mart (Lucky California) Supermarket

Property	Year Completed/ Renovated	Year Acquired	Gross Leasable Sq. Feet	Number of Tenants	% Leased	Annual Base Rent [1]	Principal Tenants
Country Club Village	1995	2013	111,093	22	96.5 %	2,202	Walmart Neighborhood Market, CVS Pharmacy
North Park Plaza	1997	2014	76,697	17	97.3 %	2,685	H-Mart Supermarket
Winston Manor	1977/1988/ 2011/2015	2015	49,852	15	94.0 %	1,763	Grocery Outlet Supermarket
Jackson Square	1972/1997	2015	114,220	17	96.1 %	2,444	Safeway Supermarket, CVS Pharmacy, 24 Hour Fitness
Gateway Centre	1996	2015	112,553	21	91.7 %	2,519	Save Mart (Lucky California) Supermarket, Walgreens
Iron Horse Plaza	1999	2015	61,915	11	100.0 %	2,305	Lunardi's Market
Monterey Center	2007	2016	25,626	10	100.0 %	1,091	Trader Joe's
Santa Rosa Southside Shopping Center	1984	2017	88,606	10	100.0 %	1,837	REI, Cost Plus World Market, DSW
Monta Loma Plaza	1973/2010	2017	49,694	11	100.0 %	1,614	Safeway Supermarket
Canyon Creek Plaza	2000/2018	2021	64,662	24	98.0 %	2,152	New Seasons Market
Village Oaks Shopping Center	1984	2022	79,875	18	97.9 %	1,442	Save Mart (Lucky California) Supermarket, Rite Aid Pharmacy [2]
Orange County metro area							
Santa Ana Downtown Plaza	1987/2010	2010	105,536	30	98.9 %	2,429	Kroger (Food 4 Less) Supermarket, Marshall's
Sycamore Creek	2008	2010	74,198	17	98.2 %	1,919	Safeway (Vons) Supermarket, CVS Pharmacy [2]
Desert Springs Marketplace	1994/2013	2011	113,718	20	95.7 %	2,838	Kroger (Ralph's) Supermarket, Rite Aid Pharmacy
Cypress Center West	1970/1978/ 2014	2012	112,080	32	98.4 %	2,170	Kroger (Ralph's) Supermarket, Rite Aid Pharmacy
Harbor Place Center	1994	2012	122,636	10	94.5 %	1,784	AA Supermarket, Ross Dress For Less, AutoZone Mega Hub
5 Points Plaza	1962/2012/ 2015	2013	161,214	39	99.7 %	4,741	Trader Joe's
Peninsula Marketplace	2000	2013	95,416	14	99.0 %	2,515	Kroger (Ralph's) Supermarket, Planet Fitness
Fullerton Crossroads	1977/1997/ 2011	2017	219,899	26	100.0 %	3,682	Kroger (Ralph's) Supermarket, Kohl's, Jo-Ann Fabrics and Crafts
The Village at Nellie Gail Ranch	1897/2015	2017	89,041	24	98.2 %	3,100	Smart & Final Extra Supermarket
San Diego metro area							
Marketplace Del Rio	1990/2004	2011	183,787	44	95.7 %	3,594	Stater Brothers Supermarket, Walgreens, Planet Fitness
Renaissance Towne Centre	1991/2011	2011	52,866	30	98.2 %	2,696	CVS Pharmacy
Bay Plaza	1986/2013	2012	73,324	30	98.0 %	2,268	Seafood City Supermarket
Bernardo Heights Plaza	1983/2006	2013	37,729	5	100.0 %	985	Sprouts Market
Hawthorne Crossings	1993/1999	2013	141,288	20	100.0 %	3,554	Mitsuwa Supermarket, Ross Dress For Less, Staples
Creekside Plaza	1993/2005	2014	133,914	26	97.9 %	3,367	Stater Brothers Supermarket, AMC Theatres
Palomar Village	1989/2019	2021	125,130	29	98.4 %	2,130	Albertsons Supermarket, CVS Pharmacy
Total Properties			**10,560,259**	**2,048**	**98.1 %**	**$ 233,729**	

---

(1) Annual base rent ("ABR") is equal to the annualized cash rent for all leases in place as of December 31, 2022 (including initial cash rent for new leases).

(2) Retailer is not a tenant of the Company.

As illustrated by the following tables, the Company's shopping centers are substantially diversified by both tenant mix and by the staggering of its major tenant lease expirations. For the year ended December 31, 2022, no single tenant comprised more than 5.7% of the total annual base rent of the Company's portfolio.

The following table sets forth a summary schedule of the Company's ten largest tenants by percent of total annual base rent, as of December 31, 2022:

Tenant	Number of Leases	% of Total ABR [1]
Albertsons / Safeway Supermarkets	21	5.7 %
Kroger Supermarkets	11	3.2 %
Rite Aid Pharmacy	16	1.7 %
Save Mart Supermarkets	5	1.5 %
Trader Joe's	9	1.4 %
Grocery Outlet Supermarkets	10	1.3 %
JP Morgan Chase	21	1.3 %
Sprouts Markets	4	1.2 %
H-Mart Supermarkets	3	1.1 %
Marshall's / TJMaxx	5	1.1 %
	105	19.5 %

_____

(1) ABR is equal to the annualized cash rent for all leases in place as of December 31, 2022 (including initial cash rent for new leases).

The following table sets forth a summary schedule of the annual lease expirations for leases in place across the Company's total retail portfolio at December 31, 2022 (dollars in thousands):

Year of Expiration	Number of Leases Expiring [1]	Leased Square Footage	ABR [2]	% of Total ABR
2023	282	859,159	$ 24,088	10.3 %
2024	310	1,140,492	28,611	12.2 %
2025	298	1,344,776	29,825	12.8 %
2026	301	1,413,335	30,516	13.1 %
2027	300	1,151,001	27,460	11.8 %
2028	174	1,354,128	27,980	11.9 %
2029	76	661,918	13,554	5.8 %
2030	58	409,444	9,379	4.0 %
2031	69	541,583	11,245	4.9 %
2032	72	443,020	10,180	4.3 %
Thereafter	108	1,034,914	20,891	8.9 %
Total	**2,048**	**10,353,770**	**$ 233,729**	**100 %**

_____

(1) Assumes no tenants exercise renewal options or cancellation options.
(2) ABR is equal to the annualized cash rent for all leases in place as of December 31, 2022 (including initial cash rent for new leases).

The following table sets forth a summary schedule of the annual lease expirations for leases in place with the Company's retail anchor tenants at December 31, 2022 (dollars in thousands). Anchor tenants are tenants with leases occupying at least 15,000 square feet or more.

Year of Expiration	Number of Leases Expiring [1]	Leased Square Footage	ABR [2]		% of Total ABR	
2023	13	393,214	$	7,720	3.3	%
2024	14	496,577		7,997	3.4	%
2025	22	724,936		10,256	4.4	%
2026	24	784,371		10,203	4.4	%
2027	14	460,659		5,364	2.3	%
2028	27	947,961		15,064	6.4	%
2029	13	463,575		7,301	3.1	%
2030	7	242,126		3,828	1.6	%
2031	10	336,035		5,047	2.2	%
2032	7	236,380		3,463	1.5	%
Thereafter	22	744,966		11,687	5.0	%
Total	**173**	**5,830,800**	**$**	**87,930**	**37.6**	**%**

_____

(1) Assumes no tenants exercise renewal or cancellation options.
(2) ABR is equal to the annualized cash rent for all leases in place as of December 31, 2022 (including initial cash rent for new leases).

Item 3. Legal Proceedings

In the normal course of business, from time to time, the Company is involved in routine legal actions incidental to its business of the ownership and operations of its properties. In management's opinion, the liabilities, if any, that ultimately may result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Item 4. Mine Safety Disclosures

Not applicable.

<center>PART II</center>

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

ROIC Market Information

ROIC's common stock trades on the NASDAQ Global Select Market ("NASDAQ") under the symbol "ROIC".

Holders

As of February 9, 2023, ROIC had 63 registered holders. Such information was obtained through the registrar and transfer agent.

Operating Partnership

As of December 31, 2022, the Operating Partnership had 49 registered holders, including Retail Opportunity Investments GP, LLC.

Stockholder Return Performance

Total Return Performance



The above graph compares the cumulative total return on the Company's common stock with that of the Standard and Poor's 500 Stock Index ("S&P 500") and the National Association of Real Estate Investment Trusts Equity Index ("FTSE NAREIT Equity REITs") from December 31, 2017 through December 31, 2022. The stock price performance graph assumes that an investor invested $100 in each of ROIC and the indices, and the reinvestment of any dividends. The comparisons in the graph are provided in accordance with the SEC disclosure requirements and are not intended to forecast or be indicative of the future performance of ROIC's shares of common stock.

Index	Period Ending					
	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Retail Opportunity Investments Corp.	$ 100.00	$ 83.06	$ 96.64	$ 74.44	$ 112.13	$ 88.99
S&P 500	$ 100.00	$ 95.62	$ 125.72	$ 148.85	$ 191.58	$ 156.88
FTSE NAREIT Equity REITs	$ 100.00	$ 95.96	$ 123.46	$ 117.14	$ 165.51	$ 124.22

Except to the extent that the Company specifically incorporates this information by reference, the foregoing Stockholder Return Performance information shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act or under the Exchange Act. This information shall not otherwise be deemed filed under such Acts.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Retail Opportunity Investments Corp. Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report on Form 10-K. The Company makes statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this Annual Report on Form 10-K entitled "Statements Regarding Forward-Looking Information." Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this Annual Report on Form 10-K entitled "Risk Factors."

Overview

The Company is organized in an UpREIT format pursuant to which Retail Opportunity Investments GP, LLC, its wholly-owned subsidiary, serves as the general partner of, and ROIC conducts substantially all of its business through, its operating partnership, Retail Opportunity Investments Partnership, LP, a Delaware limited partnership (the "Operating Partnership"), together with its subsidiaries.

ROIC commenced operations in October 2009 as a fully integrated and self-managed REIT, and as of December 31, 2022, ROIC owned an approximate 93.6% partnership interest and other limited partners owned the remaining approximate 6.4% partnership interest in the Operating Partnership. ROIC specializes in the acquisition, ownership and management of necessity-based community and neighborhood shopping centers on the west coast of the United States, anchored by supermarkets and drugstores.

As of December 31, 2022, the Company's portfolio consisted of 94 properties (93 retail and one office) totaling approximately 10.6 million square feet of GLA. As of December 31, 2022, the Company's retail portfolio was approximately 98.1% leased. During the year ended December 31, 2022, the Company leased and renewed approximately 446,000 and 1.2 million square feet, respectively, in its portfolio.

The table below provides a reconciliation of beginning of year vacant space to end of year vacant space for its retail portfolio as of December 31, 2022:

	Vacant Space Square Footage
Vacant space at December 31, 2021	249,108
Square footage vacated	151,851
Vacant space in acquired properties	19,514
Square footage leased	(224,125)
Vacant space at December 31, 2022	196,348

The Company has committed approximately $22.3 million, or $50.10 per square foot, in tenant improvements, including building and site improvements, for new leases that occurred during the year ended December 31, 2022. The Company has committed approximately $1.2 million, or $2.66 per square foot, in leasing commissions for the new leases that occurred during the year ended December 31, 2022. Additionally, the Company has committed approximately $1.1 million, or $0.98 per square foot, in tenant improvements, including building and site improvements, for the renewed leases that occurred during the year ended December 31, 2022. Leasing commission commitments for renewed leases were not material for the year ended December 31, 2022.

Impact of COVID-19

Certain of the Company's tenants experienced economic difficulties as a result of the COVID-19 pandemic and the Company received a number of rent relief requests from tenants, most often in the form of rent deferral requests. Since the onset of the COVID-19 pandemic, the Company entered into lease concessions that deferred approximately $10.9 million of contractual amounts billed. As of December 31, 2022, approximately $9.5 million of such deferral amounts have been rebilled in accordance with the underlying agreements, of which approximately $8.5 million, or approximately 89.7%, has been collected. The Company evaluated rent relief requests on a case-by-case basis and not all tenant requests resulted in concession agreements, nor did the Company forego its contractual rights under its lease agreements. See Note 1 of the accompanying consolidated financial statements for a discussion on how the Company accounts for COVID-19 related rent concessions.

Results of Operations

At December 31, 2022, the Company had 94 properties (93 retail and one office), all of which are consolidated in the accompanying financial statements. The Company believes, because the properties are located in densely populated areas and are leased to retailers that provide necessity-based, non-discretionary goods and services, the nature of its investments provides for relatively stable revenue flows. The Company has a strong capital structure with manageable debt as of December 31, 2022. The Company expects to continue to actively explore acquisition opportunities consistent with its business strategy.

Property operating income is a non-GAAP financial measure of performance. The Company defines property operating income as operating revenues (rental revenue and other income), less property and related expenses (property operating expenses and property taxes). Property operating income excludes general and administrative expenses, depreciation and amortization, acquisition transaction costs, other expense, interest expense, gains and losses from property acquisitions and dispositions, equity in earnings from unconsolidated joint ventures, and extraordinary items. Other REITs may use different methodologies for calculating property operating income, and accordingly, the Company's property operating income may not be comparable to other REITs.

Property operating income is used by management to evaluate and compare the operating performance of the Company's properties, to determine trends in earnings and to compute the fair value of the Company's properties as this measure is not affected by the cost of the Company's funding, the impact of depreciation and amortization expenses, gains or losses from the acquisition and sale of operating real estate assets, general and administrative expenses or other gains and losses that relate to the ownership of its properties. The Company believes the exclusion of these items from net income is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating the Company's properties as well as trends in occupancy rates, rental rates and operating costs.

Property operating income is a measure of the operating performance of the Company's properties but does not measure the Company's performance as a whole. Property operating income is therefore not a substitute for net income or operating income as computed in accordance with GAAP.

For the Company's discussion related to the results of operations and liquidity and capital resources for fiscal year 2020, including certain comparisons of results for fiscal year 2021 to fiscal year 2020, please refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in its fiscal 2021 Form 10-K, filed with the Securities and Exchange Commission on February 17, 2022.

Results of Operations for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Property Operating Income

The table below provides a reconciliation of consolidated operating income in accordance with GAAP to consolidated property operating income for the years ended December 31, 2022 and 2021 (in thousands):

		Year Ended December 31,	
		2022	**2021**
Operating income per GAAP		$ 114,685	$ 114,895
Plus:	Depreciation and amortization	97,494	92,929
	General and administrative expenses	21,735	19,654
	Other expense	960	860
Less:	Gain on sale of real estate	(7,653)	(22,340)
Property operating income		$ 227,221	$ 205,998

The following comparison for the year ended December 31, 2022 compared to the year ended December 31, 2021, makes reference to the effect of the same-center properties. Same-center properties, which totaled 84 of the Company's 94 properties as of December 31, 2022, represent all operating properties owned by the Company during the entirety of both periods presented and consolidated into the Company's financial statements during such periods, except for the Company's corporate office headquarters.

The table below provides a reconciliation of consolidated operating income in accordance with GAAP to property operating income for the year ended December 31, 2022 related to the 84 same-center properties owned by the Company during the entirety of both the years ended December 31, 2022 and 2021 and consolidated into the Company's financial statements during such periods (in thousands):

| | Year Ended December 31, 2022 | | |
	Same-Center	Non Same-Center	Total
Operating income (loss) per GAAP	$ 121,075	$ (6,390)	$ 114,685
Plus: Depreciation and amortization	88,014	9,480	97,494
General and administrative expenses [(1)]	—	21,735	21,735
Other expense [(1)]	—	960	960
Less: Gain on sale of real estate	—	(7,653)	(7,653)
Property operating income	$ 209,089	$ 18,132	$ 227,221

_____

(1) For illustration purposes, general and administrative expenses and other expense are included in non same-center because the Company does not allocate these types of expenses between same-center and non same-center properties.

The table below provides a reconciliation of consolidated operating income in accordance with GAAP to property operating income for the year ended December 31, 2021 related to the 84 same-center properties owned by the Company during the entirety of both the years ended December 31, 2022 and 2021 and consolidated into the Company's financial statements during such periods (in thousands):

| | Year Ended December 31, 2021 | | |
	Same-Center	Non Same-Center	Total
Operating income per GAAP	$ 109,657	$ 5,238	$ 114,895
Plus: Depreciation and amortization	88,288	4,641	92,929
General and administrative expenses [(1)]	—	19,654	19,654
Other expense [(1)]	—	860	860
Less: Gain on sale of real estate	—	(22,340)	(22,340)
Property operating income	$ 197,945	$ 8,053	$ 205,998

_____

(1) For illustration purposes, general and administrative expenses and other expense are included in non same-center because the Company does not allocate these types of expenses between same-center and non same-center properties.

During the year ended December 31, 2022, the Company generated property operating income of approximately $227.2 million compared to property operating income of $206.0 million generated during the year ended December 31, 2021, representing an increase of approximately $21.2 million. The property operating income for the 84 same-center properties increased approximately $11.1 million primarily due to an increase in base rents and straight-line rents as a result of an increase in occupancy and re-leasing spreads in the year ended December 31, 2022. The property operating income for the non same-center properties increased approximately $10.1 million primarily due to the net increase in the number of properties the Company owned as of December 31, 2022 compared to December 31, 2021.

Depreciation and amortization

The Company incurred depreciation and amortization expenses of approximately $97.5 million during the year ended December 31, 2022 compared to $92.9 million incurred during the year ended December 31, 2021. Depreciation expense increased approximately $4.6 million primarily due to the net increase in the number of properties the Company owned as of December 31, 2022 compared to December 31, 2021.

General and administrative expenses

The Company incurred general and administrative expenses of approximately $21.7 million during the year ended December 31, 2022 compared to $19.7 million incurred during the year ended December 31, 2021. General and administrative expenses increased approximately $2.1 million primarily as a result of an increase in compensation-related and leasing-related expenses incurred during the year ended December 31, 2022.

Gain on sale of real estate

On August 19, 2022, in connection with the acquisitions of Ballinger Village and Thomas Lake Shopping Center, the Company sold Aurora Square, a shopping center located in Shoreline, Washington. The sales price of $36.2 million, less costs to sell, resulted in net proceeds of approximately $34.4 million. The Company recorded a gain on sale of real estate of approximately $7.7 million during the year ended December 31, 2022 related to this property disposition. During the year ended December 31, 2021, the Company sold three properties. The total sales price of approximately $69.7 million, less costs to sell, resulted in net proceeds of approximately $68.0 million. The Company recorded gains on sale of real estate of approximately $22.3 million during the year ended December 31, 2021 related to these property dispositions.

Interest expense and other finance expenses

The Company incurred approximately $59.2 million of interest expense and other finance expenses during the year ended December 31, 2022 compared to approximately $57.5 million incurred during the year ended December 31, 2021. Interest expense and other finance expenses increased approximately $1.7 million primarily due to the increase in interest rates during the year ended December 31, 2022 as well as an increase in borrowings on the credit facility when compared to the year ended December 31, 2021. The U.S. Federal Reserve raised the federal funds rate multiple times during the year ended December 31, 2022 and market interest rates have increased significantly. It is expected that the U.S. Federal Reserve may continue to increase the federal funds rate during 2023. Should the U.S. Federal Reserve continue to raise rates in the future, this will likely result in further increases in market interest rates. Accordingly, the Company anticipates an increase in interest expense during the year ended December 31, 2023 compared to the year ended December 31, 2022.

Funds From Operations

Funds from operations ("FFO"), is a widely-recognized non-GAAP financial measure for REITs that the Company believes when considered with financial statements presented in accordance with GAAP, provides additional and useful means to assess its financial performance. FFO is frequently used by securities analysts, investors and other interested parties to evaluate the performance of REITs, most of which present FFO along with net income as calculated in accordance with GAAP.

The Company computes FFO in accordance with the "White Paper" on FFO published by the National Association of Real Estate Investment Trusts ("NAREIT"), which defines FFO as net income attributable to common stockholders (determined in accordance with GAAP) excluding gains or losses from debt restructuring, sales of depreciable property, and impairments, plus real estate related depreciation and amortization, and after adjustments for partnerships and unconsolidated joint ventures.

However, FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income); and

- should not be considered an alternative to net income as an indication of the Company's performance.

FFO as defined by the Company may not be comparable to similarly titled items reported by other REITs due to possible differences in the application of the NAREIT definition used by such REITs.

The table below provides a reconciliation of net income applicable to stockholders in accordance with GAAP to FFO for the years ended December 31, 2022 and 2021 (in thousands):

| | Year Ended December 31, | |
	2022	2021
Net income attributable to ROIC	$ 51,869	$ 53,508
Plus: Depreciation and amortization	97,494	92,929
Less: Gain on sale of real estate	(7,653)	(22,340)
Funds from operations – basic	141,710	124,097
Net income attributable to non-controlling interests	3,591	3,852
Funds from operations – diluted	$ 145,301	$ 127,949

Cash Net Operating Income ("NOI")

Cash NOI is a non-GAAP financial measure of the Company's performance. The most directly comparable GAAP financial measure is operating income. The Company defines cash NOI as operating revenues (rental revenue and other income), less property and related expenses (property operating expenses and property taxes), adjusted for non-cash revenue and operating expense items such as straight-line rent and amortization of lease intangibles, debt-related expenses, and other adjustments. Cash NOI also excludes general and administrative expenses, depreciation and amortization, acquisition transaction costs, other expense, interest expense, gains and losses from property acquisitions and dispositions, equity in earnings from unconsolidated joint ventures, and extraordinary items. Other REITs may use different methodologies for calculating cash NOI, and accordingly, the Company's cash NOI may not be comparable to other REITs.

Cash NOI is used by management internally to evaluate and compare the operating performance of the Company's properties. The Company believes cash NOI provides useful information to investors regarding the Company's financial condition and results of operations because it reflects only those cash income and expense items that are incurred at the property level, and when compared across periods, can be used to determine trends in earnings of the Company's properties as this measure is not affected by non-cash revenue and expense recognition items, the cost of the Company's funding, the impact of depreciation and amortization expenses, gains or losses from the acquisition and sale of operating real estate assets, general and administrative expenses or other gains and losses that relate to the Company's ownership of properties. The Company believes the exclusion of these items from operating income is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating the Company's properties as well as trends in occupancy rates, rental rates and operating costs.

Cash NOI is a measure of the operating performance of the Company's properties but does not measure the Company's performance as a whole and is therefore not a substitute for net income or operating income as computed in accordance with GAAP.

Same-Center Cash NOI

The table below provides a reconciliation of same-center cash NOI to consolidated operating income in accordance with GAAP for the years ended December 31, 2022 and 2021. The table makes reference to the effect of the same-center properties. Same-center properties, which totaled 84 of the Company's 94 properties as of December 31, 2022, represent all operating properties owned by the Company during the entirety of both periods presented and consolidated into the Company's financial statements during such periods, except for the Company's corporate office headquarters (in thousands):

| | Year Ended December 31, | |
	2022	**2021**
GAAP operating income	$ 114,685	$ 114,895
Depreciation and amortization	97,494	92,929
General and administrative expenses	21,735	19,654
Other expense	960	860
Gain on sale of real estate	(7,653)	(22,340)
Straight-line rent	(2,715)	(959)
Amortization of above- and below-market rent	(11,947)	(8,795)
Property revenues and other expenses [(1)]	(1,331)	(614)
Total Company cash NOI	211,228	195,630
Non same-center cash NOI	(14,545)	(7,574)
Same-center cash NOI	$ 196,683	$ 188,056

_____

(1) Includes anchor lease termination fees, net of contractual amounts, if any, expense and recovery adjustments related to prior periods and other miscellaneous adjustments.

During the year ended December 31, 2022, the Company generated same-center cash NOI of approximately $196.7 million compared to same-center cash NOI of approximately $188.1 million generated during the year ended December 31, 2021, representing a 4.6% increase. This increase is primarily due to an increase in base rents driven by contractual rent increases and an increase in occupancy and re-leasing spreads during the year ended December 31, 2022.

Critical Accounting Estimates

Critical accounting estimates are those that are both important to the presentation of the Company's financial condition and results of operations and require management's most difficult, complex or subjective judgments. Set forth below is a summary of the accounting estimates that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 1 to the Company's consolidated financial statements.

Revenue Recognition

The Company records base rents on a straight-line basis over the term of each lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in Tenant and other receivables in the accompanying consolidated balance sheets. Most leases contain provisions that require tenants to reimburse a pro-rata share of real estate taxes and certain common area expenses. Adjustments are also made throughout the year to tenant and other receivables and the related cost recovery income based upon the Company's best estimate of the final amounts to be billed and collected.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established based on a quarterly analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivables, tenant creditworthiness, current economic trends, including the impact of the COVID-19 pandemic on tenants' businesses, the payment history of the tenants or other debtors, the financial condition of the tenants and any guarantors and management's assessment of their ability to meet their lease obligations, the basis for any disputes and the status of related negotiations, among other things. Management's estimates of the required allowance are subject to revision as these factors change and are sensitive to the effects of economic and market conditions on tenants, particularly those at retail properties. Estimates are used to establish reimbursements from tenants for common area maintenance, real estate tax and insurance costs. The Company analyzes the balance of its estimated accounts receivable for real estate taxes, common area maintenance and insurance for each of its properties by comparing actual recoveries versus actual expenses and any actual write-offs. Based on its analysis, the Company may record an additional amount in its allowance for doubtful accounts related to these items. In addition, the Company also provides an allowance for future credit losses in connection with the deferred straight-line rent receivable.

Real Estate Investments

Land, buildings, property improvements, furniture/fixtures and tenant improvements are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over its estimated useful lives.

The Company recognizes the acquisition of real estate properties, including acquired tangible assets (consisting of land, buildings and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases and acquired in-place leases) at their fair value (for acquisitions meeting the definition of a business) and relative fair value (for acquisitions not meeting the definition of a business). Acquired lease intangible assets include above-market leases and acquired in-place leases, and Acquired lease intangible liabilities represent below-market leases in the accompanying consolidated balance sheets. The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, which value is then allocated to land, buildings and improvements based on management's determination of the relative fair values of these assets. In valuing an acquired property's intangibles, factors considered by management include an estimate of carrying costs during the expected lease-up periods and estimates of lost rental revenue during the expected lease-up periods based on its evaluation of current market demand. Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs.

The value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates, over (ii) the estimated fair value of the property as if it were vacant. Above-market and below-market lease values are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received and management's estimate of market lease rates, measured over the terms of the respective leases that management deemed appropriate at the time of acquisition. Such valuations include a consideration of the non-cancellable terms of the respective leases as well as any applicable renewal periods. The fair values associated with below-market rental renewal options are determined based on the Company's experience and the relevant facts and circumstances that existed at the time of the acquisitions. The value of the above-market and below-market leases associated with the original lease term is amortized to rental income, over the terms of the respective leases. The value of in-place leases is amortized to expense over the remaining non-cancellable terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be recognized in operations at that time.

The Company is required to make subjective assessments as to the useful life of its properties for purposes of determining the amount of depreciation. These assessments have a direct impact on the Company's net income.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	39-40 years
Property Improvements	10-20 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Shorter of lease term or its useful life

Asset Impairment

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, legal and environmental concerns, the Company's intent and ability to hold the related asset, as well as any significant cost overruns on development properties. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value. Management does not believe that the value of any of the Company's real estate investments was impaired at December 31, 2022.

REIT Qualification Requirements

The Company has elected and qualified to be taxed as a REIT under the Code, and believes that it has been organized and has operated in a manner that will allow it to continue to qualify for taxation as a REIT under the Code.

The Company is subject to a number of operational and organizational requirements to qualify and then maintain qualification as a REIT. If the Company does not qualify as a REIT, its income would become subject to U.S. federal, state and local income taxes at regular corporate rates that would be substantial and the Company may not be permitted to re-elect to qualify as a REIT for four taxable years following the year that it failed to qualify as a REIT. The Company's results of operations, liquidity and amounts distributable to stockholders would be significantly reduced if it failed to qualify as a REIT.

Liquidity and Capital Resources of the Company

In this "Liquidity and Capital Resources of the Company" section and in the "Liquidity and Capital Resources of the Operating Partnership" section, the term "the Company" refers to Retail Opportunity Investments Corp. on an unconsolidated basis, excluding the Operating Partnership.

The Company's business is operated primarily through the Operating Partnership, of which the Company is the parent company, and which it consolidates for financial reporting purposes. Because the Company operates on a consolidated basis with the Operating Partnership, the section entitled "Liquidity and Capital Resources of the Operating Partnership" should be read in conjunction with this section to understand the liquidity and capital resources of the Company on a consolidated basis and how the Company is operated as a whole.

The Company issues public equity from time to time, but does not otherwise generate any capital itself or conduct any business itself, other than incurring certain expenses in operating as a public company. The Company itself does not hold any indebtedness other than guarantees of indebtedness of the Operating Partnership, and its only material assets are its ownership of direct or indirect partnership interests in the Operating Partnership and membership interest in Retail Opportunity Investments GP, LLC, the sole general partner of the Operating Partnership. Therefore, the consolidated assets and liabilities and the consolidated revenues and expenses of the Company and the Operating Partnership are the same on their respective financial statements. However, all debt is held directly or indirectly by the Operating Partnership. The Company's principal funding requirement is the payment of dividends on its common stock. The Company's principal source of funding for its dividend payments is distributions it receives from the Operating Partnership.

As the parent company of the Operating Partnership, the Company, indirectly, has the full, exclusive and complete responsibility for the Operating Partnership's day-to-day management and control. The Company causes the Operating Partnership to distribute such portion of its available cash as the Company may in its discretion determine, in the manner provided in the Operating Partnership's partnership agreement.

The Company is a well-known seasoned issuer with an effective shelf registration statement filed in April 2022 that allows the Company to register unspecified various classes of debt and equity securities. As circumstances warrant, the Company may issue equity from time to time on an opportunistic basis, dependent upon market conditions and available pricing. Any proceeds from such equity issuances would be contributed to the Operating Partnership. The Operating Partnership may use the proceeds to acquire additional properties, pay down debt, and for general working capital purposes.

Liquidity is a measure of the Company's ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain its assets and operations, make distributions to its stockholders and meet other general business needs. The liquidity of the Company is dependent on the Operating Partnership's ability to make sufficient distributions to the Company. The primary cash requirement of the Company is its payment of dividends to its stockholders.

During the year ended December 31, 2022, the Company's primary sources of cash were distributions from the Operating Partnership and proceeds from the issuance of common stock. As of December 31, 2022, the Company has determined that it has adequate working capital to meet its dividend funding obligations for the next twelve months.

On February 20, 2020, ROIC entered into an "at the market" sales agreement, as amended on April 27, 2022 (the "Sales Agreement"), with each of (i) KeyBanc Capital Markets Inc., BTIG, LLC, BMO Capital Markets Corp., BofA Securities, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Raymond James &

Associates, Inc., Regions Securities LLC, Robert W. Baird & Co. Incorporated and Wells Fargo Securities, LLC (collectively, the "Agents") and (ii) the Forward Purchasers (as defined below), pursuant to which ROIC may sell, from time to time, shares (any such shares, the "Primary Shares") of ROIC's common stock, par value $0.0001 per share ("Common Stock"), to or through the Agents and instruct certain of the Agents, acting as forward sellers (the "Forward Sellers"), to offer and sell borrowed shares (any such shares, "Forward Hedge Shares," and collectively with the Primary Shares, the "Shares") with the Shares to be sold under the Sales Agreement having an aggregate offering price of up to $500.0 million.

The Sales Agreement contemplates that, in addition to the issuance and sale of Primary Shares to or through the Agents as principal or its sales agents, ROIC may enter into separate forward sale agreements with any of KeyBanc Capital Markets Inc., BMO Capital Markets Corp., BofA Securities, Inc., Citigroup Global Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Raymond James & Associates, Inc. and Wells Fargo Securities, LLC or their respective affiliates (in such capacity, the "Forward Purchasers"). If ROIC enters into a forward sale agreement with any Forward Purchaser, ROIC expects that such Forward Purchaser or its affiliate will borrow from third parties and, through the relevant Forward Seller, sell a number of Forward Hedge Shares equal to the number of shares of Common Stock underlying the particular forward sale agreement, in accordance with the mutually accepted instructions related to such forward sale agreement. ROIC will not initially receive any proceeds from any sale of Forward Hedge Shares through a Forward Seller. ROIC expects to fully physically settle each particular forward sale agreement with the relevant Forward Purchaser on one or more dates specified by ROIC on or prior to the maturity date of that particular forward sale agreement by issuing shares of Common Stock (the "Confirmation Shares"), in which case ROIC expects to receive aggregate net cash proceeds at settlement equal to the number of shares of Common Stock underlying the particular forward sale agreement multiplied by the relevant forward sale price. However, ROIC may also elect to cash settle or net share settle a particular forward sale agreement, in which case ROIC may not receive any proceeds from the issuance of shares of Common Stock, and ROIC will instead receive or pay cash (in the case of cash settlement) or receive or deliver shares of Common Stock (in the case of net share settlement).

During the year ended December 31, 2022, ROIC sold a total of 1,288,213 shares under the Sales Agreement, which resulted in gross proceeds of approximately $25.2 million and commissions of approximately $252,000 paid to the Agents. The Company intends to use the net proceeds for general corporate purposes, which may include, among other things, the funding of acquisitions and additions to working capital.

For the year ended December 31, 2022, dividends paid and payable to stockholders totaled approximately $92.4 million. Additionally, for the year ended December 31, 2022, distributions paid and payable from the Operating Partnership to the non-controlling interest OP Unitholders totaled approximately $6.6 million. On a consolidated basis, cash flows from operations for the same period totaled approximately $149.0 million. For the year ended December 31, 2021, dividends paid and payable to stockholders totaled approximately $62.2 million. Additionally, for the year ended December 31, 2021, distributions paid and payable from the Operating Partnership to the non-controlling interest OP Unitholders totaled approximately $4.7 million. On a consolidated basis, cash flows from operations for the same period totaled approximately $136.3 million.

Potential future sources of capital include equity issuances and distributions from the Operating Partnership.

Liquidity and Capital Resources of the Operating Partnership

In this "Liquidity and Capital Resources of the Operating Partnership" section, the terms the "Operating Partnership," "we", "our" and "us" refer to the Operating Partnership together with its consolidated subsidiaries or the Operating Partnership and the Company together with their respective consolidated subsidiaries, as the context requires.

During the year ended December 31, 2022, the Operating Partnership's primary source of cash was cash flow from operations, proceeds from borrowings under its credit facility, proceeds from the sale of real estate and cash contributed by ROIC from the issuance of common stock. As of December 31, 2022, the Operating Partnership has determined that it has adequate working capital to meet its debt obligations and operating expenses for the next twelve months.

The Operating Partnership has an unsecured term loan agreement with several banks under which the lenders agreed to provide a $300.0 million unsecured term loan facility. Effective December 20, 2019, the Operating Partnership entered into the First Amendment to First Amended and Restated Term Loan Agreement (as amended, the "Term Loan Agreement") pursuant to which the maturity date of the term loan was extended from September 8, 2022 to January 20, 2025, without further options for extension. The Term Loan Agreement also provides that the Operating Partnership may from time to time request increased aggregate commitments of $200.0 million under certain conditions set forth in the Term Loan Agreement, including the consent of the lenders for the additional commitments. Borrowings under the Term Loan Agreement accrue interest on the outstanding principal amount at a rate equal to an applicable rate based on the credit rating level of the Company, plus, as applicable, (i) a

LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for the relevant period (the "Eurodollar Rate"), or (ii) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the rate of interest announced by the Administrative Agent as its "prime rate," and (c) the Eurodollar Rate plus 1.00%.

The Operating Partnership has an unsecured revolving credit facility with several banks. Effective December 20, 2019, the Operating Partnership entered into the First Amendment to Second Amended and Restated Credit Agreement (as amended, the "Credit Facility Agreement") pursuant to which the borrowing capacity under the credit facility is $600.0 million and the maturity date of the credit facility was extended from September 8, 2021 to February 20, 2024, with two six-month extension options, which may be exercised by the Operating Partnership upon satisfaction of certain conditions including the payment of extension fees. Additionally, the Credit Facility Agreement contains an accordion feature, which allows the Operating Partnership to increase the borrowing capacity under the credit facility up to an aggregate of $1.2 billion, subject to lender consents and other conditions. Borrowings under the Credit Facility Agreement accrue interest on the outstanding principal amount at a rate equal to an applicable rate based on the credit rating level of the Company, plus, as applicable, (i) the Eurodollar Rate, or (ii) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the rate of interest announced by KeyBank, National Association as its "prime rate," and (c) the Eurodollar Rate plus 0.90%. Additionally, the Operating Partnership is obligated to pay a facility fee at a rate based on the credit rating level of the Company, currently 0.20%, and a fronting fee at a rate of 0.125% per year with respect to each letter of credit issued under the Credit Facility Agreement, of which the Operating Partnership had none outstanding as of December 31, 2022.

As of December 31, 2022, $300.0 million and $88.0 million were outstanding under the term loan and credit facility, respectively. The weighted average interest rates on the term loan and the credit facility during the year ended December 31, 2022 were 2.7% and 3.1%, respectively. As discussed in Note 11 of the accompanying financial statements, the Operating Partnership has historically used interest rate swaps to help manage its interest rate risk. The Company's four interest rate swaps matured effective August 31, 2022, and accordingly the interest rate on the term loan was no longer effectively fixed and outstanding borrowings under the term loan became subject to a variable interest rate, as detailed above, effective September 1, 2022. The Operating Partnership had no available borrowings under the term loan at December 31, 2022. The Operating Partnership had $512.0 million available to borrow under the credit facility at December 31, 2022.

Further, the Operating Partnership issued $250.0 million aggregate principal amount of unsecured senior notes in each of December 2017, December 2014 and December 2013 and $200.0 million aggregate principal amount of unsecured senior notes in September 2016, (collectively, the "Senior Notes") each of which were fully and unconditionally guaranteed by the Company.

The key terms of the Operating Partnership's Senior Notes are as follows:

Senior Notes		Aggregate Principal Amount (in thousands)	Issue Date and Interest Accrual Date	Maturity Date	Contractual Interest Rate	First Interest Payment	Interest Payments Due
Senior Notes Due 2027	$	250,000	December 15, 2017	December 15, 2027	4.19 %	June 15, 2018	June 15 and December 15
Senior Notes Due 2026	$	200,000	September 22, 2016	September 22, 2026	3.95 %	March 22, 2017	March 22 and September 22
Senior Notes Due 2024	$	250,000	December 3, 2014	December 15, 2024	4.00 %	June 15, 2015	June 15 and December 15
Senior Notes Due 2023	$	250,000	December 9, 2013	December 15, 2023	5.00 %	June 15, 2014	June 15 and December 15

The Operating Partnership's material current and long-term cash requirements are further described below.

The Operating Partnership's debt agreements contain customary representations, financial and other covenants, and its ability to borrow under these agreements is subject to its compliance with financial covenants and other restrictions on an ongoing basis. The Operating Partnership was in compliance with such covenants at December 31, 2022.

While the Operating Partnership generally intends to hold its assets as long-term investments, certain of its investments may be sold in order to manage the Operating Partnership's interest rate risk and liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of its investments, if any, cannot be predicted with any certainty.

The Company has investment grade credit ratings from Moody's Investors Service (Baa2), S&P Global Ratings (BBB-) and Fitch Ratings (BBB).

Cash Flows

The following table summarizes, for the periods indicated, selected items in the Company's consolidated statements of cash flows (in thousands):

	Year Ended December 31,	
	2022	2021
Net Cash Provided by (Used in):		
Operating activities	$ 149,023	$ 136,332
Investing activities	$ (144,692)	$ (103,645)
Financing activities	$ (12,235)	$ (23,960)

Net Cash Flows from:

Operating Activities

Net cash flows provided by operating activities amounted to approximately $149.0 million during the year ended December 31, 2022, compared to approximately $136.3 million in the comparable period in 2021. This increase of approximately $12.7 million during the year ended December 31, 2022 is primarily due to the increase in property operating income of approximately $21.2 million, offset by the timing of collections and payments of working capital accounts.

Investing Activities

Net cash flows used in investing activities amounted to approximately $144.7 million during the year ended December 31, 2022, compared to approximately $103.6 million in the comparable period in 2021. This increase of approximately $41.0 million during the year ended December 31, 2022 is primarily due to the decrease in proceeds from the sale of real estate of approximately $33.6 million, the increase in payments for improvements to properties of approximately $11.8 million, slightly offset by the decrease in investments in real estate of approximately $4.9 million.

Financing Activities

Net cash flows used in financing activities amounted to approximately $12.2 million during the year ended December 31, 2022, compared to approximately $24.0 million in the comparable period in 2021. This decrease of approximately $11.7 million for the year ended December 31, 2022 is primarily due to the net increase in borrowings on the credit facility of $136.0 million, offset by the increase in dividend and distribution payments of approximately $55.6 million, the decrease in proceeds from the sale of common stock of approximately $44.4 million and the increase in principal repayments on mortgages of approximately $23.4 million.

Material Cash Requirements

The following table represents the Company's known contractual and other short-term (i.e., the next twelve months) and long-term (i.e., beyond the next twelve months) obligations as of December 31, 2022 (in thousands):

	Short-Term	Long-Term	Total
Material cash requirements:			
Mortgage Notes Payable Principal [1]	$ 686	$ 60,045	$ 60,731
Mortgage Notes Payable Interest	2,482	2,618	5,100
Term loan [2]	—	300,000	300,000
Credit facility [3]	—	88,000	88,000
Senior Notes Due 2027 [4]	10,475	291,900	302,375
Senior Notes Due 2026 [4]	7,900	223,700	231,600
Senior Notes Due 2024 [4]	10,000	260,000	270,000
Senior Notes Due 2023 [4]	262,500	—	262,500
Operating lease obligations	1,345	34,359	35,704
Total	**$ 295,388**	**$ 1,260,622**	**$ 1,556,010**

_____

(1) Does not include unamortized mortgage premium of approximately $288,000 as of December 31, 2022.
(2) For the purpose of the above table, the Company has assumed that borrowings under the term loan accrue interest at the interest rate on the term loan as of December 31, 2022 which was 5.4%.
(3) For the purpose of the above table, the Company has assumed that borrowings under the credit facility accrue interest at the interest rate on the credit facility as of December 31, 2022 which was 5.2%
(4) Represents payments of interest only in the short-term and payments of both principal and interest in the long-term.

The short-term and long-term liquidity requirements of the Company, including the Operating Partnership and its subsidiaries, consist primarily of the material cash requirements set forth above, dividends expected to be paid to the Company's stockholders, capital expenditures and capital required for acquisitions.

The Company, including the Operating Partnership and its subsidiaries, plans to satisfy its short-term liquidity requirements, including its material cash requirements, through operating cash flows, debt refinancings, potential asset sales and/or borrowings under its credit facility.

Historically, the Company, including the Operating Partnership and its subsidiaries, has financed its long-term liquidity requirements through operating cash flows, borrowings under its credit facility and term loan, debt refinancings, new debt, equity offerings and other capital market transactions, and/or the disposition of assets. The Company expects to continue doing so in the future. However, there can be no assurance that these sources will always be available to the Company when needed, or on terms the Company desires or that the future requirements of the Company will not be materially higher than the Company currently expects.

The Company has committed approximately $23.5 million and $1.2 million in tenant improvements (including building and site improvements) and leasing commissions, respectively, for the new leases and renewals that occurred during the year ended December 31, 2022.

Real Estate Taxes

The Company's leases generally require the tenants to be responsible for a pro-rata portion of the real estate taxes.

Inflation

The Company's long-term leases contain provisions to help manage the adverse impact of inflation on its operating results. Such provisions include clauses entitling the Company to receive (a) scheduled base rent increases and (b) percentage rents based upon tenants' gross sales which generally increase as prices rise. In addition, many of the Company's non-anchor leases are for terms of less than ten years, which permits the Company to seek increases in rents upon renewal at then-current market rates if rents provided in the expiring leases are below then-existing market rates. Most of the Company's leases require tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

Leverage Policies

The Company employs prudent amounts of leverage and uses debt as a means of providing additional funds for the acquisition of its properties and the diversification of its portfolio. The Company seeks to primarily utilize unsecured debt in order to maintain liquidity and flexibility in its capital structure.

Under the term loan, several banks acting as lenders have agreed to provide up to $300.0 million of borrowing capacity. Effective December 20, 2019, the Operating Partnership entered into the Term Loan Agreement pursuant to which the maturity date of the term loan was extended from September 8, 2022 to January 20, 2025, without further options for extension. The Term Loan Agreement also provides that the Operating Partnership may from time to time request increased aggregate commitments of $200.0 million under certain conditions set forth in the Term Loan Agreement, including the consent of the lenders for the additional commitments.

Under the credit facility, several banks acting as lenders have agreed to provide up to $600.0 million of borrowing capacity. Effective December 20, 2019, the Operating Partnership entered into the Credit Facility Agreement pursuant to which the maturity date of the credit facility was extended from September 8, 2021 to February 20, 2024, with two six-month extension options, which may be exercised by the Operating Partnership upon satisfaction of certain conditions including the payment of extension fees. Additionally, the Credit Facility Agreement contains an accordion feature, which allows the Operating Partnership to increase the borrowing capacity under the credit facility up to an aggregate of $1.2 billion, subject to lender consents and other conditions.

Further, the Operating Partnership issued $250.0 million aggregate principal amount of unsecured senior notes in each of December 2017, December 2014 and December 2013 and $200.0 million aggregate principal amount of unsecured senior notes in September 2016, each of which were fully and unconditionally guaranteed by the Company.

The Company may borrow on a non-recourse basis at the corporate level or Operating Partnership level. Non-recourse indebtedness means the indebtedness of the borrower or its subsidiaries is secured only by specific assets without recourse to other assets of the borrower or any of its subsidiaries. Even with non-recourse indebtedness, however, a borrower or its subsidiaries will likely be required to guarantee against certain breaches of representations and warranties such as those relating to the absence of fraud, misappropriation, misapplication of funds, environmental conditions and material misrepresentations. Because non-recourse financing generally restricts the lender's claim on the assets of the borrower, the lender generally may only proceed against the asset securing the debt. This may protect the Company's other assets.

The Company plans to evaluate each investment opportunity and determine the appropriate leverage on a case-by-case basis and also on a Company-wide basis. The Company may seek to refinance indebtedness, such as when a decline in interest rates makes it beneficial to prepay an existing mortgage, when an existing mortgage matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase the investment.

The Company plans to finance future acquisitions through a combination of cash from operations, borrowings under its credit facility, the assumption of existing mortgage debt, the issuance of OP Units, equity and debt offerings, and the potential sale of existing assets. In addition, the Company may acquire retail properties indirectly through joint ventures with third parties as a means of increasing the funds available for the acquisition of properties.

Distributions

The Operating Partnership and ROIC intend to make regular quarterly distributions to holders of their OP Units and common stock, respectively. The Operating Partnership pays distributions to ROIC directly as a holder of units of the Operating Partnership, and indirectly to ROIC through distributions to Retail Opportunity Investments GP, LLC, a wholly owned subsidiary of ROIC. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. ROIC intends to pay regular quarterly dividends to its stockholders in an amount not less than its net taxable income, if and to the extent authorized by its board of directors. If ROIC's cash available for distribution is less than its net taxable income, ROIC could be required to sell assets or borrow funds to make cash distributions or ROIC may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is to changes in interest rates related to its debt. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's future financing requirements.

As a corporation that has elected to qualify as a REIT for U.S. federal income tax purposes, commencing with its taxable year ended December 31, 2010, ROIC's future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The Company will be exposed to interest rate changes primarily as a result of long-term debt used to acquire properties and make real estate-related debt investments. The Company's interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, the Company expects to borrow primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates. In addition, the Company may use derivative financial instruments to manage interest rate risk. The Company will not use derivatives for trading or speculative purposes and will only enter into contracts with major financial institutions based on their credit rating and other factors.

As of December 31, 2022, the Company had $388.0 million of variable rate debt outstanding. The Company has historically used fixed-rate debt and interest rate swaps to manage its interest rate risk. As discussed in Note 11 of the accompanying consolidated financial statements, the Company's four interest rate swaps matured effective August 31, 2022, and accordingly the interest rate on the term loan was no longer effectively fixed and outstanding borrowings under the term loan became subject to a variable interest rate effective September 1, 2022. A 100 basis-point increase in short-term interest rates would have increased the Company's interest expense by approximately $1.5 million for the year ended December 31, 2022 (after giving effect to the impact of the interest rate swaps which effectively fixed the interest rate on borrowings under the term loan at approximately 3.0% during the period from January 1, 2022 through August 31, 2022).

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Financial Statement Schedule

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Retail Opportunity Investments Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Retail Opportunity Investments Corp. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 8 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated February 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of real estate investments

Description of the Matter	At December 31, 2022, the Company's real estate investments totaled $2.8 billion. As discussed in Note 1 of the consolidated financial statements, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the real estate investments are not expected to be recovered through future undiscounted cash flows. The Company did not identify any assets that were impaired at December 31, 2022.

Auditing management's assessment of impairment is challenging due to the high degree of subjective auditor judgment necessary in evaluating management's identification of indicators of potential impairment and the related assessment of the severity of such indicators in determining whether a triggering event has occurred that requires the Company to evaluate the recoverability of the asset. The significant inputs used in the assessment included capitalization rates, current and estimated future cash flows associated with each property, which were based on market information including, where applicable, market rental rates, leasing trends, occupancy trends, and other quantitative and qualitative factors.

How We Addressed the Matter in Our Audit

We obtained an understanding of management's process to identify indicators of impairment, including the qualitative and quantitative analysis and related inputs and assumptions used in performing the analyses. We evaluated the design and tested the operating effectiveness of the controls that address the identification of indicators of impairment, in addition to controls around the quantitative assessment of impairment. For example, we tested controls over the Company's process to estimate the fair value of its real estate assets and to assess the recoverability of each investment, including controls over management's development and review of the significant inputs and assumptions described above used in the quantitative assessment.

Our testing of the Company's impairment assessment included, among other procedures, evaluating significant judgments applied in determining whether indicators of impairment were present at any given property by obtaining evidence to corroborate such judgments and searching for evidence contrary to such judgments. In addition, we reviewed the bad debt reserves analysis and rent rolls for any tenants with large reserved balances or upcoming lease expirations, in addition to reviewing various industry market surveys that indicate potential tenants with deteriorating credit quality to determine if they occupied a substantial portion of any particular property.

Property asset acquisitions

Description of the Matter

In 2022, the Company acquired five assets, for a combined purchase price of approximately $120.6 million. As discussed in Note 1 and Note 2 to the consolidated financial statements, the Company accounted for these purchases as asset acquisitions in accordance with the authoritative accounting guidance on acquisitions and business combinations. The Company's methodology of allocating the cost of acquisitions to assets acquired and liabilities assumed is based on relative fair values. For acquired operating real estate properties, the purchase price is allocated to land and buildings, intangible assets such as in-place leases, and intangible liabilities assumed, if any.

Auditing the Company's accounting for its acquisitions was complex and highly judgmental due to the significant judgment required in determining estimated fair values of the acquired land and buildings, intangible assets such as in-place leases, and intangible liabilities. The significant judgment was primarily due to (1) the judgmental nature of inputs, including discount rate, capitalization rates, cost multipliers and various market assumptions such as market rental rates, and (2) the complexity of the models used to allocate the value to the components of properties acquired could have a material effect on the Company's net income due to the differing depreciable and amortizable lives of each component and the classification of the related depreciation or amortization expense in the Company's consolidated statements of operations.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for determining and reviewing the key inputs and assumptions used in estimating the fair value of acquired assets and liabilities and allocating fair value to the various components. For example, we tested controls over the valuation of acquired land, buildings and intangible assets, including the valuation models and underlying assumptions used to develop such estimates.
	Our testing of the Company's accounting for its acquisitions included, among other procedures, reading the purchase agreement and testing the values allocated to the assets acquired and liabilities assumed by evaluating the valuation methods and significant assumptions used by management. For example, our real estate valuation specialists assisted us in evaluating the methodologies used by the Company and testing the consistency of the selected discount rates, capitalization rates, and various market assumptions such as market rental rates with external market data sources. Additionally, we evaluated the completeness and accuracy of the underlying data supporting the determination of various inputs. Also, with the assistance of our specialists, we evaluated the incorporation of the key assumptions in the aforementioned models and tested such models for clerical accuracy.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2010.
San Diego, California
February 16, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Retail Opportunity Investments Corp.

Opinion on Internal Control over Financial Reporting

We have audited Retail Opportunity Investments Corp.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Retail Opportunity Investments Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria**.**

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Retail Opportunity Investments Corp. as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2022 and the related notes and financial statement schedules listed in the Index at Item 8 and our report dated February 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting (Retail Opportunity Investments Corp). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
San Diego, California
February 16, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of Retail Opportunity Investments Partnership, LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Retail Opportunity Investments Partnership, LP (the "Operating Partnership") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, Partners' capital, and cash flows for each of the three years in the period ended December 31, 2022 and the related notes and financial statement schedules listed in the Index at Item 8 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Operating Partnership at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of real estate investments

Description of the Matter	At December 31, 2022, the Operating Partnership's real estate investments totaled $2.8 billion. As discussed in Note 1 of the consolidated financial statements, the Operating Partnership reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the real estate investments are not expected to be recovered through future undiscounted cash flows. The Operating Partnership did not identify any assets that were impaired at December 31, 2022.

Auditing management's assessment of impairment is challenging due to the high degree of subjective auditor judgment necessary in evaluating management's identification of indicators of potential impairment and the related assessment of the severity of such indicators in determining whether a triggering event has occurred that requires the Operating Partnership to evaluate the recoverability of the asset. The significant inputs used in the assessment included capitalization rates, current and estimated future cash flows associated with each property, which were based on market information including, where applicable, market rental rates, leasing trends, occupancy trends, and other quantitative and qualitative factors.

How We Addressed the Matter in Our Audit	We obtained an understanding of management's process to identify indicators of impairment, including the qualitative and quantitative analysis and related inputs and assumptions used in performing the analyses. We evaluated the design and tested the operating effectiveness of the controls that address the identification of indicators of impairment, in addition to controls around the quantitative assessment of impairment. For example, we tested controls over the Operating Partnership's process to estimate the fair value of its real estate assets and to assess the recoverability of each investment, including controls over management's development and review of the significant inputs and assumptions described above used in the quantitative assessment.

Our testing of the Operating Partnership's impairment assessment included, among other procedures, evaluating significant judgments applied in determining whether indicators of impairment were present at any given property by obtaining evidence to corroborate such judgments and searching for evidence contrary to such judgments. In addition, we reviewed the bad debt reserves analysis and rent rolls for any tenants with large reserved balances or upcoming lease expirations, in addition to reviewing various industry market surveys that indicate potential tenants with deteriorating credit quality to determine if they occupied a substantial portion of any particular property.

Property asset acquisitions

Description of the Matter	In 2022, the Operating Partnership acquired five assets, for a combined purchase price of approximately $120.6 million. As discussed in Note 1 and Note 2 to the consolidated financial statements, the Operating Partnership accounted for these purchases as asset acquisitions in accordance with the authoritative accounting guidance on acquisitions and business combinations. The Operating Partnership's methodology of allocating the cost of acquisitions to assets acquired and liabilities assumed is based on relative fair values. For acquired operating real estate properties, the purchase price is allocated to land and buildings, intangible assets such as in-place leases, and intangible liabilities assumed, if any.

Auditing the Operating Partnership's accounting for its acquisitions was complex and highly judgmental due to the significant judgment required in determining estimated fair values of the acquired land and buildings, intangible assets such as in-place leases, and intangible liabilities. The significant judgment was primarily due to (1) the judgmental nature of inputs, including discount rate, capitalization rates, cost multipliers and various market assumptions such as market rental rates, and (2) the complexity of the models used to allocate the value to the components of properties acquired could have a material effect on the Operating Partnership's net income due to the differing depreciable and amortizable lives of each component and the classification of the related depreciation or amortization expense in the Operating Partnership's consolidated statements of operations.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Operating Partnership's process for determining and reviewing the key inputs and assumptions used in estimating the fair value of acquired assets and liabilities and allocating fair value to the various components. For example, we tested controls over the valuation of acquired land, buildings and intangible assets, including the valuation models and underlying assumptions used to develop such estimates.
	Our testing of the Operating Partnership's accounting for its acquisitions included, among other procedures, reading the purchase agreement and testing the values allocated to the assets acquired and liabilities assumed by evaluating the valuation methods and significant assumptions used by management. For example, our real estate valuation specialists assisted us in evaluating the methodologies used by the Operating Partnership and testing the consistency of the selected discount rates, capitalization rates, and various market assumptions such as market rental rates with external market data sources. Additionally, we evaluated the completeness and accuracy of the underlying data supporting the determination of various inputs. Also, with the assistance of our specialists, we evaluated the incorporation of the key assumptions in the aforementioned models and tested such models for clerical accuracy.

/s/ Ernst & Young LLP
We have served as the Operating Partnership's auditor since 2013.
San Diego, California
February 16, 2023

Consolidated Balance Sheets
(In thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS		
Real Estate Investments:		
Land	$ 958,236	$ 915,861
Building and improvements	2,452,857	2,350,294
	3,411,093	3,266,155
Less: accumulated depreciation	578,593	510,836
	2,832,500	2,755,319
Mortgage note receivable	4,786	4,875
Real Estate Investments, net	2,837,286	2,760,194
Cash and cash equivalents	5,598	13,218
Restricted cash	1,861	2,145
Tenant and other receivables, net	57,546	55,787
Deposits	500	—
Acquired lease intangible assets, net	52,428	50,139
Prepaid expenses	5,957	5,337
Deferred charges, net	26,683	25,017
Other assets	16,420	17,007
Total assets	$ 3,004,279	$ 2,928,844
LIABILITIES AND EQUITY		
Liabilities:		
Term loan	$ 299,253	$ 298,889
Credit facility	88,000	—
Senior Notes	946,849	945,231
Mortgage notes payable	60,917	85,354
Acquired lease intangible liabilities, net	152,117	136,608
Accounts payable and accrued expenses	22,885	48,598
Tenants' security deposits	7,701	7,231
Other liabilities	41,959	40,580
Total liabilities	1,619,681	1,562,491
Commitments and contingencies		
Equity:		
Preferred stock, $0.0001 par value 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized; 124,538,811 and 122,685,266 shares issued and outstanding at December 31, 2022 and 2021, respectively	12	12
Additional paid-in capital	1,612,126	1,577,837
Accumulated dividends in excess of earnings	(315,984)	(297,801)
Accumulated other comprehensive income (loss)	14	(3,154)
Total Retail Opportunity Investments Corp. stockholders' equity	1,296,168	1,276,894
Non-controlling interests	88,430	89,459
Total equity	1,384,598	1,366,353
Total liabilities and equity	$ 3,004,279	$ 2,928,844

See accompanying notes to consolidated financial statements.

RETAIL OPPORTUNITY INVESTMENTS CORP.
Consolidated Statements of Operations and Comprehensive Income
(In thousands, except per share data)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenues						
Rental revenue	$	308,960	$	280,924	$	280,388
Other income		3,969		3,176		3,726
Total revenues		312,929		284,100		284,114
Operating expenses						
Property operating		51,057		44,439		41,050
Property taxes		34,651		33,663		33,288
Depreciation and amortization		97,494		92,929		97,731
General and administrative expenses		21,735		19,654		16,755
Other expense		960		860		843
Total operating expenses		205,897		191,545		189,667
Gain on sale of real estate		7,653		22,340		—
Operating income		114,685		114,895		94,447
Non-operating expenses						
Interest expense and other finance expenses		(59,225)		(57,535)		(59,726)
Net income		55,460		57,360		34,721
Net income attributable to non-controlling interests		(3,591)		(3,852)		(2,707)
Net Income Attributable to Retail Opportunity Investments Corp.	$	51,869	$	53,508	$	32,014
Earnings per share – basic and diluted	$	0.42	$	0.44	$	0.27
Dividends per common share	$	0.56	$	0.51	$	0.20
Comprehensive income:						
Net income	$	55,460	$	57,360	$	34,721
Other comprehensive income (loss):						
Unrealized swap derivative gain (loss) arising during the period		1,104		216		(9,925)
Reclassification adjustment for amortization of interest expense included in net income		2,286		5,894		4,572
Other comprehensive income (loss):		3,390		6,110		(5,353)
Comprehensive income		58,850		63,470		29,368
Comprehensive income attributable to non-controlling interests		(3,813)		(4,304)		(2,034)
Comprehensive income attributable to Retail Opportunity Investments Corp.	$	55,037	$	59,166	$	27,334

See accompanying notes to consolidated financial statements.

RETAIL OPPORTUNITY INVESTMENTS CORP.
Consolidated Statements of Equity
(In thousands, except share data)

	Common Stock		Additional paid-in capital	Accumulated dividends in excess of earnings	Accumulated other comprehensive (loss) income	Non-controlling interests	Equity
	Shares	Amount					
Balance at December 31, 2019	116,496,016	$ 12	$ 1,481,466	$ (297,998)	$ (4,132)	$ 112,480	$ 1,291,828
Shares issued under the Equity Incentive Plan	428,170	—	—	—	—	—	—
Shares withheld for employee taxes	(128,614)	—	(2,272)	—	—	—	(2,272)
Cancellation of restricted stock	(4,899)	—	—	—	—	—	—
Stock based compensation expense	—	—	8,098	—	—	816	8,914
Redemption of OP Units	1,968,350	—	20,098	—	—	(20,098)	—
Cash redemption for non-controlling interests	—	—	—	—	—	(1,999)	(1,999)
Adjustment to non-controlling interests ownership in Operating Partnership	—	—	(570)	—	—	570	—
Repurchase of common stock	(673,868)	—	(8,846)	—	—	—	(8,846)
Registration expenditures	—	—	(312)	—	—	—	(312)
Cash dividends ($0.20 per share)	—	—	—	(23,273)	—	(2,187)	(25,460)
Dividends payable to officers	—	—	—	(52)	—	(10)	(62)
Net income attributable to Retail Opportunity Investments Corp.	—	—	—	32,014	—	—	32,014
Net income attributable to non-controlling interests	—	—	—	—	—	2,707	2,707
Other comprehensive loss	—	—	—	—	(4,680)	(673)	(5,353)
Balance at December 31, 2020	118,085,155	$ 12	$ 1,497,662	$ (289,309)	$ (8,812)	$ 91,606	$ 1,291,159
Shares issued under the Equity Incentive Plan	535,819	—	428	—	—	—	428
Shares withheld for employee taxes	(142,247)	—	(1,905)	—	—	—	(1,905)
Cancellation of restricted stock	(5,482)	—	—	—	—	—	—
Stock based compensation expense	—	—	9,735	—	—	1,295	11,030
Redemption of OP Units	423,986	—	6,858	—	—	(6,858)	—
Adjustment to non-controlling interests ownership in Operating Partnership	—	—	(3,625)	—	—	3,625	—
Proceeds from the issuance of common stock	3,788,035	—	69,602	—	—	—	69,602
Registration expenditures	—	—	(918)	—	—	—	(918)
Cash dividends ($0.51 per share)	—	—	—	(61,717)	—	(4,395)	(66,112)
Dividends payable to officers	—	—	—	(283)	—	(118)	(401)
Net income attributable to Retail Opportunity Investments Corp.	—	—	—	53,508	—	—	53,508
Net income attributable to non-controlling interests	—	—	—	—	—	3,852	3,852
Other comprehensive income	—	—	—	—	5,658	452	6,110
Balance at December 31, 2021	122,685,266	$ 12	$ 1,577,837	$ (297,801)	$ (3,154)	$ 89,459	$ 1,366,353
Shares issued under the Equity Incentive Plan	406,106	—	302	—	—	—	302
Shares withheld for employee taxes	(123,466)	—	(2,416)	—	—	—	(2,416)
Cancellation of restricted stock	(14,148)	—	—	—	—	—	—
Stock based compensation expense	—	—	11,949	—	—	—	11,949
Redemption of OP Units	296,840	—	5,071	—	—	(5,071)	—
Adjustment to non-controlling interests ownership in Operating Partnership	—	—	(5,017)	—	—	5,017	—
Proceeds from the issuance of common stock	1,288,213	—	25,199	—	—	—	25,199
Registration expenditures	—	—	(799)	—	—	—	(799)
Cash dividends ($0.56 per share)	—	—	—	(69,533)	—	(4,788)	(74,321)
Dividends payable to officers	—	—	—	(519)	—	—	(519)
Net income attributable to Retail Opportunity Investments Corp.	—	—	—	51,869	—	—	51,869
Net income attributable to non-controlling interests	—	—	—	—	—	3,591	3,591
Other comprehensive income	—	—	—	—	3,168	222	3,390
Balance at December 31, 2022	124,538,811	$ 12	$ 1,612,126	$ (315,984)	$ 14	$ 88,430	$ 1,384,598

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 55,460	$ 57,360	$ 34,721
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	97,494	92,929	97,731
Amortization of deferred financing costs and mortgage discounts and premiums, net	2,559	2,383	2,219
Straight-line rent adjustment	(2,715)	(959)	(1,079)
Amortization of above and below market rent	(11,947)	(8,795)	(17,654)
Amortization relating to stock based compensation	11,949	11,030	8,914
Provisions for tenant credit losses	2,034	2,779	11,035
Other noncash interest (income) expense	(57)	45	293
Gain on sale of real estate	(7,653)	(22,340)	—
Change in operating assets and liabilities:			
Tenant and other receivables	(1,976)	(1,039)	(23,120)
Prepaid expenses	(630)	(597)	(1,641)
Accounts payable and accrued expenses	1,242	5,072	(1,096)
Other assets and liabilities, net	3,263	(1,536)	(3,663)
Net cash provided by operating activities	149,023	136,332	106,660
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments in real estate	(120,639)	(125,490)	—
Proceeds from sale of real estate	34,435	68,003	—
Improvements to properties	(58,077)	(46,242)	(36,515)
Deposits on real estate acquisitions, net	(500)	—	—
Proceeds on repayment of mortgage note receivable	89	84	8,041
Net cash used in investing activities	(144,692)	(103,645)	(28,474)
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal repayments on mortgages	(24,133)	(716)	(577)
Proceeds from draws on credit facility	168,000	30,000	160,000
Payments on credit facility	(80,000)	(78,000)	(196,000)
Redemption of OP Units	—	—	(1,999)
Distributions to OP Unitholders	(6,628)	(2,857)	(2,187)
Deferred financing and other costs	—	—	(1,162)
Proceeds from the sale of common stock	25,199	69,602	—
Repurchase of common stock	—	—	(8,846)
Registration expenditures	(976)	(740)	(567)
Dividends paid to common stockholders	(91,583)	(39,772)	(23,398)
Common shares issued under the Equity Incentive Plan	302	428	—
Shares withheld for employee taxes	(2,416)	(1,905)	(2,272)
Net cash used in financing activities	(12,235)	(23,960)	(77,008)
Net (decrease) increase in cash, cash equivalents and restricted cash	(7,904)	8,727	1,178
Cash, cash equivalents and restricted cash at beginning of period	15,363	6,636	5,458
Cash, cash equivalents and restricted cash at end of period	$ 7,459	$ 15,363	$ 6,636

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash and cash equivalents	$ 5,598	$ 13,218	$ 4,822
Restricted cash	1,861	2,145	1,814
Total cash, cash equivalents and restricted cash shown in Statements of Cash Flows	$ 7,459	$ 15,363	$ 6,636

See accompanying notes to consolidated financial statements.

RETAIL OPPORTUNITY INVESTMENTS PARTNERSHIP, LP
Consolidated Balance Sheets
(In thousands)

	December 31, 2022	December 31, 2021
ASSETS		
Real Estate Investments:		
Land	$ 958,236	$ 915,861
Building and improvements	2,452,857	2,350,294
	3,411,093	3,266,155
Less: accumulated depreciation	578,593	510,836
	2,832,500	2,755,319
Mortgage note receivable	4,786	4,875
Real Estate Investments, net	2,837,286	2,760,194
Cash and cash equivalents	5,598	13,218
Restricted cash	1,861	2,145
Tenant and other receivables, net	57,546	55,787
Deposits	500	—
Acquired lease intangible assets, net	52,428	50,139
Prepaid expenses	5,957	5,337
Deferred charges, net	26,683	25,017
Other assets	16,420	17,007
Total assets	$ 3,004,279	$ 2,928,844
LIABILITIES AND CAPITAL		
Liabilities:		
Term loan	$ 299,253	$ 298,889
Credit facility	88,000	—
Senior Notes	946,849	945,231
Mortgage notes payable	60,917	85,354
Acquired lease intangible liabilities, net	152,117	136,608
Accounts payable and accrued expenses	22,885	48,598
Tenants' security deposits	7,701	7,231
Other liabilities	41,959	40,580
Total liabilities	1,619,681	1,562,491
Commitments and contingencies		
Capital:		
Partners' capital, unlimited partnership units authorized:		
ROIC capital	1,296,154	1,280,048
Limited partners' capital	88,429	89,680
Accumulated other comprehensive income (loss)	15	(3,375)
Total capital	1,384,598	1,366,353
Total liabilities and capital	$ 3,004,279	$ 2,928,844

See accompanying notes to consolidated financial statements.

RETAIL OPPORTUNITY INVESTMENTS PARTNERSHIP, LP
Consolidated Statements of Operations and Comprehensive Income
(In thousands)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenues						
Rental revenue	$	308,960	$	280,924	$	280,388
Other income		3,969		3,176		3,726
Total revenues		312,929		284,100		284,114
Operating expenses						
Property operating		51,057		44,439		41,050
Property taxes		34,651		33,663		33,288
Depreciation and amortization		97,494		92,929		97,731
General and administrative expenses		21,735		19,654		16,755
Other expense		960		860		843
Total operating expenses		205,897		191,545		189,667
Gain on sale of real estate		7,653		22,340		—
Operating income		114,685		114,895		94,447
Non-operating expenses						
Interest expense and other finance expenses		(59,225)		(57,535)		(59,726)
Net Income Attributable to Retail Opportunity Investments Partnership, LP	$	55,460	$	57,360	$	34,721
Earnings per unit - basic and diluted	$	0.42	$	0.44	$	0.27
Distributions per unit	$	0.56	$	0.51	$	0.20
Comprehensive income:						
Net income attributable to Retail Opportunity Investments Partnership, LP	$	55,460	$	57,360	$	34,721
Other comprehensive income (loss):						
Unrealized swap derivative gain (loss) arising during the period		1,104		216		(9,925)
Reclassification adjustment for amortization of interest expense included in net income		2,286		5,894		4,572
Other comprehensive income (loss):		3,390		6,110		(5,353)
Comprehensive income attributable to Retail Opportunity Investments Partnership, LP	$	58,850	$	63,470	$	29,368

See accompanying notes to consolidated financial statements.

RETAIL OPPORTUNITY INVESTMENTS PARTNERSHIP, LP
Consolidated Statements of Partners' Capital
(In thousands, except unit data)

	Limited Partner's Capital [1]		ROIC Capital [2]		Accumulated other comprehensive (loss) income	Capital
	Units	Amount	Units	Amount		
Balance at December 31, 2019	**11,051,090**	**$ 112,480**	**116,496,016**	**$ 1,183,480**	**$ (4,132)**	**$ 1,291,828**
OP Units issued under the Equity Incentive Plan	—	—	428,170	—	—	—
OP Units withheld for employee taxes	—	—	(128,614)	(2,272)	—	(2,272)
Cancellation of OP Units	—	—	(4,899)	—	—	—
Stock based compensation expense	—	816	—	8,098	—	8,914
Equity redemption of OP Units	(1,968,350)	(20,098)	1,968,350	20,098	—	—
Cash redemption of OP Units	(116,657)	(1,999)	—	—	—	(1,999)
Adjustment to non-controlling interests ownership in Operating Partnership	—	570	—	(570)	—	—
Repurchase of OP Units	—	—	(673,868)	(8,846)	—	(8,846)
Registration expenditures	—	—	—	(312)	—	(312)
Cash distributions ($0.20 per unit)	—	(2,187)	—	(23,273)	—	(25,460)
Distributions payable to officers	—	(10)	—	(52)	—	(62)
Net income attributable to Retail Opportunity Investments Partnership, LP	—	2,707	—	32,014	—	34,721
Other comprehensive loss	—	—	—	—	(5,353)	(5,353)
Balance at December 31, 2020	**8,966,083**	**$ 92,279**	**118,085,155**	**$ 1,208,365**	**$ (9,485)**	**$ 1,291,159**
OP Units issued under the Equity Incentive Plan	—	—	535,819	428	—	428
OP Units withheld for employee taxes	—	—	(142,247)	(1,905)	—	(1,905)
Cancellation of OP Units	—	—	(5,482)	—	—	—
Stock based compensation expense	—	1,295	—	9,735	—	11,030
Equity redemption of OP Units	(423,986)	(6,858)	423,986	6,858	—	—
Adjustment to non-controlling interests ownership in Operating Partnership	—	3,625	—	(3,625)	—	—
Issuance of OP Units in connection with sale of common stock	—	—	3,788,035	69,602	—	69,602
Registration expenditures	—	—	—	(918)	—	(918)
Cash distributions ($0.51 per unit)	—	(4,395)	—	(61,717)	—	(66,112)
Distributions payable to officers	—	(118)	—	(283)	—	(401)
Net income attributable to Retail Opportunity Investments Partnership, LP	—	3,852	—	53,508	—	57,360
Other comprehensive income	—	—	—	—	6,110	6,110
Balance at December 31, 2021	**8,542,097**	**$ 89,680**	**122,685,266**	**$ 1,280,048**	**$ (3,375)**	**$ 1,366,353**
OP Units issued under the Equity Incentive Plan	201,860	—	406,106	302	—	302
OP Units withheld for employee taxes	—	—	(123,466)	(2,416)	—	(2,416)
Cancellation of OP Units	—	—	(14,148)	—	—	—
Stock based compensation expense	—	—	—	11,949	—	11,949
Equity redemption of OP Units	(296,840)	(5,071)	296,840	5,071	—	—
Adjustment to non-controlling interests ownership in Operating Partnership	—	5,017	—	(5,017)	—	—
Issuance of OP Units in connection with sale of common stock	—	—	1,288,213	25,199	—	25,199
Registration expenditures	—	—	—	(799)	—	(799)
Cash distributions ($0.56 per unit)	—	(4,788)	—	(69,533)	—	(74,321)
Distributions payable to officers	—	—	—	(519)	—	(519)
Net income attributable to Retail Opportunity Investments Partnership, LP	—	3,591	—	51,869	—	55,460
Other comprehensive income	—	—	—	—	3,390	3,390
Balance at December 31, 2022	**8,447,117**	**$ 88,429**	**124,538,811**	**$ 1,296,154**	**$ 15**	**$ 1,384,598**

(1) Consists of limited partnership interests held by third parties.
(2) Consists of general and limited partnership interests held by ROIC.

See accompanying notes to consolidated financial statements.

RETAIL OPPORTUNITY INVESTMENTS PARTNERSHIP, LP
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 55,460	$ 57,360	$ 34,721
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	97,494	92,929	97,731
Amortization of deferred financing costs and mortgage discounts and premiums, net	2,559	2,383	2,219
Straight-line rent adjustment	(2,715)	(959)	(1,079)
Amortization of above and below market rent	(11,947)	(8,795)	(17,654)
Amortization relating to stock based compensation	11,949	11,030	8,914
Provisions for tenant credit losses	2,034	2,779	11,035
Other noncash interest (income) expense	(57)	45	293
Gain on sale of real estate	(7,653)	(22,340)	—
Change in operating assets and liabilities:			
Tenant and other receivables	(1,976)	(1,039)	(23,120)
Prepaid expenses	(630)	(597)	(1,641)
Accounts payable and accrued expenses	1,242	5,072	(1,096)
Other assets and liabilities, net	3,263	(1,536)	(3,663)
Net cash provided by operating activities	149,023	136,332	106,660
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments in real estate	(120,639)	(125,490)	—
Proceeds from sale of real estate	34,435	68,003	—
Improvements to properties	(58,077)	(46,242)	(36,515)
Deposits on real estate acquisitions, net	(500)	—	—
Proceeds on repayment of mortgage note receivable	89	84	8,041
Net cash used in investing activities	(144,692)	(103,645)	(28,474)
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal repayments on mortgages	(24,133)	(716)	(577)
Proceeds from draws on credit facility	168,000	30,000	160,000
Payments on credit facility	(80,000)	(78,000)	(196,000)
Redemption of OP Units	—	—	(1,999)
Deferred financing and other costs	—	—	(1,162)
Proceeds from the issuance of OP Units in connection with issuance of common stock	25,199	69,602	—
Repurchase of OP Units	—	—	(8,846)
Registration expenditures	(976)	(740)	(567)
Distributions to OP Unitholders	(98,211)	(42,629)	(25,585)
Issuance of OP Units under the Equity Incentive Plan	302	428	—
OP Units withheld for employee taxes	(2,416)	(1,905)	(2,272)
Net cash used in financing activities	(12,235)	(23,960)	(77,008)
Net (decrease) increase in cash, cash equivalents and restricted cash	(7,904)	8,727	1,178
Cash, cash equivalents and restricted cash at beginning of period	15,363	6,636	5,458
Cash, cash equivalents and restricted cash at end of period	$ 7,459	$ 15,363	$ 6,636

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	Year Ended December 31,		
	2022	2021	2020
Cash and cash equivalents	$ 5,598	$ 13,218	$ 4,822
Restricted cash	1,861	2,145	1,814
Total cash, cash equivalents and restricted cash shown in Statements of Cash Flows	$ 7,459	$ 15,363	$ 6,636

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Business

Retail Opportunity Investments Corp., a Maryland corporation ("ROIC"), is a fully integrated and self-managed real estate investment trust ("REIT"). ROIC specializes in the acquisition, ownership and management of necessity-based community and neighborhood shopping centers on the west coast of the United States, anchored by supermarkets and drugstores.

ROIC is organized in a traditional umbrella partnership real estate investment trust ("UpREIT") format pursuant to which Retail Opportunity Investments GP, LLC, its wholly-owned subsidiary, serves as the general partner of, and ROIC conducts substantially all of its business through, its operating partnership subsidiary, Retail Opportunity Investments Partnership, LP, a Delaware limited partnership (the "Operating Partnership"), together with its subsidiaries. Unless otherwise indicated or unless the context requires otherwise, all references to the "Company", "we," "us," "our," or "our company" refer to ROIC together with its consolidated subsidiaries, including the Operating Partnership.

ROIC's only material asset is its ownership of direct or indirect partnership interests in the Operating Partnership and membership interest in Retail Opportunity Investments GP, LLC, which is the sole general partner of the Operating Partnership. As a result, ROIC does not conduct business itself, other than acting as the parent company and issuing equity from time to time. The Operating Partnership holds substantially all the assets of the Company and directly or indirectly holds the ownership interests in the Company's real estate ventures. The Operating Partnership conducts the operations of the Company's business and is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by ROIC, which are contributed to the Operating Partnership, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, by the Operating Partnership's incurrence of indebtedness (directly and through subsidiaries) or through the issuance of operating partnership units ("OP Units") of the Operating Partnership.

Recent Accounting Pronouncements

In March 2020, the FASB issued Accounting Standard Update ("ASU") No. 2020-04 "Reference Rate Reform (Topic 848)." ASU No. 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU No. 2020-04 is optional and may be elected over time as reference rate reform activities occur. During the quarter ended March 31, 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

In December 2022, the FASB issued ASU No. 2022-06 "Deferral of the Sunset Date of Topic 848" which was issued to defer the sunset date of Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform to December 31, 2024. ASU No. 2022-06 is effective immediately for all companies. ASU No. 2022-06 had no impact on the Company's consolidated financial statements for the year ended December 31, 2022.

Principles of Consolidation

The accompanying consolidated financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, the consolidated financial statements include all adjustments necessary, which are of a normal and recurring nature, for the fair presentation of the Company's financial position and the results of operations and cash flows for the periods presented.

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, which are wholly-owned or controlled by the Company. Entities which the Company does not control through its voting interest and entities which are variable interest entities ("VIEs"), but where it is not the primary beneficiary, are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated.

The Company follows the FASB guidance for determining whether an entity is a VIE and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The Company has concluded that the Operating Partnership is a VIE, and because they have both the power and the rights to control the Operating Partnership, they are the primary beneficiary and are required to continue to consolidate the Operating Partnership.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the consolidated balance sheets and modify the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities, the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods covered by the financial statements. The most significant assumptions and estimates relate to the recoverability of assets to be held and used, purchase price allocations, depreciable lives, revenue recognition and the collectability of tenant receivables, other receivables, notes receivables, and the valuation of performance-based restricted stock, LTIP Units (as defined below), and derivatives. Actual results could differ from these estimates.

Federal Income Taxes

The Company has elected to qualify as a REIT under Sections 856-860 of the Internal Revenue Code (the "Code"). Under those sections, a REIT that, among other things, distributes at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) and meets certain other qualifications prescribed by the Code, will not be taxed on that portion of its taxable income that is distributed.

Although it may qualify as a REIT for U.S. federal income tax purposes, the Company is subject to state income or franchise taxes in certain states in which some of its properties are located. For all periods from inception through September 26, 2013 the Operating Partnership had been an entity disregarded from its sole owner, ROIC, for U.S. federal income tax purposes and as such had not been subject to U.S. federal income taxes. Effective September 27, 2013, the Operating Partnership issued OP Units in connection with the acquisitions of two shopping centers. Accordingly, the Operating Partnership ceased being a disregarded entity and instead is being treated as a partnership for U.S. federal income tax purposes.

The Company follows the FASB guidance that defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company records interest and penalties relating to unrecognized tax benefits, if any, as interest expense. As of December 31, 2022, the statute of limitations for the tax years 2018 through and including 2021 remain open for examination by the Internal Revenue Service ("IRS") and state taxing authorities.

ROIC intends to make regular quarterly distributions to holders of its common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. ROIC intends to pay regular quarterly dividends to stockholders in an amount not less than its net taxable income, if and to the extent authorized by its board of directors. Before ROIC pays any dividend, whether for U.S. federal income tax purposes or otherwise, it must first meet both its operating requirements and its debt service on debt. If ROIC's cash available for distribution is less than its net taxable income, it could be required to sell assets or borrow funds to make cash distributions or it may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. The Company intends to continue to operate its business in a manner that will allow it to qualify as a REIT, including maintaining compliance with taxable income distribution requirements.

The following table sets forth the dividends declared per share of ROIC's common stock and the tax status for U.S. federal income tax purposes of such dividends declared during the year ended December 31, 2022.

Record Date	Payable Date	Total Distribution per Share	Ordinary Income per Share	Section 199A Dividends [1]
3/18/2022	4/8/2022	$0.1300	$0.1300	$0.1300
6/17/2022	7/8/2022	$0.1300	$0.1300	$0.1300
9/16/2022	10/7/2022	$0.1500	$0.1500	$0.1500
12/15/2022	12/29/2022	$0.1500	$0.1500	$0.1500

_____

(1) Represents dividends eligible for the 20% qualified business income deduction under Section 199A, and is included in "Ordinary Income per Share"

Real Estate Investments

All costs related to the improvement or replacement of real estate properties are capitalized. Additions, renovations and improvements that enhance and/or extend the useful life of a property are also capitalized. Expenditures for ordinary maintenance, repairs and improvements that do not materially prolong the normal useful life of an asset are charged to operations as incurred. During the years ended December 31, 2022 and 2021, capitalized costs related to the improvement or replacement of real estate properties were approximately $55.1 million and $48.6 million, respectively.

The Company evaluates each acquisition of real estate to determine if the acquired property meets the definition of a business and needs to be accounted for as a business combination. The Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If this threshold is met, the acquired property does not meet the definition of a business and is accounted for as an asset acquisition. The Company expects that acquisitions of real estate properties will not meet the revised definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets).

The Company recognizes the acquisition of real estate properties, including acquired tangible assets (consisting of land, buildings and improvements), and acquired intangible assets and liabilities (consisting of above-market and below-market leases and acquired in-place leases) at their fair value (for acquisitions meeting the definition of a business) and relative fair value (for acquisitions not meeting the definition of a business). The relative fair values used to allocate the cost of an asset acquisition are determined using the same methodologies and assumptions the Company utilizes to determine fair value in a business combination.

Acquired lease intangible assets include above-market leases and acquired in-place leases, and acquired lease intangible liabilities represent below-market leases, in the accompanying consolidated balance sheets. The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, which value is then allocated to land, buildings and improvements based on management's determination of the relative fair values of these assets. In valuing an acquired property's intangibles, factors considered by management include an estimate of carrying costs during the expected lease-up periods, and estimates of lost rental revenue during the expected lease-up periods based on management's evaluation of current market demand. Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Leasing commissions, legal and other related costs ("lease origination costs") are classified as Deferred charges in the accompanying consolidated balance sheets.

The value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates, over (ii) the estimated fair value of the property as if it were vacant. Above-market and below-market lease values are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received and management's estimate of market lease rates, measured over the terms of the respective leases that management deemed appropriate at the time of acquisition. Such valuations include a consideration of the non-cancellable terms of the respective leases as well as any applicable renewal periods. The fair values associated with below-market rental renewal options are determined based on the Company's experience and the relevant facts and circumstances that existed at the time of the acquisitions. The value of the above-market and below-market leases is amortized to base rental income, over the terms of the respective leases including option periods, if applicable. The value of in-place leases is amortized to expense over the remaining non-cancellable terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be recognized in operations at that time.

The Company expenses transaction costs associated with business combinations and unsuccessful property asset acquisitions in the period incurred and capitalizes transaction costs associated with successful property asset acquisitions. In conjunction with the Company's pursuit and acquisition of real estate investments, the Company did not expense any acquisition transaction costs during the years ended December 31, 2022, 2021 or 2020.

Sales of real estate are recognized only when it is determined that the Company will collect substantially all of the consideration to which it is entitled, possession and other attributes of ownership have been transferred to the buyer and the Company has no controlling financial interest. The application of these criteria can be complex and requires the Company to make assumptions. Management has determined that all of these criteria were met for all real estate sold during the periods presented.

Asset Impairment

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value. Management does not believe that the value of any of the Company's real estate investments was impaired at December 31, 2022 or December 31, 2021.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed the federally insured limit by the Federal Deposit Insurance Corporation. The Company has not experienced any losses related to these balances.

Restricted Cash

The terms of the Company's mortgage loans payable may require the Company to deposit certain replacement and other reserves with its lenders. Such "restricted cash" is generally available only for property-level requirements for which the reserves have been established and is not available to fund other property-level or Company-level obligations.

Revenue Recognition

Management has determined that all of the Company's leases with its various tenants are operating leases. Rental income is generally recognized based on the terms of leases entered into with tenants. In those instances in which the Company funds tenant improvements and the improvements are deemed to be owned by the Company, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition and lease incentive amortization when possession or control of the space is turned over to the tenant for tenant work to begin. Minimum rental income from leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Percentage rent is recognized when a specific tenant's sales breakpoint is achieved. Each lease agreement is evaluated to identify the lease and nonlease components at lease inception. The Company combines lease and non-lease components into a single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and the combined single lease component would be classified as an operating lease. As a result of this assessment, rental revenues and tenant recoveries from the lease of real estate assets are accounted for as a single component. Lease incentives are amortized as a reduction of rental revenue over the respective tenant lease terms.

Termination fees (included in Other income in the consolidated statements of operations and comprehensive income) are fees that the Company has agreed to accept in consideration for permitting certain tenants to terminate their lease prior to the contractual expiration date. The Company recognizes termination fees when the following conditions are met: (a) the termination agreement is executed; (b) the termination fee is determinable; (c) all landlord services pursuant to the terminated lease have been rendered; and (d) collectability of substantially all of the termination fee is probable. Interest income is recognized as it is earned. Gains or losses on disposition of properties are recorded when the criteria for recognizing such gains or losses have been met.

The Company must make estimates as to the collectability of its accounts receivable related to base rent, straight-line rent, expense reimbursements and other revenues. Management analyzes accounts receivable by considering tenant creditworthiness, current economic trends, including the impact of the COVID-19 pandemic on tenants' businesses, and changes in tenants' payment patterns when evaluating the adequacy of the allowance for doubtful accounts receivable. The Company also provides an allowance for future credit losses of the deferred straight-line rents receivable. The allowance for doubtful accounts at December 31, 2022 and December 31, 2021 was approximately $15.7 million and $18.4 million, respectively.

Certain of the Company's tenants experienced economic difficulties as a result of the COVID-19 pandemic and sought future rent relief, which was provided in the form of rent deferrals and rent abatements. Under ASC 842, "Leases," subsequent changes to lease payments that are not stipulated in the original lease contract are generally accounted for as lease modifications. Due to the number of lease contracts that would require analysis to determine, on a lease by lease basis, whether such a concession is required to be accounted for as a lease modification, the FASB staff provided clarity as to an acceptable approach to accounting for lease concessions related to the effects of the COVID-19 pandemic. The FASB staff provided guidance that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under ASC 842 as though enforceable rights and obligations for those concessions existed in the existing lease contract, as long as the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee, thereby not requiring entities to apply lease modification guidance to those contracts. The Company elected to not account for such COVID-19 concessions as lease modifications. Since the onset of the COVID-19 pandemic, the Company entered into lease concessions that deferred approximately $10.9 million of contractual amounts billed. As of December 31, 2022, approximately $9.5 million of such deferral amounts have been rebilled in accordance with the underlying agreements, of which approximately $8.5 million, or approximately 89.7% has been collected. The Company evaluated rent relief requests on a case-by-case basis and not all tenant requests resulted in concession agreements, nor did the Company forego its contractual rights under its lease agreements.

Depreciation and Amortization

The Company uses the straight-line method for depreciation and amortization. Buildings are depreciated over estimated useful lives which the Company estimates to be 39 to 40 years. Property improvements are depreciated over estimated useful lives that range from 10 to 20 years. Furniture and fixtures are depreciated over estimated useful lives that range from 3 to 10 years. Tenant improvements are amortized over the shorter of the life of the related leases or their useful life.

Deferred Leasing and Financing Costs

Costs incurred in obtaining tenant leases (principally leasing commissions and acquired lease origination costs) are amortized ratably over the life of the tenant leases. Costs incurred in obtaining long-term financing are amortized ratably over the related debt agreement. The amortization of deferred leasing and financing costs is included in Depreciation and amortization and Interest expense and other finance expenses, respectively, in the consolidated statements of operations and comprehensive income.

The unamortized balances of deferred leasing costs included in deferred charges in the Consolidated Balance Sheets as of December 31, 2022 that will be charged to future operations are as follows (in thousands):

	Lease Origination Costs
2023	$ 4,679
2024	3,758
2025	3,191
2026	2,599
2027	2,173
Thereafter	9,283
	$ 25,683

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and tenant receivables. The Company places its cash and cash equivalents in excess of insured amounts with high quality financial institutions. The Company performs ongoing credit evaluations of its tenants and requires tenants to provide security deposits.

Earnings Per Share

Basic earnings per share ("EPS") excludes the impact of dilutive shares and is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue shares of common stock were exercised or converted into shares of common stock and then shared in the earnings of the Company.

For the years ended December 31, 2022, 2021 and 2020, basic EPS was determined by dividing net income allocable to common stockholders for the applicable period by the weighted average number of shares of common stock outstanding during such period. Net income during the applicable period is also allocated to the time-based unvested restricted stock as these grants are entitled to receive non-forfeitable dividends and are therefore considered a participating security. Time-based unvested restricted stock is not allocated net losses and/or any excess of dividends declared over net income; such amounts are allocated entirely to the common stockholders other than the holders of time-based unvested restricted stock. The performance-based restricted stock awards and LTIP Units (defined below) outstanding under the Equity Incentive Plan described in Note 8 are excluded from the basic EPS calculation, as these units are not participating securities until they vest.

The following table sets forth the reconciliation between basic and diluted EPS for ROIC (in thousands, except share data):

	Year Ended December 31,		
	2022	**2021**	**2020**
Numerator:			
Net income	$ 55,460	$ 57,360	$ 34,721
Less income attributable to non-controlling interests	(3,591)	(3,852)	(2,707)
Less earnings allocated to participating securities	(378)	(355)	(127)
Net income available for common stockholders, basic	$ 51,491	$ 53,153	$ 31,887
Numerator:			
Net income	$ 55,460	$ 57,360	$ 34,721
Less earnings allocated to participating securities	(378)	(355)	(127)
Net income available for common stockholders, diluted	$ 55,082	$ 57,005	$ 34,594
Denominator:			
Denominator for basic EPS – weighted average common equivalent shares	123,394,745	119,544,749	116,731,930
OP Units	8,566,343	8,650,485	9,785,334
Performance-based restricted stock awards and LTIP Units	323,027	250,585	106,434
Stock options	820	8,079	3,299
Denominator for diluted EPS – weighted average common equivalent shares	132,284,935	128,453,898	126,626,997

Earnings Per Unit

The following table sets forth the reconciliation between basic and diluted earnings per unit for the Operating Partnership (in thousands, except unit data):

	Year Ended December 31,		
	2022	2021	2020
Numerator:			
Net income	$ 55,460	$ 57,360	$ 34,721
Less earnings allocated to participating securities	(378)	(355)	(127)
Net income available to unitholders, basic and diluted	$ 55,082	$ 57,005	$ 34,594
Denominator:			
Denominator for basic earnings per unit – weighted average common equivalent units	131,961,088	128,195,234	126,517,264
Performance-based restricted stock awards and LTIP Units	323,027	250,585	106,434
Stock options	820	8,079	3,299
Denominator for diluted earnings per unit – weighted average common equivalent units	132,284,935	128,453,898	126,626,997

Stock-Based Compensation

The Company has a stock-based employee compensation plan, which is more fully described in Note 8.

The Company accounts for its stock-based compensation plan based on the FASB guidance which requires that compensation expense be recognized based on the fair value of the stock awards less forfeitures. Restricted stock grants vest based upon the completion of a service period ("time-based restricted stock grants") and/or the Company meeting certain pre-established operational performance goals and market-indexed financial performance criteria ("performance-based restricted stock grants"). Time-based restricted stock grants are valued according to the market price for the Company's common stock at the date of grant. For performance-based restricted stock grants subject to market-indexed performance criteria, a Monte Carlo valuation model is used, taking into account the underlying contingency risks associated with the performance criteria. All other performance-based restricted stock grants are valued according to the market price of the Company's common stock at the date of grant. It is the Company's policy to grant options with an exercise price equal to the quoted closing market price of stock on the grant date.

The Company has made certain separate awards in the form of units of limited partnership interests in its Operating Partnership called LTIP Units ("LTIP Units"). The LTIP Units are subject to such conditions and restrictions as the compensation committee may determine, including continued employment or service, achievement of pre-established operational performance goals and market-indexed performance criteria. For the LTIP Units subject to market-indexed performance criteria (the "marked-indexed LTIP Units"), a Monte Carlo valuation model is used, taking into account the underlying contingency risks associated with the performance criteria. All other LTIP Units (the "operational LTIP Units") are valued according to the market price of the Company's common stock at the date of grant.

Awards of stock options, time-based restricted stock grants, performance-based restricted stock subject to operational performance goals, and operational LTIP Units are expensed as compensation on a straight-line basis over the requisite service period. Awards of performance-based restricted stock subject to market-indexed performance criteria and market-indexed LTIP Units are expensed as compensation under the accelerated attribution method and are recognized in income regardless of the results of the performance criteria.

Derivatives

The Company records all derivatives on the balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged forecasted transactions in a cash flow hedge. When the Company terminates a derivative for which cash flow hedging was being applied, the balance, which was recorded in Other comprehensive income, is amortized to interest expense over the remaining contractual term of the derivative as long as the hedged forecasted transactions continue to be probable of occurring. The Company includes cash payments made to terminate interest rate derivatives as an operating activity on the statement of cash flows, given the nature of the underlying cash flows that the derivative was hedging.

Segment Reporting

The Company's primary business is the ownership, management, and redevelopment of retail real estate properties. The Company reviews operating and financial information for each property on an individual basis and therefore, each property represents an individual operating segment. The Company evaluates financial performance using property operating income, defined as operating revenues (rental revenue and other income), less property and related expenses (property operating expenses and property taxes). The Company has aggregated the properties into one reportable segment as the properties share similar long-term economic characteristics and have other similarities including the fact that they are operated using consistent business strategies, are typically located in major metropolitan areas, and have similar tenant mixes.

Consolidated Statements of Cash Flows - Supplemental Disclosures

The following tables provides supplemental disclosures related to the consolidated statements of cash flows (in thousands):

	Year Ended December 31,					
		2022		2021		2020
Supplemental disclosure of cash activities:						
Cash paid on gross receipts and income for federal and state purposes	$	386	$	292	$	324
Interest paid	$	56,642	$	55,104	$	57,276
Other non-cash investing and financing activities increase (decrease):						
Intangible lease liabilities	$	30,981	$	21,563	$	—
Interest rate swap liabilities	$	(3,447)	$	(6,064)	$	5,646
Accrued real estate improvement costs	$	3,670	$	7,122	$	5,346
Equity redemption of OP Units	$	5,071	$	6,858	$	20,098
Dividends and distributions payable	$	849	$	24,219	$	336

2. Real Estate Investments

The following real estate investment transactions occurred during the years ended December 31, 2022 and December 31, 2021.

The Company evaluated the following acquisitions and determined that substantially all of the fair value related to each of the acquisitions was concentrated in single identifiable assets. The Company allocated the total consideration for the acquisitions to the individual assets and liabilities acquired on a relative fair value basis. All transaction costs incurred in the acquisitions were capitalized.

Property Asset Acquisitions in 2022

On April 1, 2022, the Company acquired the property known as Olympia Square North, located in Olympia, Washington, within the Seattle metropolitan area, for an adjusted purchase price of approximately $18.4 million. Olympia Square North is approximately 90,000 square feet and is anchored by Albertsons Supermarket. The property was acquired with cash on hand and borrowings under the credit facility.

On April 1, 2022, the Company acquired the property known as Powell Valley Junction, located in Gresham, Oregon, within the Portland metropolitan area, for an adjusted purchase price of approximately $17.7 million. Powell Valley Junction is approximately 109,000 square feet and is anchored by Walmart Neighborhood Market. The property was acquired with cash on hand and borrowings under the credit facility.

On May 17, 2022, the Company acquired the property known as Village Oaks Shopping Center, located in Martinez, California, within the San Francisco metropolitan area, for an adjusted purchase price of approximately $24.1 million. Village Oaks Shopping Center is approximately 80,000 square feet and is anchored by Save Mart (Lucky California) Supermarket. The property was acquired with cash on hand and borrowings under the credit facility.

On August 19, 2022, the Company acquired two properties known as Ballinger Village, located in Shoreline, Washington, within the Seattle metropolitan area, and Thomas Lake Shopping Center located in Mill Creek, Washington, within the Seattle metropolitan area, for an adjusted purchase price of approximately $29.3 million and $31.1 million, respectively. Ballinger Village is approximately 111,000 square feet and is anchored by Thriftway Supermarket and Rite Aid Pharmacy. Thomas Lake Shopping Center is approximately 111,000 square feet and is anchored by Albertsons Supermarket and Rite Aid Pharmacy. These properties were acquired by the Company using proceeds from the sale of one of its shopping centers, discussed below, as well as cash on hand and borrowings under the credit facility.

Property Asset Acquisitions in 2021

During the year ended December 31, 2021, the Company acquired four properties with a total of approximately 449,000 square feet as well as a single tenant parcel contiguous to one of its existing shopping centers for a total adjusted purchase price of approximately $125.5 million.

The financial information set forth below summarizes the Company's purchase price allocation for property assets acquired during the years ended December 31, 2022 and December 31, 2021 (in thousands):

	December 31, 2022	December 31, 2021
Assets		
Land	$ 51,150	$ 48,272
Building and improvements	86,263	85,125
Acquired lease intangible asset	8,745	9,240
Deferred charges	5,462	4,416
Assets acquired	$ 151,620	$ 147,053
Liabilities		
Acquired lease intangible liability	30,981	21,563
Liabilities assumed	$ 30,981	$ 21,563

The following table summarizes the operating results included in the Company's historical consolidated statement of operations for the year ended December 31, 2022, for property assets acquired during the year ended December 31, 2022 (in thousands):

	Year Ended December 31, 2022
Statement of operations:	
Revenues	$ 6,450
Net income attributable to Retail Opportunity Investments Corp.	$ 2,261

The following table summarizes the operating results included in the Company's historical consolidated statement of operations for the year ended December 31, 2021, for property assets acquired during the year ended December 31, 2021 (in thousands):

	Year Ended December 31, 2021
Statement of operations:	
Revenues	$ 2,211
Net income attributable to Retail Opportunity Investments Corp.	$ 587

Property Dispositions in 2022

On August 19, 2022, in connection with the acquisitions of Ballinger Village and Thomas Lake Shopping Center discussed above, the Company sold Aurora Square, a shopping center located in Shoreline, Washington. The sales price of $36.2 million, less costs to sell, resulted in net proceeds of approximately $34.4 million. The Company recorded a gain on sale of real estate of approximately $7.7 million during the year ended December 31, 2022 related to this property disposition.

Property Dispositions in 2021

During the year ended December 31, 2021, the Company sold three properties. The total sales price of approximately $69.7 million, less costs to sell, resulted in net proceeds of approximately $68.0 million. The Company recorded gains on sale of real estate of approximately $22.3 million during the year ended December 31, 2021 related to these property dispositions.

Any reference to square footage or occupancy is unaudited and outside the scope of the Company's independent registered public accounting firm's audit of the Company's financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board.

3. Acquired Lease Intangibles

Intangible assets and liabilities as of December 31, 2022 and December 31, 2021 consisted of the following (in thousands):

		December 31,		
		2022		2021
Assets:				
In-place leases	$	70,133	$	67,644
Accumulated amortization		(27,405)		(27,764)
Above-market leases		21,307		21,632
Accumulated amortization		(11,607)		(11,373)
Acquired lease intangible assets, net	$	52,428	$	50,139
Liabilities:				
Below-market leases	$	205,421	$	188,607
Accumulated amortization		(53,304)		(51,999)
Acquired lease intangible liabilities, net	$	152,117	$	136,608

For the years ended December 31, 2022, 2021 and 2020, the net amortization of acquired lease intangible assets and acquired lease intangible liabilities for above- and below-market leases was $11.9 million, $8.8 million and $17.7 million, respectively, which amounts are included in Rental revenue in the accompanying consolidated statements of operations and comprehensive income. For the years ended December 31, 2022, 2021 and 2020, the amortization of in-place leases was $5.9 million, $4.8 million and $7.7 million, respectively, which amounts are included in Depreciation and amortization in the accompanying consolidated statements of operations and comprehensive income.

The scheduled future amortization of acquired lease intangible assets as of December 31, 2022 is as follows (in thousands):

Year Ending December 31:		
2023	$	7,086
2024		5,827
2025		4,969
2026		4,084
2027		3,430
Thereafter		27,032
Total future amortization of acquired lease intangible assets	$	52,428

The scheduled future amortization of acquired lease intangible liabilities as of December 31, 2022 is as follows (in thousands):

Year Ending December 31:		
2023	$	12,144
2024		11,741
2025		11,036
2026		10,168
2027		9,531
Thereafter		97,497
Total future amortization of acquired lease intangible liabilities	$	152,117

4. Tenant Leases

Space in the Company's shopping centers is leased to various tenants under operating leases that usually grant tenants renewal options and generally provide for additional rents based on certain operating expenses as well as tenants' sales volume.

Future minimum rents to be received under non-cancellable leases as of December 31, 2022 are summarized as follows (in thousands):

Year Ending December 31:		
2023	$	215,035
2024		188,185
2025		160,405
2026		132,296
2027		103,100
Thereafter		373,243
Total minimum lease payments	$	1,172,264

5. Mortgage Notes Payable, Credit Facilities and Senior Notes

ROIC does not hold any indebtedness. All debt is held directly or indirectly by the Operating Partnership; however, ROIC has guaranteed the Operating Partnership's unsecured term loan, unsecured revolving credit facility, carve-out guarantees on property-level debt, and the Senior Notes. Costs incurred in obtaining long-term financing are amortized ratably over the related debt agreement. The amortization of deferred financing costs is included in Interest expense and other finance expenses in the consolidated statements of operations and comprehensive income.

On March 1, 2022, the Company repaid in full the mortgage note related to Casitas Plaza Shopping Center for a total of approximately $6.6 million, without penalty, in accordance with the prepayment provisions of the note. Additionally, on March 31, 2022, the Company repaid in full the mortgage note related to Riverstone Marketplace for a total of approximately $16.7 million without penalty, in accordance with the prepayment provisions of the note.

Mortgage Notes Payable

The mortgage notes payable collateralized by respective properties and assignment of leases at December 31, 2022 and December 31, 2021, respectively, were as follows (in thousands, except interest rates):

Property	Maturity Date	Interest Rate	December 31, 2022	December 31, 2021
Casitas Plaza Shopping Center	June 2022	5.320 %	$ —	$ 6,660
Riverstone Marketplace	July 2022	4.960 %	—	16,811
Fullerton Crossroads	April 2024	4.728 %	26,000	26,000
Diamond Hills Plaza	October 2025	3.550 %	34,731	35,393
			60,731	84,864
Unamortized mortgage premiums			288	632
Net unamortized deferred financing costs			(102)	(142)
Total mortgage notes payable			$ 60,917	$ 85,354

The combined aggregate principal maturities of mortgage notes payable during the next five years and thereafter are as follows (in thousands):

	Principal Repayments	Scheduled Amortization	Mortgage Premium	Total
2023	$ —	$ 686	$ 216	$ 902
2024	26,000	708	72	26,780
2025	32,787	550	—	33,337
Thereafter	—	—	—	—
Total	$ 58,787	$ 1,944	$ 288	$ 61,019

Term Loan and Credit Facility

The carrying values of the Company's unsecured term loan (the "term loan") were as follows (in thousands):

	December 31, 2022	December 31, 2021
Term loan	$ 300,000	$ 300,000
Net unamortized deferred financing costs	(747)	(1,111)
Term loan	$ 299,253	$ 298,889

The Operating Partnership has an unsecured term loan (the "term loan") with several banks under which the lenders agreed to provide a $300.0 million unsecured term loan facility. Effective December 20, 2019, the Operating Partnership entered into the First Amendment to First Amended and Restated Term Loan Agreement (as amended, the "Term Loan Agreement") pursuant to which the maturity date of the term loan was extended from September 8, 2022 to January 20, 2025, without further options for extension. The Term Loan Agreement also provides that the Operating Partnership may from time to time request increased aggregate commitments of $200.0 million under certain conditions set forth in the Term Loan Agreement, including the consent of the lenders for the additional commitments. Borrowings under the Term Loan Agreement accrue interest on the outstanding principal amount at a rate equal to an applicable rate based on the credit rating level of the Company, plus, as applicable, (i) a LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for the relevant period (the "Eurodollar Rate"), or (ii) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the rate of interest announced by KeyBank National Association as its "prime rate," and (c) the Eurodollar Rate plus 1.00%.

The Operating Partnership has an unsecured revolving credit facility (the "credit facility") with several banks. Effective December 20, 2019, the Operating Partnership entered into the First Amendment to Second Amended and Restated Credit Agreement (as amended, the "Credit Facility Agreement") pursuant to which the borrowing capacity under the credit facility is $600.0 million and the maturity date of the credit facility was extended from September 8, 2021 to February 20, 2024, with two six-month extension options, which may be exercised by the Operating Partnership upon satisfaction of certain conditions including the payment of extension fees. Additionally, the Credit Facility Agreement contains an accordion feature, which allows the Operating Partnership to increase the borrowing capacity under the credit facility up to an aggregate of $1.2 billion, subject to lender consents and other conditions. Borrowings under the Credit Facility Agreement accrue interest on the outstanding principal amount at a rate equal to an applicable rate based on the credit rating level of the Company, plus, as applicable, (i) the Eurodollar Rate, or (ii) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the rate of interest announced by KeyBank National Association as its "prime rate," and (c) the Eurodollar Rate plus 0.90%. Additionally, the Operating Partnership is obligated to pay a facility fee at a rate based on the credit rating level of the Company, currently 0.20%, and a fronting fee at a rate of 0.125% per year with respect to each letter of credit issued under the Credit Facility Agreement, of which the Operating Partnership had none outstanding as of December 31, 2022. The Company has investment grade credit ratings from Moody's Investors Service (Baa2), S&P Global Ratings (BBB-) and Fitch Ratings (BBB).

As of December 31, 2022, $88.0 million was outstanding under the credit facility, compared to no borrowings outstanding as of December 31, 2021. The net unamortized deferred financing costs, which are included in Deferred charges, net in the accompanying consolidated balance sheets, were approximately $1.0 million as of December 31, 2022 compared to approximately $1.9 million as of December 31, 2021.

The weighted average interest rate on the term loan during the year ended December 31, 2022 was 2.7%. As discussed in Note 11 of the accompanying financial statements below, the Company has historically used interest rate swaps to help manage its interest rate risk. The Company's four interest rate swaps matured effective August 31, 2022, and accordingly the interest rate on the term loan was no longer effectively fixed and outstanding borrowings under the term loan became subject to a variable interest rate, as detailed above, effective September 1, 2022. The weighted average interest rate on the credit facility during the year ended December 31, 2022 was 3.1%. The Company had no available borrowings under the term loan at December 31, 2022. The Company had $512.0 million available to borrow under the credit facility at December 31, 2022.

Senior Notes Due 2027

The carrying value of the Company's unsecured Senior Notes Due 2027 is as follows (in thousands):

	December 31,	
	2022	**2021**
Principal amount	$ 250,000	$ 250,000
Net unamortized deferred financing costs	(874)	(1,050)
Senior Notes Due 2027	$ 249,126	$ 248,950

On November 10, 2017, the Operating Partnership entered into a Note Purchase Agreement which provided for the issuance of $250.0 million principal amount of 4.19% Senior Notes Due 2027 (the "Senior Notes Due 2027") in a private placement effective December 15, 2017. The Senior Notes Due 2027 pay interest on June 15 and December 15 of each year, commencing on June 15, 2018, and mature on December 15, 2027, unless prepaid earlier by the Operating Partnership. The Operating Partnership's performance of the obligations under the Note Purchase Agreement, including the payment of any outstanding indebtedness thereunder, are guaranteed, jointly and severally, by ROIC.

Senior Notes Due 2026

The carrying value of the Company's unsecured Senior Notes Due 2026 is as follows (in thousands):

| | December 31, | | | |
	2022		2021	
Principal amount	$	200,000	$	200,000
Net unamortized deferred financing costs		(289)		(366)
Senior Notes Due 2026	$	199,711	$	199,634

On July 26, 2016, the Operating Partnership entered into a Note Purchase Agreement, as amended, which provided for the issuance of $200.0 million principal amount of 3.95% Senior Notes Due 2026 (the "Senior Notes Due 2026") in a private placement effective September 22, 2016. The Senior Notes Due 2026 pay interest on March 22 and September 22 of each year, commencing on March 22, 2017, and mature on September 22, 2026, unless prepaid earlier by the Operating Partnership. The Operating Partnership's performance of the obligations under the Note Purchase Agreement, including the payment of any outstanding indebtedness thereunder, are guaranteed, jointly and severally, by ROIC.

Senior Notes Due 2024

The carrying value of the Company's unsecured Senior Notes Due 2024 is as follows (in thousands):

| | December 31, | | | |
	2022		2021	
Principal amount	$	250,000	$	250,000
Unamortized debt discount		(802)		(1,188)
Net unamortized deferred financing costs		(432)		(652)
Senior Notes Due 2024	$	248,766	$	248,160

On December 3, 2014, the Operating Partnership completed a registered underwritten public offering of $250.0 million aggregate principal amount of 4.000% Senior Notes due 2024 (the "Senior Notes Due 2024"), fully and unconditionally guaranteed by ROIC. The Senior Notes Due 2024 pay interest semi-annually on June 15 and December 15, commencing on June 15, 2015, and mature on December 15, 2024, unless redeemed earlier by the Operating Partnership. The Senior Notes Due 2024 are the Operating Partnership's senior unsecured obligations that rank equally in right of payment with the Operating Partnership's other unsecured indebtedness, and effectively junior to (i) all of the indebtedness and other liabilities, whether secured or unsecured, and any preferred equity of the Operating Partnership's subsidiaries, and (ii) all of the Operating Partnership's indebtedness that is secured by its assets, to the extent of the value of the collateral securing such indebtedness outstanding. ROIC fully and unconditionally guaranteed the Operating Partnership's obligations under the Senior Notes Due 2024 on a senior unsecured basis, including the due and punctual payment of principal of, and premium, if any, and interest on, the notes, whether at stated maturity, upon acceleration, notice of redemption or otherwise. The guarantee is a senior unsecured obligation of ROIC and ranks equally in right of payment with all other senior unsecured indebtedness of ROIC. ROIC's guarantee of the Senior Notes Due 2024 is effectively subordinated in right of payment to all liabilities, whether secured or unsecured, and any preferred equity of its subsidiaries (including the Operating Partnership and any entity ROIC accounts for under the equity method of accounting).

Senior Notes Due 2023

The carrying value of the Company's unsecured Senior Notes Due 2023 is as follows (in thousands):

| | December 31, | | | |
	2022		**2021**	
Principal amount	$	250,000	$	250,000
Unamortized debt discount		(502)		(998)
Net unamortized deferred financing costs		(252)		(515)
Senior Notes Due 2023	$	249,246	$	248,487

On December 9, 2013, the Operating Partnership completed a registered underwritten public offering of $250.0 million aggregate principal amount of 5.000% Senior Notes due 2023 (the "Senior Notes Due 2023"), fully and unconditionally guaranteed by ROIC. The Senior Notes Due 2023 pay interest semi-annually on June 15 and December 15, commencing on June 15, 2014, and mature on December 15, 2023, unless redeemed earlier by the Operating Partnership. The Senior Notes Due 2023 are the Operating Partnership's senior unsecured obligations that rank equally in right of payment with the Operating Partnership's other unsecured indebtedness, and effectively junior to (i) all of the indebtedness and other liabilities, whether secured or unsecured, and any preferred equity of the Operating Partnership's subsidiaries, and (ii) all of the Operating Partnership's indebtedness that is secured by its assets, to the extent of the value of the collateral securing such indebtedness outstanding. ROIC fully and unconditionally guaranteed the Operating Partnership's obligations under the Senior Notes Due 2023 on a senior unsecured basis, including the due and punctual payment of principal of, and premium, if any, and interest on, the notes, whether at stated maturity, upon acceleration, notice of redemption or otherwise. The guarantee is a senior unsecured obligation of ROIC and will rank equally in right of payment with all other senior unsecured indebtedness of ROIC. ROIC's guarantee of the Senior Notes Due 2023 is effectively subordinated in right of payment to all liabilities, whether secured or unsecured, and any preferred equity of its subsidiaries (including the Operating Partnership and any entity ROIC accounts for under the equity method of accounting).

The combined aggregate principal maturities of the Company's unsecured senior notes payable during the next five years and thereafter are as follows (in thousands):

	Principal Repayments	
2023	$	250,000
2024		250,000
2025		—
2026		200,000
2027		250,000
Thereafter		—
Total	$	950,000

Deferred Financing Costs

The unamortized balances of deferred financing costs associated with the Company's term loan, Senior Notes Due 2027, Senior Notes Due 2026, Senior Notes Due 2024, Senior Notes Due 2023, and mortgage notes payable, included as a direct reduction from the carrying amount of the related debt instrument in the consolidated balance sheets, and the unamortized balances of deferred financing costs associated with the Company's unsecured revolving credit facility, included in Deferred charges, net in the consolidated balance sheets as of December 31, 2022 that will be charged to future operations during the next five years and thereafter are as follows (in thousands):

	Financing Costs
2023	$ 2,008
2024	984
2025	300
2026	234
2027	170
Thereafter	—
	$ 3,696

The Operating Partnership's debt agreements contain customary representations, financial and other covenants, and its ability to borrow under these agreements is subject to its compliance with financial covenants and other restrictions on an ongoing basis. The Company was in compliance with such covenants at December 31, 2022.

6. Preferred Stock of ROIC

The Company is authorized to issue 50,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of December 31, 2022 and December 31, 2021, there were no shares of preferred stock outstanding.

7. Common Stock of ROIC

ATM

On February 20, 2020, ROIC entered into an "at the market" sales agreement, as amended on April 27, 2022 (the "Sales Agreement"), with each of (i) KeyBanc Capital Markets Inc., BTIG, LLC, BMO Capital Markets Corp., BofA Securities, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Raymond James & Associates, Inc., Regions Securities LLC, Robert W. Baird & Co. Incorporated and Wells Fargo Securities, LLC (collectively, the "Agents") and (ii) the Forward Purchasers (as defined below), pursuant to which ROIC may sell, from time to time, shares (any such shares, the "Primary Shares") of ROIC's common stock, par value $0.0001 per share ("Common Stock"), to or through the Agents and instruct certain of the Agents, acting as forward sellers (the "Forward Sellers"), to offer and sell borrowed shares (any such shares, "Forward Hedge Shares," and collectively with the Primary Shares, the "Shares") with the Shares to be sold under the Sales Agreement having an aggregate offering price of up to $500.0 million.

The Sales Agreement contemplates that, in addition to the issuance and sale of Primary Shares to or through the Agents as principal or its sales agents, ROIC may enter into separate forward sale agreements with any of KeyBanc Capital Markets Inc., BMO Capital Markets Corp., BofA Securities, Inc., Citigroup Global Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Raymond James & Associates, Inc. and Wells Fargo Securities, LLC or their respective affiliates (in such capacity, the "Forward Purchasers"). If ROIC enters into a forward sale agreement with any Forward Purchaser, ROIC expects that such Forward Purchaser or its affiliate will borrow from third parties and, through the relevant Forward Seller, sell a number of Forward Hedge Shares equal to the number of shares of Common Stock underlying the particular forward sale agreement, in accordance with the mutually accepted instructions related to such forward sale agreement. ROIC will not initially receive any proceeds from any sale of Forward Hedge Shares through a Forward Seller. ROIC expects to fully physically settle each particular forward sale agreement with the relevant Forward Purchaser on one or more dates specified by ROIC on or prior to the maturity date of that particular forward sale agreement by issuing shares of Common Stock (the "Confirmation Shares"), in which case ROIC expects to receive aggregate net cash proceeds at settlement equal to the number of shares of Common Stock underlying the particular forward sale agreement multiplied by the relevant forward sale price. However, ROIC may also elect to cash settle or net share settle a particular forward sale agreement, in which case ROIC may not receive any proceeds from the issuance of shares of Common Stock, and ROIC will instead receive or pay cash (in the case of cash settlement) or receive or deliver shares of Common Stock (in the case of net share settlement).

During the three months ended December 31, 2022, ROIC did not sell any shares under the Sales Agreement. During the year ended December 31, 2022, ROIC sold a total of 1,288,213 shares under the Sales Agreement, which resulted in gross proceeds of approximately $25.2 million and commissions of approximately $252,000 paid to the Agents.

Stock Repurchase Program

On July 31, 2013, ROIC's board of directors authorized a stock repurchase program to repurchase up to a maximum of $50.0 million of the Company's common stock. During the year ended December 31, 2022, the Company did not repurchase any shares of common stock under this program.

8. Stock Compensation and Other Benefit Plans for ROIC

ROIC follows the FASB guidance related to stock compensation which establishes financial accounting and reporting standards for stock-based employee compensation plans, including all arrangements by which employees receive shares of stock or other equity instruments of the employer, or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. The guidance also defines a fair value-based method of accounting for an employee stock option or similar equity instrument.

On April 25, 2022, the Company adopted the Company's Second Amended and Restated 2009 Equity Incentive Plan (the "Equity Incentive Plan") that amended and restated the Amended and Restated 2009 Equity Incentive Plan (the "Prior Plan"). The types of awards that may be granted under the Equity Incentive Plan include stock options, restricted shares, share appreciation rights, phantom shares, dividend equivalent rights and other equity-based awards. The Equity Incentive Plan has a fungible unit system that counts the number of shares of the Company's common stock used in the issuance of full-value awards, such as restricted shares and LTIP Units, differently than the number of shares of common stock used in the issuance of stock options. A total of 10,954,694 Fungible Units (as defined in the Equity Incentive Plan) are reserved for grant under the Equity Incentive Plan. The 10,954,694 Fungible Units represent a maximum of 5,002,143 shares of the Company's common stock that could be granted pursuant to the Equity Incentive Plan as full-value awards, such as restricted shares, based on the 2.19 to 1.0 Fungible Unit-to-full-value award conversion ratio. A maximum of 10,954,694 shares of the Company's common stock may be issued pursuant to the Equity Incentive Plan if all grants made under the Equity Incentive Plan are granted as stock options, based on a 1.0 to 1.0 Fungible Unit-to-stock option award conversion ratio. The Equity Incentive Plan will expire on April 25, 2032.

The Company has made under the Prior Plan, and may make under the Equity Incentive Plan, certain awards in the form of a separate series of units of limited partnership interests in its Operating Partnership called LTIP Units. LTIP Units can be granted either as free-standing awards or in tandem with other awards under the Equity Incentive Plan. The LTIP Units are subject to such conditions and restrictions as the compensation committee may determine, including continued employment or service, achievement of pre-established operational performance goals and market-indexed performance criteria. Upon the occurrence of specified events and subject to the satisfaction of applicable vesting conditions, LTIP Units (after conversion into OP Units, in accordance with the Partnership Agreement) are ultimately redeemable for cash or at ROIC's option, for shares of ROIC common stock on a one-for-one basis.

Restricted Stock

During the year ended December 31, 2022, ROIC awarded 574,070 shares of restricted common stock under the Prior Plan, of which 192,464 shares are performance-based grants and the remainder of the shares are time-based grants. The performance-based grants vest based on both pre-defined operational and market-indexed performance criteria with a vesting date on January 1, 2025.

A summary of the status of the Company's non-vested restricted stock awards as of December 31, 2022, and changes during the year ended December 31, 2022 are presented below:

	Shares		Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2021	1,153,471	$	16.77
Vested	(402,795)	$	16.42
Granted	574,070	$	18.98
Forfeited	(14,148)	$	17.11
Non-vested as of December 31, 2022	1,310,598	$	17.85

As of December 31, 2022, there remained a total of approximately $11.5 million of unrecognized restricted stock compensation expense related to outstanding non-vested restricted stock grants awarded under the Prior Plan. Restricted stock compensation is expected to be expensed over a remaining weighted average period of 1.7 years (irrespective of achievement of the performance conditions). The total fair value of restricted stock that vested during the years ended December 31, 2022, 2021 and 2020 was approximately $7.9 million, $5.5 million and $6.6 million, respectively.

LTIP Units

During the year ended December 31, 2022, 201,860 LTIP Units vested under the Prior Plan, issued at a weighted average grant date fair value of $16.35. Vesting of the LTIP Units was based on the Company's achievement of certain performance criteria during the performance period from January 1, 2019 to December 31, 2021. Vested LTIP Units, after achieving parity with OP Units (as described in the Operating Partnership's Second Amended and Restated Agreement of Limited Partnership, as amended (the "Partnership Agreement")), are eligible to be converted into OP Units on a one-for-one basis upon the satisfaction of conditions set forth in the Partnership Agreement. On January 18, 2022, 201,860 LTIP Units were converted by the Company into 201,860 OP Units upon satisfying such conditions. Upon conversion of LTIP Units into OP Units, holders are able to redeem their OP Units for cash or, at ROIC's option, for shares of ROIC common stock on a one-for-one basis.

Stock Based Compensation Expense

For the years ended December 31, 2022, 2021 and 2020, the amounts charged to expense for all stock based compensation arrangements totaled approximately $11.9 million, $11.0 million and $8.9 million, respectively.

Profit Sharing and Savings Plan

During 2011, the Company established a profit sharing and savings plan (the "401K Plan"), which permits eligible employees to defer a portion of their compensation in accordance with the Code. Under the 401K Plan, the Company made matching contributions on behalf of eligible employees. The Company made contributions to the 401K Plan of approximately $97,000, $95,000 and $89,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

9. Capital of the Operating Partnership

As of December 31, 2022, the Operating Partnership had 132,985,928 OP Units outstanding. ROIC owned an approximate 93.6% interest in the Operating Partnership at December 31, 2022, or 124,538,811 OP Units. The remaining 8,447,117 OP Units are owned by other limited partners. A share of ROIC's common stock and an OP Unit have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership.

As of December 31, 2022, subject to certain exceptions, holders are able to redeem their OP Units for cash or, at ROIC's option, for shares of ROIC common stock on a one-for-one basis. If cash is paid in the redemption, the redemption price is equal to the average closing price on the NASDAQ Stock Market for shares of ROIC's common stock over the ten consecutive trading days immediately preceding the date a redemption notice is received by ROIC.

During the year ended December 31, 2022, ROIC received notices of redemption for a total of 296,840 OP Units. ROIC elected to redeem the 296,840 OP Units for shares of ROIC common stock on a one-for-one basis, and accordingly, 296,840 shares of ROIC common stock were issued.

The redemption value of outstanding OP Units owned by the limited partners as of December 31, 2022, not including ROIC, had such units been redeemed at December 31, 2022, was approximately $126.8 million, calculated based on the average closing price of ROIC's common stock on the NASDAQ Stock Market for the ten consecutive trading days immediately preceding December 31, 2022, which amounted to $15.01 per share.

Retail Opportunity Investments GP, LLC, ROIC's wholly-owned subsidiary, is the sole general partner of the Operating Partnership, and as the parent company, ROIC has the full and complete authority over the Operating Partnership's day-to-day management and control. As the sole general partner of the Operating Partnership, ROIC effectively controls the ability to issue common stock of ROIC upon redemption of any OP Units. The redemption provisions that permit ROIC to settle the redemption of OP Units in either cash or common stock, in the sole discretion of ROIC, are further evaluated in accordance with applicable accounting guidance to determine whether temporary or permanent equity classification on the balance sheet is appropriate. The Company evaluated this guidance, including the ability, in its sole discretion, to settle in unregistered shares of common stock, and determined that the OP Units meet the requirements to qualify for presentation as permanent equity.

10. Fair Value of Financial Instruments

The Company follows the FASB guidance that defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies as discussed in Note 1. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts realizable upon disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying values of cash and cash equivalents, restricted cash, tenant and other receivables, deposits, prepaid expenses, other assets, accounts payable and accrued expenses are reasonable estimates of their fair values because of the short-term nature of these instruments. The carrying values of the term loan and credit facility are deemed to be at fair value since the outstanding debt is directly tied to monthly LIBOR contracts. The fair value of the outstanding Senior Notes Due 2027 and Senior Notes Due 2026 at December 31, 2022 was approximately $223.3 million and $181.8 million, respectively, calculated using significant inputs which are not observable in the market, or Level 3. The fair value of the outstanding Senior Notes Due 2024 and Senior Notes Due 2023 at December 31, 2022 was approximately $241.5 million and $248.8 million, respectively, based on inputs not quoted on active markets, but corroborated by market data, or Level 2. Assumed mortgage notes payable were recorded at their fair value at the time they were assumed. The Company's outstanding mortgage notes payable were estimated to have a fair value of approximately $57.5 million with a weighted average interest rate of 7.3% as of December 31, 2022. These fair value measurements fall within Level 3 of the fair value hierarchy.

11. Derivative and Hedging Activities

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company has historically used interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The changes in the fair value of derivatives that are designated as cash flow hedges are recorded in accumulated other comprehensive income ("AOCI") and are subsequently reclassified into earnings during the period in which the hedged forecasted transaction affects earnings.

The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the derivative. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves, and implied volatilities. The fair value of interest rate swaps is determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

The Company incorporated credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparties' non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contract for the effect of non-performance risk, the Company considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilized Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives. As a result, the Company determined that its derivative valuation in its entirety was classified in Level 2 of the fair value hierarchy.

The Company's four interest rate swaps that effectively fixed the interest rate on the Company's term loan matured effective August 31, 2022.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2021:				
Liabilities				
Derivative financial instruments	$ —	$ (3,447)	$ —	$ (3,447)

Amounts paid, or received, to cash settle interest rate derivatives prior to their maturity date are recorded in AOCI at the cash settlement amount, and will be reclassified to interest expense as interest expense is recognized on the hedged debt. During the next twelve months, the Company estimates that approximately $15,000 will be reclassified as a non-cash decrease to interest expense related to the Company's previously cash-settled swap arrangements.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the balance sheet as of December 31, 2022 and December 31, 2021, respectively (in thousands):

Derivatives designed as hedging instruments	Balance sheet location	December 31, 2022 Fair Value	December 31, 2021 Fair Value
Interest rate products	Other liabilities	$ —	$ (3,447)

Derivatives in Cash Flow Hedging Relationships

The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the years ended December 31, 2022, 2021, and 2020, respectively (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Amount of gain (loss) recognized in OCI on derivatives	$ 1,104	$ 216	$ (9,925)
Amount of loss reclassified from AOCI into interest	$ 2,286	$ 5,894	$ 4,572

12. Commitments and Contingencies

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any, that ultimately may result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

The Company has signed several ground leases in which the Company is the lessee for the land beneath all or a portion of the buildings for certain properties. As of December 31, 2022, the Company's net lease liability of approximately $16.7 million, which is included in Other liabilities in the accompanying balance sheets, and related net right-to-use asset of approximately $15.1 million, which is included in Other assets in the accompanying balance sheets, represents all operating leases in which the Company is a lessee. As of December 31, 2022, the Company's weighted average remaining lease term is approximately 35.8 years and the weighted average discount rate used to calculate the Company's lease liability is approximately 5.2%. Rent expense under the Company's ground leases was approximately $1.7 million, $1.6 million, and $1.7 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The following table represents a reconciliation of the Company's undiscounted future minimum annual lease payments under operating leases to the lease liability as of December 31, 2022 (in thousands):

	Operating Leases
2023	$ 1,345
2024	1,351
2025	1,356
2026	1,376
2027	1,404
Thereafter	28,872
Total undiscounted future minimum lease payments	35,704
Future minimum lease payments, discount	(18,968)
Lease liability	$ 16,736

Tax Protection Agreements

In connection with certain acquisitions from September 2013 through March 2017, the Company entered into Tax Protection Agreements with certain limited partners of the Operating Partnership. The Tax Protection Agreements require the Company, subject to certain exceptions, to indemnify the respective sellers receiving OP Units against certain tax liabilities incurred by them, as calculated pursuant to the respective Tax Protection Agreements, for a period of 12 years (with respect to Tax Protection Agreements entered into in September 2013), or 10 years (with respect to Tax Protection Agreements entered into from December 2014 through March 2017) from the date of the Tax Protection Agreements. If the Company were to trigger the tax protection provisions under these agreements, the Company would be required to pay damages in the amount of the taxes owed by these limited partners (plus additional damages in the amount of the taxes incurred as a result of such payment).

13. Related Party Transactions

The Company has entered into several lease agreements with an officer of the Company, whereby pursuant to the lease agreements, the Company is provided the use of storage space. For the years ended December 31, 2022, 2021, and 2020, the Company incurred approximately $95,000, $85,000 and $84,000, respectively, of expenses relating to the agreements which were included in General and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

14. Subsequent Events

On February 14, 2023, the Company's board of directors declared a cash dividend on its common stock and a distribution on the Operating Partnership's OP Units of $0.15 per share and per OP Unit, payable on April 7, 2023 to holders of record on March 17, 2023.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

Description and Location	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Amount at Which Carried at Close of Period			Accumulated Depreciation (b) [1]	Date of Acquisition
		Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements	Total (a)		
Paramount Plaza, CA	$ —	$ 6,347	$ 10,274	$ 822	$ 1,414	$ 7,169	$ 11,688	$ 18,857	$ 4,744	12/22/2009
Santa Ana Downtown Plaza, CA	—	7,895	9,890	—	4,018	7,895	13,908	21,803	5,249	1/26/2010
Meridian Valley Plaza, WA	—	1,881	4,795	—	1,543	1,881	6,338	8,219	2,750	2/1/2010
The Market at Lake Stevens, WA	—	3,087	12,397	—	(348)	3,087	12,049	15,136	4,137	3/16/2010
Pleasant Hill Marketplace, CA	—	6,359	6,927	—	842	6,359	7,769	14,128	3,009	4/8/2010
Happy Valley Town Center, OR	—	11,678	27,011	—	4,950	11,678	31,961	43,639	11,817	7/14/2010
Cascade Summit Town Square, OR	—	8,853	7,732	—	2,653	8,853	10,385	19,238	3,233	8/20/2010
Heritage Market Center, WA	—	6,595	17,399	—	1,969	6,595	19,368	25,963	6,647	9/23/2010
Claremont Promenade, CA	—	5,975	1,019	183	4,009	6,158	5,028	11,186	3,256	9/23/2010
Sycamore Creek, CA	—	3,747	11,584	—	383	3,747	11,967	15,714	4,861	9/30/2010
Gateway Village, CA	—	5,917	27,298	—	1,149	5,917	28,447	34,364	10,021	12/16/2010
Division Crossing, OR	—	3,706	8,327	8	5,601	3,714	13,928	17,642	6,341	12/22/2010
Halsey Crossing, OR [2]	—	—	7,773	—	7,668	—	15,441	15,441	5,553	12/22/2010
Marketplace Del Rio, CA	—	13,420	22,251	9	7,482	13,429	29,733	43,162	9,397	1/3/2011
Pinole Vista Shopping Center, CA	—	14,288	36,565	—	9,702	14,288	46,267	60,555	12,295	1/6/2011
Desert Springs Marketplace, CA	—	8,517	18,761	443	6,551	8,960	25,312	34,272	8,432	2/17/2011
Renaissance Towne Centre, CA	—	8,640	13,848	—	3,214	8,640	17,062	25,702	5,612	8/3/2011
Country Club Gate Center, CA	—	6,487	17,341	—	1,008	6,487	18,349	24,836	5,786	7/8/2011
Canyon Park Shopping Center, WA	—	9,352	15,916	—	8,307	9,352	24,223	33,575	9,127	7/29/2011
Hawks Prairie Shopping Center, WA	—	5,334	20,694	—	4,265	5,334	24,959	30,293	7,937	9/8/2011
The Kress Building, WA	—	5,693	20,866	—	3,252	5,693	24,118	29,811	7,800	9/30/2011
Hillsboro Market Center, OR [2]	—	—	17,553	—	4,683	—	22,236	22,236	8,079	11/23/2011
Gateway Shopping Center, WA [2]	—	6,242	23,462	—	966	6,242	24,428	30,670	7,506	2/16/2012
Marlin Cove Shopping Center, CA	—	8,815	6,797	—	1,999	8,815	8,796	17,611	3,603	5/4/2012
Seabridge Marketplace, CA	—	5,098	17,164	—	4,122	5,098	21,286	26,384	6,027	5/31/2012
The Village at Novato, CA	—	5,329	4,412	—	2,971	5,329	7,383	12,712	1,605	7/24/2012
Glendora Shopping Center, CA	—	5,847	8,758	12	416	5,859	9,174	15,033	3,196	8/1/2012
Wilsonville Old Town Square, OR	—	4,181	15,394	—	2,674	4,181	18,068	22,249	5,248	2010/2012
Bay Plaza, CA	—	5,454	14,857	75	1,164	5,529	16,021	21,550	4,915	10/5/2012
Santa Teresa Village, CA	—	14,965	17,162	—	14,803	14,965	31,965	46,930	8,126	11/8/2012
Cypress Center West, CA	—	15,480	11,819	125	2,160	15,605	13,979	29,584	4,684	12/7/2012
Redondo Beach Plaza, CA	—	16,242	13,625	120	558	16,362	14,183	30,545	4,498	12/28/2012
Harbor Place Center, CA	—	16,506	10,527	—	6,115	16,506	16,642	33,148	3,693	12/28/2012

Description and Location	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Amount at Which Carried at Close of Period			Accumulated Depreciation (b) [1]	Date of Acquisition
		Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements	Total (a)		
Diamond Bar Town Center, CA	—	9,540	16,795	—	4,452	9,540	21,247	30,787	7,800	2/1/2013
Bernardo Heights Plaza, CA	—	3,192	8,940	—	573	3,192	9,513	12,705	3,041	2/6/2013
Canyon Crossing, WA	—	7,941	24,659	—	2,238	7,941	26,897	34,838	9,081	4/15/2013
Diamond Hills Plaza, CA	34,731	15,458	29,353	—	4,377	15,458	33,730	49,188	8,563	4/22/2013
Granada Shopping Center, CA	—	3,673	13,459	—	6,615	3,673	20,074	23,747	3,533	6/27/2013
Hawthorne Crossings, CA	—	10,383	29,277	—	355	10,383	29,632	40,015	7,978	6/27/2013
Robinwood Shopping Center, OR	—	3,997	11,317	18	565	4,015	11,882	15,897	3,344	8/23/2013
5 Points Plaza, CA	—	17,920	36,965	—	5,310	17,920	42,275	60,195	11,320	9/27/2013
Crossroads Shopping Center, WA	—	68,366	67,756	—	36,687	68,366	104,443	172,809	27,962	2010/2013
Peninsula Marketplace, CA	—	14,730	19,214	—	1,225	14,730	20,439	35,169	5,343	11/1/2013
Country Club Village, CA	—	9,986	26,579	—	1,084	9,986	27,663	37,649	7,433	11/26/2013
Plaza de la Canada, CA [2]	—	10,351	24,819	—	1,300	10,351	26,119	36,470	6,861	12/13/2013
Tigard Marketplace, OR	—	13,587	9,603	—	308	13,587	9,911	23,498	3,278	2/18/2014
Creekside Plaza, CA	—	14,807	29,476	—	7,401	14,807	36,877	51,684	9,217	2/28/2014
North Park Plaza, CA	—	13,593	17,733	—	3,323	13,593	21,056	34,649	5,289	4/30/2014
Fallbrook Shopping Center, CA [2]	—	21,232	186,197	83	7,907	21,315	194,104	215,419	48,129	6/13/2014
Moorpark Town Center, CA	—	7,063	19,694	—	629	7,063	20,323	27,386	4,721	12/4/2014
Mission Foothill Marketplace Pads, CA	—	3,996	11,051	14	617	4,010	11,668	15,678	2,460	12/4/2014
Wilsonville Town Center, OR	—	10,334	27,101	—	1,698	10,334	28,799	39,133	7,334	12/11/2014
Park Oaks Shopping Center, CA	—	8,527	38,064	—	381	8,527	38,445	46,972	9,068	1/6/2015
Ontario Plaza, CA	—	9,825	26,635	—	1,384	9,825	28,019	37,844	7,435	1/6/2015
Winston Manor, CA	—	10,018	9,762	—	1,944	10,018	11,706	21,724	3,023	1/7/2015
Jackson Square, CA	—	6,886	24,558	—	863	6,886	25,421	32,307	5,752	7/1/2015
Tigard Promenade, OR	—	9,844	10,843	—	291	9,844	11,134	20,978	2,477	7/28/2015
Sunnyside Village Square, OR	—	4,428	13,324	—	2,531	4,428	15,855	20,283	4,235	7/28/2015
Gateway Centre, CA	—	16,275	28,308	—	3,682	16,275	31,990	48,265	6,751	9/1/2015
Johnson Creek Center, OR	—	9,009	22,534	—	1,115	9,009	23,649	32,658	5,449	11/9/2015
Iron Horse Plaza, CA	—	8,187	39,654	11	2,964	8,198	42,618	50,816	9,095	12/4/2015
Bellevue Marketplace, WA	—	10,488	39,119	—	10,434	10,488	49,553	60,041	10,781	12/10/2015
Four Corner Square, WA	—	9,926	31,415	36	490	9,962	31,905	41,867	7,153	12/21/2015
Warner Plaza, CA	—	16,104	60,188	—	11,209	16,104	71,397	87,501	14,881	12/31/2015
Magnolia Shopping Center, CA	—	12,501	27,040	154	1,998	12,655	29,038	41,693	6,280	3/10/2016
Casitas Plaza Shopping Center, CA	—	10,734	22,040	—	1,505	10,734	23,545	34,279	4,658	3/10/2016
Bouquet Center, CA	—	10,040	48,362	18	887	10,058	49,249	59,307	9,275	4/28/2016
North Ranch Shopping Center, CA	—	31,522	95,916	—	2,676	31,522	98,592	130,114	18,037	6/1/2016
Monterey Center, CA [2]	—	1,073	10,609	—	679	1,073	11,288	12,361	2,212	7/14/2016
Rose City Center, OR [2]	—	3,637	10,301	—	(105)	3,637	10,196	13,833	1,840	9/15/2016

91

Description and Location	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Amount at Which Carried at Close of Period			Accumulated Depreciation (b) [1]	Date of Acquisition
		Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements	Total (a)		
The Knolls, CA	—	9,726	18,299	—	121	9,726	18,420	28,146	3,486	10/3/2016
Bridle Trails Shopping Center, WA	—	11,534	20,700	—	9,704	11,534	30,404	41,938	6,253	10/17/2016
Torrey Hills Corporate Center, CA	—	5,579	3,915	—	2,011	5,579	5,926	11,505	2,636	12/6/2016
PCC Community Markets Plaza, WA	—	1,856	6,914	—	7	1,856	6,921	8,777	1,334	1/25/2017
The Terraces, CA	—	18,378	37,103	—	1,690	18,378	38,793	57,171	6,811	3/17/2017
Santa Rosa Southside Shopping Center, CA	—	5,595	24,453	—	11,994	5,595	36,447	42,042	5,324	3/24/2017
Division Center, OR	—	6,912	26,098	—	7,157	6,912	33,255	40,167	5,323	4/5/2017
Highland Hill Shopping Center, WA	—	10,511	37,825	66	2,908	10,577	40,733	51,310	6,409	5/9/2017
Monta Loma Plaza, CA	—	18,226	11,113	—	215	18,226	11,328	29,554	1,810	9/19/2017
Fullerton Crossroads, CA	26,000	28,512	45,419	—	1,062	28,512	46,481	74,993	7,542	10/11/2017
Riverstone Marketplace, WA	—	5,113	27,594	—	789	5,113	28,383	33,496	4,501	10/11/2017
North Lynnwood Shopping Center, WA	—	4,955	10,335	21	5,189	4,976	15,524	20,500	2,452	10/19/2017
The Village at Nellie Gail Ranch, CA	—	22,730	22,578	—	1,924	22,730	24,502	47,232	4,066	11/30/2017
Stadium Center, WA	—	1,699	17,229	45	116	1,744	17,345	19,089	2,272	2/23/2018
King City Plaza, OR	—	5,161	10,072	—	460	5,161	10,532	15,693	1,445	5/18/2018
Summerwalk Village, WA	—	4,312	7,567	—	3,012	4,312	10,579	14,891	973	12/13/2019
Canyon Creek Plaza, CA	—	13,067	13,455	—	24	13,067	13,479	26,546	783	9/1/2021
Palomar Village, CA	—	9,642	26,925	—	1,014	9,642	27,939	37,581	1,289	10/12/2021
South Point Plaza, WA	—	18,465	25,491	3	2,175	18,468	27,666	46,134	1,258	11/10/2021
Olympia West Center, WA	—	5,716	18,378	—	17	5,716	18,395	24,111	744	12/6/2021
Powell Valley Junction, OR	—	6,334	15,685	—	599	6,334	16,284	22,618	367	4/1/2022
Olympia Square North, WA	—	6,005	15,999	—	4	6,005	16,003	22,008	391	4/1/2022
Village Oaks Shopping Center, CA	—	10,757	19,626	—	166	10,757	19,792	30,549	387	5/17/2022
Thomas Lake Shopping Center, WA	—	16,380	18,685	—	3	16,380	18,688	35,068	245	8/19/2022
Ballinger Village, WA	—	11,696	16,268	6	57	11,702	16,325	28,027	219	8/19/2022
	$ 60,731	$ 955,964	$ 2,146,584	$ 2,272	$ 306,273	$ 958,236	$ 2,452,857	$ 3,411,093	$ 578,593	

a. RECONCILIATION OF REAL ESTATE – OWNED SUBJECT TO OPERATING LEASES (in thousands)

	Year Ended December 31,		
	2022	2021	2020
Balance at beginning of period:	$ 3,266,155	$ 3,156,552	$ 3,131,841
Property improvements during the year	55,086	48,570	38,913
Properties acquired during the year	134,706	136,105	—
Properties sold during the year	(30,995)	(61,491)	—
Assets written off during the year	(13,859)	(13,581)	(14,202)
Balance at end of period:	$ 3,411,093	$ 3,266,155	$ 3,156,552

b. RECONCILIATION OF ACCUMULATED DEPRECIATION (in thousands)

	Year Ended December 31,		
	2022	2021	2020
Balance at beginning of period:	$ 510,836	$ 460,165	$ 390,916
Depreciation expenses	86,354	82,957	83,774
Properties sold during the year	(4,112)	(18,476)	—
Property assets fully depreciated and written off	(14,485)	(13,810)	(14,525)
Balance at end of period:	$ 578,593	$ 510,836	$ 460,165

(1) Depreciation and investments in building and improvements reflected in the consolidated statements of operations is calculated over the estimated useful life of the assets as follows:

Building: 39-40 years
Property Improvements: 10-20 years

(2) Property, or a portion thereof, is subject to a ground lease.

(3) The aggregate cost for Federal Income Tax Purposes for real estate was approximately $3.1 billion at December 31, 2022.

SCHEDULE IV – MORTGAGE LOANS ON REAL ESTATE
December 31, 2022
(in thousands)

a. **RECONCILIATION OF MORTGAGE LOANS ON REAL ESTATE (in thousands)**

	Year Ended December 31,		
	2022	**2021**	**2020**
Balance at beginning of period:	$ 4,875	$ 4,959	$ 13,000
Repayments on mortgage note receivable	(89)	(84)	(8,041)
Balance at end of period:	$ 4,786	$ 4,875	$ 4,959

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures (Retail Opportunity Investments Corp.)

ROIC maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, ROIC's management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and its management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

ROIC's Chief Executive Officer and Chief Financial Officer, based on their evaluation of ROIC's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) required by paragraph (b) of Rule 13a-15 or Rule 15d-15, have concluded that as of the end of the period covered by this report, ROIC's disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to ROIC that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

During the year ended December 31, 2022, there was no change in ROIC's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, ROIC's internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures (Retail Opportunity Investments Partnership, LP)

The Operating Partnership maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, the Operating Partnership's management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and its management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company's Chief Executive Officer and Chief Financial Officer, based on their evaluation of the Operating Partnership's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) required by paragraph (b) of Rule 13a-15 or Rule 15d-15, have concluded that as of the end of the period covered by this report, the Operating Partnership's disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to the Operating Partnership that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

During the year ended December 31, 2022, there was no change in the Operating Partnership's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting (Retail Opportunity Investments Corp.)

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of ROIC's management, including the Chief Executive Officer and Chief Financial Officer, ROIC conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on that evaluation, Management concluded that its internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which appears on page 56 of this Annual Report on Form 10-K.

Management's Report on Internal Control over Financial Reporting (Retail Opportunity Investments Partnership, LP)

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the Operating Partnership's management, including the Chief Executive Officer and Chief Financial Officer of ROIC, the Operating Partnership conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on that evaluation, Management concluded that its internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There was no change in ROIC's or the Operating Partnership's internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) that occurred during its most recent quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance

Information required by this Item is hereby incorporated by reference to the material appearing in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders to be filed within 120 days after December 31, 2022.

Item 11. Executive Compensation

Information required by this Item is hereby incorporated by reference to the material appearing in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders to be filed within 120 days after December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item is hereby incorporated by reference to the material appearing in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders to be filed within 120 days after December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item is hereby incorporated by reference to the material appearing in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders to be filed within 120 days after December 31, 2022.

Item 14. Principal Accounting Fees and Services

Information required by this Item is hereby incorporated by reference to the material appearing in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders to be filed within 120 days after December 31, 2022.


PART IV


Item 15. Exhibits and Financial Statement Schedule

(a)(1) and (2) Financial Statements and Schedule

Please refer to the Index to Consolidated Financial Statements included under Part II, Item 8. Financial Statements and Supplementary Data.

(a)(3)   **Exhibits**

2.1	Articles of Merger, by and between Retail Opportunity Investments Corp., a Delaware corporation, and Retail Opportunity Investments Corp., a Maryland corporation, as survivor, dated as of June 1, 2011 [2]
3.1	Articles of Amendment and Restatement [2]
3.2	Second Amended and Restated Bylaws [25]
3.3	Second Amended and Restated Limited Partnership Agreement of Retail Opportunity Investments Partnership, LP, by and among Retail Opportunity Investments GP, LLC as general partner, Retail Opportunity Investments Corp. and the other limited partners thereto, dated as of September 27, 2013 [5]
3.4	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of Retail Opportunity Investments Partnership, LP, dated as of December 4, 2015 [10]
3.5	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of Retail Opportunity Investments Partnership, LP, dated as of December 10, 2015 [10]
3.6	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of Retail Opportunity Investments Partnership, LP, dated as of December 31, 2015 [10]
3.7	Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of Retail Opportunity Investments Partnership, LP, dated as of March 10, 2016 [11]
3.8	Sixth Amendment to the Second Amended and Restated Limited Partnership Agreement of Retail Opportunity Investments Partnership, LP, dated as of March 24, 2017 [14]
3.9	Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of Retail Opportunity Investments Partnership, LP, dated as of October 11, 2017 [16]
4.1	Specimen Unit Certificate [1]
4.2	Specimen Common Stock Certificate [1]
4.3	Indenture, by and among Retail Opportunity Investments Corp., Retail Opportunity Investments Partnership, LP and Wells Fargo Bank, National Association, dated as of December 9, 2013 [6]

4.4	First Supplemental Indenture, by and among Retail Opportunity Investments Partnership, LP, Retail Opportunity Investments Corp. and Wells Fargo Bank, National Association, dated as of December 9, 2013 [6]
4.5	5.000% Senior Notes due 2023 of Retail Opportunity Investments Partnership, LP, guaranteed by Retail Opportunity Investments Corp., dated as of December 9, 2013 [7]
4.6	Second Supplemental Indenture, by and among Retail Opportunity Investments Partnership, LP, Retail Opportunity Investments Corp. and Wells Fargo Bank, National Association (including Form of 4.000% Senior Notes due 2024 of Retail Opportunity Investments Partnership, LP, guaranteed by Retail Opportunity Investments Corp.), dated as of December 3, 2014 [8]
4.7	Description of Securities [21]
10.1	2009 Equity Incentive Plan [1]
10.2	Amended and Restated 2009 Equity Incentive Plan [19]
10.3	Second Amended and Restated 2009 Equity Incentive Plan [24]
10.4	Form of Restricted Stock Award Agreement under 2009 Equity Incentive Plan and Amended and Restated 2009 Equity Incentive Plan [1]
10.5	Form of Option Award Agreement under 2009 Equity Incentive Plan and Amended and Restated 2009 Equity Incentive Plan [1]
10.6	Letter Agreement, by and between Retail Opportunity Investments Corp. and Richard A. Baker, dated as of April 2, 2012 [3]
10.7	Letter Agreement, by and between Retail Opportunity Investments Corp. and Laurie Sneve, dated as of October 24, 2012 [4]
10.8	Tax Protection Agreement, by and among Retail Opportunity Investments Corp., Retail Opportunity Investments Partnership, LP and the protected partners identified therein, dated as of September 27, 2013 [5]
10.9	Tax Protection Agreement, by and among Retail Opportunity Investments Corp., Retail Opportunity Investments Partnership, LP and the protected partners identified therein, dated as of September 27, 2013 [5]
10.10	Registration Rights Agreement, by and among Retail Opportunity Investments Corp. and the holders named therein, dated as of September 27, 2013 [5]
10.11	Registration Rights Agreement, by and among Retail Opportunity Investments Corp. and the holders named therein, dated as of September 27, 2013 [5]
10.12	Tax Protection Agreement, by and among Retail Opportunity Investments Corp., Retail Opportunity Investments Partnership, LP and the protected partners identified therein, dated as of December 11, 2014 [9]
10.13	Registration Rights Agreement, by and among Retail Opportunity Investments Corp. and the holder named therein, dated as of December 11, 2014 [9]
10.14	Tax Protection Agreement, by and among Retail Opportunity Investments Corp., Retail Opportunity Investments Partnership, LP and the protected partners identified therein, dated as of December 4, 2015 [10]
10.15	Registration Rights Agreement, by and among Retail Opportunity Investments Corp. and the holders named therein, dated as of December 4, 2015 [10]
10.16	Tax Protection Agreement, by and among Retail Opportunity Investments Corp., Retail Opportunity Investments Partnership, LP and the protected partners identified therein, dated as of December 10, 2015 [10]
10.17	Registration Rights Agreement, by and among Retail Opportunity Investments Corp. and the holders named therein, dated as of December 10, 2015 [10]
10.18	Tax Protection Agreement, by and among Retail Opportunity Investments Corp., Retail Opportunity Investments Partnership, LP and the protected partner identified therein, dated as of December 31, 2015 [10]
10.19	Registration Rights Agreement, by and among Retail Opportunity Investments Corp. and the holder named therein, dated as of December 31, 2015 [10]
10.20	Tax Protection Agreement, by and among Retail Opportunity Investments Corp., Retail Opportunity Investments Partnership, LP and the protected partner identified therein, dated as of March 10, 2016 [11]

10.21	Registration Rights Agreement, by and among Retail Opportunity Investments Corp. and the holder named therein, dated as of March 10, 2016 [11]
10.22	Employment Agreement, dated as of March 21, 2017, by and between the Company and Stuart A. Tanz [13]
10.23	Employment Agreement, dated as of March 21, 2017, by and between the Company and Richard K. Schoebel [13]
10.24	Employment Agreement, dated as of March 21, 2017, by and between the Company and Michael B. Haines [13]
10.25	First Amended and Restated Term Loan Agreement, by and among Retail Opportunity Investments Corp., as the Parent Guarantor, Retail Opportunity Investments Partnership, LP, as the Borrower, KeyBank National Association, as Administrative Agent, BMO Capital Markets and Regions Bank, as Co-Syndication Agents, Capital One, National Association, as Documentation Agent, and the other lenders party thereto, dated as of September 8, 2017 [15]
10.26	First Amendment to First Amended and Restated Term Loan Agreement, by and among Retail Opportunity Investments Corp., as the Parent Guarantor, Retail Opportunity Investments Partnership, LP, as the Borrower, KeyBank National Association, as Administrative Agent, BMO Capital Markets and Regions Bank, as Co-Syndication Agents, Capital One, National Association, as Documentation Agent, and the other lenders party thereto, dated as of December 20, 2019 [20]
10.27	Second Amendment to First Amended and Restated Term Loan Agreement, dated as of July 29, 2020, by and among Retail Opportunity Investments Corp., as the Parent Guarantor, Retail Opportunity Investments Partnership, LP, as the Borrower, KeyBank National Association, as Administrative Agent, and the other lenders party thereto [23]
10.28	Second Amended and Restated Credit Agreement, by and among Retail Opportunity Investments Corp., as the guarantor, and Retail Opportunity Investments Partnership, LP, as the borrower, KeyBank National Association, as Administrative Agent, Swing Line Lender and L/C Issuer, PNC Bank National Association and U.S. Bank National Association, as Co-Syndication Agents and the other lenders party thereto, dated as of September 8, 2017 [15]
10.29	First Amendment to Second Amended and Restated Credit Agreement, by and among Retail Opportunity Investments Corp., as the guarantor, and Retail Opportunity Investments Partnership, LP, as the borrower, KeyBank National Association, as Administrative Agent, Swing Line Lender and L/C Issuer, PNC Bank National Association and U.S. Bank National Association, as Co-Syndication Agents and the other lenders party thereto, dated as of December 20, 2019 [20]
10.30	Second Amendment to Second Amended and Restated Credit Agreement, dated as of July 29, 2020, by and among Retail Opportunity Investments Corp., as the guarantor, and Retail Opportunity Investments Partnership, LP, as the borrower, KeyBank National Association, as Administrative Agent, and the other lenders party thereto [23]
10.31	Amended and Restated Note Purchase Agreement, dated as of September 22, 2016, by and among Retail Opportunity Investments Partnership, LP, Retail Opportunity Investments Corp and the purchasers named therein [12]
10.32	First Amendment, dated as of September 8, 2017 to the Amended and Restated Note Purchase Agreement, dated as of September 22, 2016, by and among Retail Opportunity Investments Partnership, LP, Retail Opportunity Investments Corp and the purchasers named therein [17]
10.33	Third Amendment, dated as of July 29, 2020 to the Amended and Restated Note Purchase Agreement, dated as of September 22, 2016, by and among Retail Opportunity Investments Partnership, LP, Retail Opportunity Investments Corp and the purchasers named therein [23]
10.34	Note Purchase Agreement, dated as of November 10, 2017, by and among Retail Opportunity Investments Partnership, LP, Retail Opportunity Investments Corp. and the purchasers named therein [18]
10.35	First Amendment, dated as of July 29, 2020 to the Note Purchase Agreement, dated as of November 10, 2017, by and among Retail Opportunity Investments Partnership, LP, Retail Opportunity Investments Corp and the purchasers named therein [23]
10.36	Sales Agreement, dated February 20, 2020, by and among the Company, the Operating Partnership, the Agents and the Forward Purchasers [22]

21.1*	List of Subsidiaries of Retail Opportunity Investments Corp.
23.1*	Consent of Ernst & Young LLP for Retail Opportunity Investments Corp.
23.2*	Consent of Ernst & Young LLP for Retail Opportunity Investments Partnership, LP
31.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
31.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
32.1**	Certifications pursuant to Section 1350
101 SCH	Inline XBRL Taxonomy Extension Schema Document
101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101 DEF	Inline Taxonomy Extension Definition Linkbase Document
101 LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from this Annual Report on Form 10-K for the year ended December 31, 2021, formatted in Inline XBRL (and contained in Exhibit 101)

---

(1) Incorporated by reference to the Company's current report on Form 8-K filed on October 26, 2009.
(2) Incorporated by reference to the Company's current report on Form 8-K filed on June 3, 2011.
(3) Incorporated by reference to the Company's current report on Form 8-K filed on April 5, 2012.
(4) Incorporated by reference to the Company's current report on Form 8-K filed on January 3, 2013.
(5) Incorporated by reference to the Company's current report on Form 8-K filed on October 2, 2013.
(6) Incorporated by reference to the Company's current report on Form 8-K filed on December 9, 2013.
(7) Incorporated by reference to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2013, filed on February 25, 2014.
(8) Incorporated by reference to the Company's current report on Form 8-K filed on December 3, 2014.
(9) Incorporated by reference to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 25, 2015.
(10) Incorporated by reference to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 24, 2016.
(11) Incorporated by reference to the Company's current report on Form 8-K filed on March 16, 2016.
(12) Incorporated by reference to the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2016 filed on October 26, 2016.
(13) Incorporated by reference to the Company's current report on Form 8-K filed on March 24, 2017.
(14) Incorporated by reference to the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017 filed on April 27, 2017.
(15) Incorporated by reference to the Company's current report on Form 8-K filed on September 13, 2017.
(16) Incorporated by reference to the Company's current report on Form 8-K filed on October 17, 2017.
(17) Incorporated by reference to the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2017 filed on October 25, 2017.
(18) Incorporated by reference to the Company's current report on Form 8-K filed on November 13, 2017.
(19) Incorporated by reference to the Company's current report on Form 8-K filed on May 1, 2018.
(20) Incorporated by reference to the Company's current report on Form 8-K filed on December 27, 2019.
(21) Incorporated by reference to the Company's annual report on Form 10-K filed on February 19, 2020.
(22) Incorporated by reference to the Company's current report on Form 8-K filed on February 21, 2020.
(23) Incorporated by reference to the Company's current report on Form 8-K filed on August 4, 2020.
(24) Incorporated by reference to the Company's current report on Form 8-K filed on April 26, 2022.
(25) Incorporated by reference to the Company's current report on Form 8-K filed on September 23, 2022.
* Filed herewith.
** Furnished with this report.
+ Unless otherwise noted, all exhibits have File No. 001-33479.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	RETAIL OPPORTUNITY INVESTMENTS CORP.
	Registrant
Date: February 16, 2023	By: /s/ Stuart A. Tanz
	Stuart A. Tanz
	President and Chief Executive Officer
	(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stuart A. Tanz and Michael B. Haines, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedule thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: February 16, 2023

/s/ Richard A. Baker

Richard A. Baker

Non-Executive Chairman of the Board

Date: February 16, 2023

/s/ Stuart A. Tanz

Stuart A. Tanz

President, Chief Executive Officer and Director

(*Principal Executive Officer*)

Date: February 16, 2023

/s/ Michael B. Haines

Michael B. Haines

Chief Financial Officer

(*Principal Financial Officer and Principal Accounting Officer*)

Date: February 16, 2023

/s/ Laurie A. Sneve

Laurie A. Sneve

Chief Accounting Officer

Date: February 16, 2023

/s/ Angela K. Ho

Angela K. Ho

Director

Date: February 16, 2023

/s/ Michael J. Indiveri

Michael J. Indiveri

Director

Date: February 16, 2023

/s/ Zabrina M. Jenkins

Zabrina M. Jenkins

Director

Date: February 16, 2023

/s/ Lee S. Neibart

Lee S. Neibart

Director

Date: February 16, 2023	/s/ Adrienne B. Pitts
	Adrienne B. Pitts
	Director

Date: February 16, 2023	/s/ Laura H. Pomerantz
	Laura H. Pomerantz
	Director

Date: February 16, 2023	/s/ Eric S. Zorn
	Eric S. Zorn
	Director

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	RETAIL OPPORTUNITY INVESTMENTS PARTNERSHIP, LP, by Retail Opportunity Investments GP, LLC, its sole general partner Registrant
Date: February 16, 2023	By: /s/ Stuart A. Tanz
	Stuart A. Tanz
	President and Chief Executive Officer
	(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stuart A. Tanz and Michael B. Haines, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedule thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: February 16, 2023   /s/ Richard A. Baker

Richard A. Baker

Non-Executive Chairman of the Board

Date: February 16, 2023   /s/ Stuart A. Tanz

Stuart A. Tanz

President, Chief Executive Officer and Director

(*Principal Executive Officer*)

Date: February 16, 2023   /s/ Michael B. Haines

Michael B. Haines

Chief Financial Officer

(*Principal Financial Officer and Principal Accounting Officer*)

Date: February 16, 2023   /s/ Laurie A. Sneve

Laurie A. Sneve

Chief Accounting Officer

Date: February 16, 2023   /s/ Angela K. Ho

Angela K. Ho

Director

Date: February 16, 2023   /s/ Michael J. Indiveri

Michael J. Indiveri

Director

Date: February 16, 2023   /s/ Zabrina M. Jenkins

Zabrina M. Jenkins

Director

Date: February 16, 2023   /s/ Lee S. Neibart

Lee S. Neibart

Director

Date: February 16, 2023	/s/ Adrienne B. Pitts
	Adrienne B. Pitts
	Director

Date: February 16, 2023	/s/ Laura H. Pomerantz
	Laura H. Pomerantz
	Director

Date: February 16, 2023	/s/ Eric S. Zorn
	Eric S. Zorn
	Director